                                                                 Filed Pursuant
                                                                 to Rule 424(A)
                                                            Registration Number
                                                                      333-30289
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                    JULY 2, 1997

                                3,075,000 Shares

                    [LOGO OF RADIANT SYSTEMS APPEARS HERE]

                                  Common Stock

                                   --------

  Of the 3,075,000 shares of Common Stock being offered hereby, 2,500,000 shares are being sold by Radiant Systems, Inc. ("Radiant" or the "Company") and 575,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. The Company's Common Stock is quoted on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "RADS." On July 1, 1997, the last reported sale price of the Company's Common Stock was $19.50 per share. See "Principal and Selling Shareholders."

                                   --------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" BEGINNING ON PAGE 7.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 PRICE    UNDERWRITING   PROCEEDS  PROCEEDS TO
                                   TO    DISCOUNTS AND      TO       SELLING
                                 PUBLIC  COMMISSIONS(1) COMPANY(2) SHAREHOLDERS
-------------------------------------------------------------------------------
Per Share.......................  $           $            $           $
-------------------------------------------------------------------------------
Total(3)........................  $       $              $          $
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company estimated at $350,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 461,250 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $   , $    and
    $    respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
      , 1997.

Alex. Brown & Sons
  INCORPORATED

                            Deutsche Morgan Grenfell

                                                          The Robinson-Humphrey
                                                  Company, Inc.

                  THE DATE OF THIS PROSPECTUS IS       , 1997

                         [inside front cover graphics]


TITLE:       The Convenience Store Solution

GRAPHIC: A picture of a computer terminal and keyboard. Displayed on the terminal is a screen from the Company's Core-Tech software application entitled "6 Month Margin Summary by Department." The screen displays financial data in tabular form, as well as graphically on a pie chart and a bar chart.

             A second picture shows one of the Company's Compu-Touch point of sale terminals. The terminal screen shows a series of "buttons" ranging from "Drawer Totals," "Tank Reading," and "Select Pump" to "Lottery" and "Money Order." The touch screen capability of the terminal is demonstrated by a human finger which is shown touching the "Lottery" button.

SUPPORTING
TEXT:        "Core-Tech Headquarters-Based Management System. Compu-Touch POS."

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

GATE
----

TITLE:      The Radiant Solution

GRAPHIC: Diagram mapping the flow of information created by deploying the Company's technology solution. The diagram begins with a depiction of a consumer initiating a transaction at the Company's consumer-activated system, which transmits data to a point of sale system, which in turn is connected to a back office management system. The back office system periodically transmits data to the Company's headquarters based system, which has the capability to communicate electronically with user's vendors and suppliers.

            Each stage is depicted by a disc with a stylized picture of the relevant device or object (a PC for back office systems, a headquarters building for headquarters based systems, etc.) upon that disc. Arrows connect those components of the system having direct, online connections while jagged lines depict nonreal time, batch connections. The discs are arranged in a semicircle with stylized pictures of businesspeople toward the center, representing the Company's consulting and implementation services, connected with each disc with a dotted line.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information appearing elsewhere in this Prospectus. Except as otherwise specified herein, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  Radiant Systems, Inc. ("Radiant" or the "Company") provides enterprise-wide technology solutions to selected vertical markets within the retail industry. The Company offers fully integrated retail automation solutions including point of sale ("POS") systems, consumer-activated ordering systems, back office management systems and headquarters-based management systems. The Company's products enable retailers to interact electronically with consumers, capture data at the point of sale, manage site operations and logistics and communicate electronically with their sites, vendors and credit networks. In addition, the Company offers systems planning, design and implementation services that tailor the automation solution to each retailer's specifications. The Company believes that its site solutions are easy to implement, typically requiring less than a week to install and a few hours to train individual users.

  Radiant is currently a leading provider of integrated retail automation solutions to the convenience store market and has a growing presence in the restaurant and entertainment markets through its Radiant Hospitality Systems and PrysmTech divisions, respectively. Since these markets require many of the same product features and functionality, the Company believes it can leverage its existing technology across these markets with limited incremental product development efforts.

   The Company's objective is to be the leading worldwide provider of enterprise-wide technology solutions to the vertical markets it serves. In the convenience store market, the Company offers a fully integrated retail automation solution, including the site-based Compu-Touch product, an integrated point of sale and back office solution; OrderPoint, a consumer-activated ordering system with multimedia capabilities; and Core-Tech, a headquarters-based, enterprise-wide management system. In the restaurant market, the Company has recently expanded its presence through the acquisitions of Restaurant Management and Control Systems, Inc. ("ReMACS") and RSI Merger Corporation d/b/a Twenty/20 Visual Systems ("Twenty/20"). The Company is developing a new suite of products for this market, combining acquired technology with its core technologies, including its recently introduced MediaClient platform. The MediaClient platform allows multiple multimedia software applications to operate on separate terminals simultaneously, all driven by a single PC. In the entertainment market, the Company provides an integrated site-based solution including BoxMan, a box-office POS system; ConcMan, a concession stand POS system; OrderPoint, a consumer-activated ticket and concession management and ordering system; and OfficeMan, a back office solution. Radiant expects to introduce its headquarters-based Core-Tech enterprise-wide management system to the entertainment market in the second half of 1997. As of June 1, 1997, the Company's products have been installed in or licensed for over 10,000 sites and the Company had over 50 customers in its various vertical markets, including Amoco Oil Company, Boston Chicken, Inc., Conoco, Inc., Dillon Companies, Inc., Emro Marketing Company (Speedway/Starvin' Marvin), Loews Theatre Management Corporation, Regal Cinemas, Sheetz, Inc., Sizzler International, Inc., Ultramar Diamond Shamrock Corporation and
Wawa, Inc.

  The Company originally was organized under the laws of the state of New York on August 1, 1985, and subsequently reincorporated under the laws of the state of Georgia on October 27, 1995. The reincorporation was effected through a merger of the New York corporation with and into the Georgia corporation. The name of the Company was changed to Radiant Systems, Inc. from Softsense Computer Products, Inc. on November 13, 1996. The Company's principal executive offices are located at 1000 Alderman Drive, Alpharetta, Georgia 30202, and its telephone number is (770) 772-3000.

                              RECENT DEVELOPMENTS

  In May 1997, the Company completed the acquisitions of ReMACS, based in Pleasanton, California, and Twenty/20, based in Dallas, Texas. ReMACS is a leading provider of back office management systems to the restaurant industry with over 8,000 installed or licensed sites. Twenty/20 is a provider of POS and table management systems for full-service restaurants. The Company has combined these two entities with its existing restaurant operations to form the Radiant Hospitality Systems division, which will focus on providing an integrated solution to the restaurant industry.

                                  RISK FACTORS

  The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                           FORWARD LOOKING STATEMENTS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which can be identified by the use of forward-looking terminology such as "anticipate," "may," "will," "expect," "continue," "remains," "intend," "aim," "trend," "seek," "should" and "prospects," or the negative thereof or other variations thereon or comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

                                  THE OFFERING

 Common Stock offered by the Company.............  2,500,000 shares
 Common Stock offered by the Selling
  Shareholders...................................    575,000 shares
 Common Stock to be outstanding after the
  offering....................................... 15,067,259 shares(1)
 Use of proceeds................................. Repayment of indebtedness and general corporate purposes,
                                                  including possible strategic
                                                  acquisitions and working
                                                  capital.
 Nasdaq National Market symbol................... RADS

--------
(1) Excludes 4,173,396 shares of Common Stock issuable upon the exercise of outstanding stock options, of which options to purchase 555,740 shares are currently exercisable. See "Management--Stock Option Plan." Includes 36,000 shares which are subject to outstanding stock options, which options will be exercised and the shares sold in this offering.

                 SUMMARY COMBINED AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     THREE MONTHS
                               YEAR ENDED DECEMBER 31,              ENDED MARCH 31,
                          ------------------------------------ ---------------------------
                                                     PRO FORMA                   PRO FORMA
                                                     COMBINED                    COMBINED
                           1994     1995     1996    1996 (1)   1996     1997    1997 (1)
                          -------  -------  -------  --------- -------  -------  ---------
STATEMENT OF OPERATIONS
 DATA:
 Revenues:
 Systems sales..........  $13,529  $14,078  $35,888   $38,921  $ 3,849  $10,742   $11,291
 Customer support,
  maintenance and other
  services..............      919    1,804    5,055     7,670      698    1,818     2,286
                          -------  -------  -------   -------  -------  -------   -------
 Total revenues.........   14,448   15,882   40,943    46,591    4,547   12,560    13,577
 Cost of revenues:
 Systems sales..........    9,459    9,863   22,270    22,908    2,768    6,278     6,325
 Customer support,
  maintenance and other
  services..............    1,208    2,300    5,465     6,872    1,003    1,749     2,073
                          -------  -------  -------   -------  -------  -------   -------
 Total cost of
  revenues..............   10,667   12,163   27,735    29,780    3,771    8,027     8,398
                          -------  -------  -------   -------  -------  -------   -------
 Gross profit...........    3,781    3,719   13,208    16,811      776    4,533     5,179
 Income (loss) from
  operations before
  purchased research and
  development costs.....      (94)  (2,101)   1,781    (1,203)  (1,414)     452       (63)
 Purchased research and
  development costs.....       --       --    3,930        30       --       --        --
 Income (loss) from
  operations............      (94)  (2,101)  (2,149)   (1,233)  (1,414)     452       (63)
 Interest expense, net..       82      166      712     1,237       39      209       281
 Other (income).........       --     (406)      --        --       --       --        --
 Minority interest in
  earnings of
  PrysmTech.............       --       --      628        --       55       --        --
                          -------  -------  -------   -------  -------  -------   -------
 Income (loss) before
  extraordinary item and
  pro forma income
  provision.............     (176)  (1,861)  (3,489)   (2,470)  (1,508)     243      (344)
 Pro forma income tax
  provision
  (benefit)(2)..........      (61)    (709)  (1,333)       --     (576)    (212)       --
                          -------  -------  -------   -------  -------  -------   -------
 Pro forma net income
  (loss) before
  extraordinary
  item(3)...............  $  (115) $(1,152) $(2,156)  $(2,470) $  (932) $   455   $  (344)
                          =======  =======  =======   =======  =======  =======   =======
 Pro forma net income
  (loss) per common and
  common equivalent
  share before
  extraordinary item....                    $ (0.19)  $ (0.21) $ (0.08) $  0.03   $ (0.03)
                                            =======   =======  =======  =======   =======
 Weighted average common
  and common equivalent
  shares outstanding....                     11,100    11,727   11,150   13,125    13,753
                                            =======   =======  =======  =======   =======

                                                     MARCH 31, 1997
                                         ---------------------------------------
                                                                   PRO FORMA
                                         ACTUAL  PRO FORMA (4) AS ADJUSTED(4)(5)
                                         ------- ------------- -----------------
BALANCE SHEET DATA:
 Working capital.......................  $14,989    $6,568          $49,216
 Total assets..........................   29,431    31,183           73,831
 Long-term debt, including current
  portion..............................      760     4,210              960
 Shareholders' equity..................   19,347    11,132           57,030

--------
(1) Pro forma combined data is presented assuming that the purchase of PrysmTech and ReMACS had been consummated at the beginning of the respective periods. Pro forma adjustments were recorded to include increased interest and amortization expense, elimination of one-time purchased research and development costs, elimination of minority interest in earnings in PrysmTech, income tax effects and the effect of dilutive common stock equivalents. See pro forma financial information included elsewhere in this Prospectus.

(2) As a result of its election to be treated as an S Corporation for income tax purposes, prior to completion of its initial public offering in February 1997, the Company was not subject to federal or state income taxes. For periods prior to the termination of the S Corporation status, pro forma net income amounts include additional income tax benefits determined by applying the Company's anticipated statutory tax rate to pretax income (loss), adjusted for permanent tax differences.

(3) During the three months ended March 31, 1997, the Company incurred an extraordinary charge of $131,000, net of taxes of $82,000, from early extinguishment of debt.

(4) These amounts give effect to the acquisition of ReMACS subsequent to March 31, 1997, as if such acquisition had occurred on March 31, 1997, and have been derived from the unaudited Pro Forma Combined Balance Sheet as of March 31, 1997 included elsewhere in this Prospectus. See pro forma financial information included elsewhere in this Prospectus.

(5) These amounts have been derived from the unaudited Pro Forma Combined Balance Sheet as of March 31, 1997 included elsewhere in this Prospectus and have been adjusted to reflect the sale of 2,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $19.50 per share and the application of the estimated net proceeds therefrom and the receipt of $57,000 upon the exercise of options to purchase 36,000 shares of Common Stock being sold by certain Selling Shareholders. See "Use of Proceeds" and pro forma financial information included elsewhere in this Prospectus.

  Softsense(R), Compu-Touch(R), OrderPoint(R) and Twenty/20(R) are registered trademarks of the Company. The Company has applied for registration of its Softsense(TM) design, Core-Tech(TM), MediaClient(TM), Radiant(TM) and design and Twenty/20 Visual Systems(TM) and logo trademarks. The following trademarks and tradenames used in this Prospectus are the property of owners other than the Company: Smile Gas, Speedway/Starvin' Marvin, Panasonic, Novell, Microsoft SQL Server, Windows NT, PowerBuilder, Pizzeria Uno, Arby's, Burger King, Chick-fil-A, Dunkin' Donuts, KFC, Taco Johns, Boston Market, La Madelleine, Longhorn Steaks and Luby's.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

  History of Operating Losses. The Company incurred net losses of $2.2 million, $1.2 million and $115,000 for fiscal 1996, 1995 and 1994, respectively. There can be no assurance that the Company will be able to achieve profitability for fiscal 1997 and beyond. The Company anticipates that completing its products under development, including those purchased from PrysmTech, ReMACS and Twenty/20, and marketing existing products and new releases will require substantial expenditures. Accordingly, an investment in the Common Stock is extremely speculative in nature and involves a high degree of risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Management of Growth. The growth in the size and complexity of the Company's business and the expansion of its product lines and its customer base will place a significant strain on the Company's management and operations. An increase in the demand for the Company's products could strain the Company's resources or result in delivery problems, delayed software releases, slow response time, or insufficient resources for assisting customers with implementation of the Company's products and services, which could have a material adverse effect on the Company's business, operating results and financial condition. The Company anticipates that continued growth, if any, will require it to recruit, hire and assimilate a substantial number of new employees, including consulting, product development, sales and marketing personnel. Since September 1995, the Company has hired a new President and Chief Operating Officer, a new Chief Financial Officer and several other members of senior management. There can be no assurance that the new management can effectively manage the Company's operations.

  The Company's ability to compete effectively and to manage future growth, if any, also will depend on its ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force, particularly its direct sales force and consulting services organization. There can be no assurance that the Company will be able to manage any future growth, and any failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company's ability to undertake new projects and increase revenues is dependent on the availability of the Company's personnel to assist in the development and implementation of the Company's technology solutions. The Company currently is attempting to increase consulting capacity in anticipation of future sales. Should the Company increase its consulting capacity and such sales fail to materialize, the Company's business, operating results and financial condition would be adversely affected.

  Growth Through Acquisition. As part of its operating history and growth strategy, the Company has consummated and may seek to consummate the acquisition of other businesses. The Company continually seeks acquisition candidates in selected markets and from time to time engages in exploratory discussions with suitable candidates. There can be no assurance, however, that the Company will be able to identify and acquire targeted businesses or obtain financing for such acquisitions on satisfactory terms. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention. In particular, the integration of acquired technologies with the Company's existing products could cause delays in the introduction of new products. In connection with future acquisitions, the Company may incur significant charges to earnings as a result of, among other things, the write-off of purchased research and development. For instance, in the second quarter of 1997, the Company will record one-time accounting charges of approximately $20.0 million for the write-off of purchased research and development and compensation expense in connection with its acquisitions of ReMACS and Twenty/20. Future acquisitions may be financed through the issuance of Common Stock, which may dilute the ownership of the Company's shareholders, or through the incurrence of additional indebtedness. Furthermore, there can be no assurance that competition for acquisition candidates will not escalate, thereby increasing the costs of making acquisitions or making suitable acquisitions unattainable. See "Business" and pro forma financial information included elsewhere in this Prospectus.

  Fluctuations in Quarterly Operating Results. The Company has experienced and expects to continue to experience quarterly fluctuations in its operating results. The Company's recent revenue growth should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. The Company believes that period-to-period comparisons of its operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. Moreover, a significant portion of the Company's quarterly revenues has been derived from a limited number of customers in the convenience store market. The Company currently anticipates that this trend will continue. With a limited number of customers, fluctuations in their purchasing patterns resulting from budgeting or other considerations can have a significant effect on the Company's quarterly results. For example, in the fourth quarter of 1995 a large customer accelerated its purchase of the Company's products, which resulted in higher revenues and earnings for the Company in that quarter. As a result, systems sales to this customer were lower in the following quarter. Any significant cancellation or deferral of customer orders could also have a material adverse effect on the Company's operating results in any particular quarter.

  The introduction of new research and development projects requires the Company to significantly increase its operating expenses to fund greater levels of product development and to develop and commercialize additional products and services. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially and adversely affected.

  The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include the level of usage of computer-based and consumer-activated products and services, the size and timing of individual customer orders, the introduction of new products or services by the Company or its competitors, pricing changes in the industry, technical difficulties with respect to the use of computer-based products and services developed by the Company, general economic conditions and economic conditions specific to the computer, convenience store, restaurant and entertainment markets. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on the Company's business, results of operations and financial condition.

  Due to all of the foregoing factors, in some future quarters the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock would likely be materially and adversely affected.

  Industry Concentration and Cyclicality. All of the Company's total revenues in 1995 and approximately 74.8% of the Company's total revenues in 1996 were related to the convenience store market, which is dependent on the domestic and international economy. The convenience store market is affected by a variety of factors, including global and regional instability, governmental policy and regulation, natural disasters, consumer buying habits, consolidation in the petroleum industry, war and general economic conditions. Adverse developments in the convenience store market could materially affect the Company's business, operating results and financial condition. In addition, the Company believes the purchase of its products is relatively discretionary and generally involves a significant commitment of capital, because purchases of the Company's products are often accompanied by large scale hardware purchases. As a result, although the Company believes its products can assist convenience stores in a competitive environment, demand for the Company's products and services could be disproportionately affected by instability or downturns in the convenience store market which may cause customers to exit the industry or delay, cancel or reduce planned expenditures for information management systems and software products.

  Concentration of Customers. The Company sells systems and services to a number of major customers. During 1996, approximately 60.2% of the Company's total revenues were derived from four customers. During 1995 and 1994, approximately 59.4% and 75.9%, respectively, of the Company's total revenues were derived from two customers. There can be no assurance that the loss of one or more of these customers will not have a material adverse effect on the Company's business, operating results and financial condition.

  New Product Development and Rapid Technological Change. The Company has a substantial ongoing commitment to research and development. In this regard, the Company is currently designing, coding and testing a number of new products and developing expanded functionality of its current products that will be important for the Company to remain competitive. The cost of the Company's research and development efforts are expected to be approximately $7.1 million in 1997, including the costs of integrating and developing products acquired from ReMACS and Twenty/20. The Company and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the rapidly evolving market for computer-based products and services. To address these risks, the Company must, among other things, continue to respond to competitive developments; attract, retain and motivate qualified personnel; implement and successfully execute its sales strategy; develop and market additional products and services in present and future markets; upgrade its technologies and commercialize products and services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks.

  The types of products sold by the Company are subject to rapid and continual technological change. Products available from the Company, as well as from its competitors, have increasingly offered a wider range of features and capabilities. The Company believes that in order to compete effectively in selected vertical markets, it must provide compatible systems incorporating new technologies at competitive prices. There can be no assurance that the Company will be able to continue funding research and development at levels sufficient to enhance its current product offerings or will be able to develop and introduce on a timely basis new products that keep pace with technological developments and emerging industry standards and address the evolving needs of customers. There can also be no assurance that the Company will not experience difficulties that will result in delaying or preventing the successful development, introduction and marketing of new products in its existing markets or that its new products and product enhancements will adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. Likewise, there can be no assurance as to the acceptance of Company products in new markets, nor can there be any assurance as to the success of the Company's penetration of these markets, or to the revenue or profit margins with respect to these products. The inability of the Company, for any reason, to develop and introduce new products and product enhancements in a timely manner in response to changing market conditions or customer requirements could materially adversely affect the Company's business, operating results and financial condition. See "Business--Product Development and Technology Platform."

  In addition, the Company strives to achieve compatibility between the Company's products and retail systems the Company believes are or will become popular and widely adopted. The Company invests substantial resources in development efforts aimed at achieving such compatibility. Any failure by the Company to anticipate or respond adequately to technology or market developments could materially adversely affect the Company's business, operating results and financial condition.

  Competition. The market for retail information systems is intensely competitive. The Company believes the principal competitive factors in such market are product quality, reliability, performance and price, vendor and product reputation, financial stability, features and functions, ease of use and quality of support. A number of companies offer competitive products addressing certain of the Company's target markets. The Company competes with in-house systems developed by the Company's targeted customers and with third-party suppliers such as Dresser Industries, Inc., CanMax Inc., Gilbarco, Inc., Verifone, Ltd., International Business Machines Corporation, NCR Corporation, Matsushita Electric Corporation of

America (Panasonic), JDA Software Group, Inc. and Tandem Computers, Inc., among others. In addition, the Company believes that new market entrants may attempt to develop fully integrated systems targeting the retail industry. In the market for consulting services, the Company competes with the consulting divisions of the big six accounting firms, Electronic Data Systems, Inc. and other systems integrators. Many of the Company's existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Company Operations--Convenience Store Market-- Competition," "--Restaurant Market--Competition" and "--Entertainment Market-- Competition."

  Broad Discretion over Use of Proceeds. A substantial portion of the net proceeds of this offering ($42.5 million) are allocated to general corporate purposes, including possible strategic acquisitions, product development and working capital. The Company's management will have broad discretion over the application of these funds. There can be no assurance that management will make such application effectively or in a manner that will not result in a material adverse effect on the Company or its results of operations. See "Use of Proceeds."

  Dependence on Key Personnel; Ability to Attract and Retain Technical Personnel. The Company's future success depends in part on the performance of its executive officers and key employees. The Company does not have in place employment agreements with any of its executive officers other than H. Martin Rice, who heads the PrysmTech division, and David H. Douglas, who heads the Radiant Hospitality Systems division. The Company maintains a $1.0 million "key person" life insurance policy on each of Erez Goren and Alon Goren, the Chief Executive Officer and Chief Technology Officer, respectively, of the Company. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, operating results and financial condition of the Company.

  The Company is heavily dependent upon its ability to attract, retain and motivate skilled technical and managerial personnel, especially highly skilled engineers involved in ongoing product development and consulting personnel who assist in the development and implementation of the Company's total business solutions. The market for such individuals is intensely competitive. Due to the critical role of the Company's product development and consulting staffs, the inability to recruit successfully or the loss of a significant part of its product development or consulting staffs would have a material adverse effect on the Company. The software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that the Company will be able to retain its current personnel, or that it will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract, hire or retain the necessary technical and managerial personnel could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Employees" and "Management."

  Dependence on Proprietary Technology. The Company's success and ability to compete is dependent in part upon its ability to protect its proprietary technology. The Company relies on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect this proprietary technology. The Company enters into confidentiality and non-compete agreements with its employees and license agreements with its customers and potential customers which limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

  Certain technology used in conjunction with the Company's products is licensed from third parties, generally on a non-exclusive basis. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in the Company's ability to ship certain of its products while it seeks to implement technology offered by alternative sources, and any required replacement licenses could prove costly. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of the Company's products or relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms or at all. See "Business--Proprietary Rights."

  Ownership by Management. Upon completion of the offering, the Company's executive officers will collectively own approximately 47.7% of the Common Stock then outstanding (approximately 46.2% if the Underwriters' over-allotment option is exercised in full). Consequently, together they will continue to be able to exert significant influence over the election of the Company's directors, the outcome of most corporate actions requiring shareholder approval and the business of the Company. See "Principal and Selling Shareholders."

  Dilution. Investors in the offering will experience immediate and substantial dilution of the net tangible book value of the Common Stock, and current shareholders will receive a material increase in the net tangible book value of their shares of Common Stock. See "Dilution."

  Shares Eligible for Future Sale; Registration Rights. Upon completion of this offering, the Company will have 15,067,259 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option. Of these shares, approximately 6,422,000 shares will be eligible for sale in the open market without restriction. All of the remaining 8,645,259 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Of these restricted securities, approximately 7,535,000 shares are currently eligible for sale in the public market. Additional shares of Common Stock, including shares issuable upon exercise of options, will also become eligible for sale in the public market pursuant to Rule 144 from time to time. The Company has agreed, however, not to sell any shares of Common Stock (other than the shares to be sold by the Company in this offering) for a period of 90 days from the date of this Prospectus without the prior written consent of the Underwriters. Directors, executive officers and certain shareholders of the Company, who will own upon completion of this offering an aggregate of approximately 7.8 million shares of Common Stock and options representing the right to purchase approximately 1.8 million shares of Common Stock, have agreed not to offer, sell, sell short or otherwise dispose of any such shares of Common Stock beneficially owned by them or any shares issuable upon exercise of stock options for a period of 120 days from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated; provided, however, that the lockup period shall be 60 days from the date of this Prospectus for up to one-third of such shares or options, and 90 days from the date of this Prospectus for up to two-thirds of such shares or options.

  Following this offering, sales and potential sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rule 144 or otherwise could adversely affect the prevailing market prices for the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Principal and Selling Shareholders," "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

  Upon the completion of this offering, the holders of 602,199 shares of Common Stock will be entitled to certain piggyback registration rights with respect to such shares. If the Company were required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sale might have an adverse effect on the Company's ability to raise needed capital in the capital markets at a time and price favorable to the Company. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

  Volatility of Market Price for Common Stock; Absence of Dividends. The market price for the Company's Common Stock has risen substantially since its initial public offering in February 1997. The Common Stock has experienced substantial price volatility and such volatility may occur in the future. Quarterly operating results of the Company or of other companies participating in the computer-based products and services industry, changes in conditions in the economy, the financial markets of the computer products and services industries, natural disasters or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology stocks in particular and that have often been unrelated or disproportionate to the operating performance of these companies. For the foreseeable future, it is expected that earnings, if any, generated from the Company's operations will be used to finance the growth of its business, and that no dividends will be paid to holders of the Common Stock. See "Price Range of Common Stock" and "Dividend Policy."

  Anti-Takeover Provisions. The Company's Amended and Restated Articles of Incorporation authorize the Board of Directors to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the preferred stock without further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While the Company has no present intention to issue additional shares of preferred stock, such issuance, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. See "Description of Capital Stock-- Preferred Stock." In addition, certain provisions of the Company's Articles of Incorporation and Bylaws may discourage proposals or bids to acquire the Company. This could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. The Company's Articles of Incorporation divide the Board of Directors into three classes, as nearly equal in size as possible, with staggered three-year terms. One class will be elected each year. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire control of the Company. The Company is also subject to certain provisions of the Georgia Business Corporation Code which relate to business combinations with interested shareholders. See "Description of Capital Stock--Certain Charter and Bylaw Provisions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company at an assumed public offering price of $19.50 per share, are estimated to be approximately $45.8 million after deducting the estimated underwriting discounts and offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

  The Company anticipates that the net proceeds of the offering will be used to repay debt incurred in connection with the acquisition of ReMACS ($3.3 million at June 30, 1997) (the "ReMACS Debt"), and for general corporate purposes, including research and development, sales and marketing, possible strategic acquisitions and the increased working capital requirements of the Company generated by its growth. The ReMACS debt is due April 2001 and bears interest at the prime rate.

  The Company has no current specific plan for the remaining estimated net offering proceeds of approximately $42.5 million. The Company is raising such monies at this time in order to increase the Company's working capital and for general corporate purposes. Such general corporate purposes include funding the development and enhancement of the Company's products and services, its sales and marketing efforts and expanding customer support operations. The Company also may use a portion of the net proceeds to acquire other businesses, technologies, services or products complementary to the Company's current business, although the Company currently has no agreements or understandings with respect to any acquisition, and no portion of the net proceeds has been allocated to specific acquisitions.

  Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing investment grade securities.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock has been included for quotation on the Nasdaq National Market under the symbol "RADS" since the Company's initial public offering on February 13, 1997. Prior to that time, there was no public market for the Common Stock. The following table sets forth the high and low sale prices per share for the Common Stock for the periods indicated as reported by the Nasdaq National Market.

                                                                  HIGH    LOW
                                                                 ------- ------
   First Quarter (from February 13, 1997)....................... $14 1/8 $8 1/4
   Second Quarter...............................................  26 1/4    7
   Third Quarter (through July 1, 1997).........................  20 7/8 19 1/2

  On February 19, 1997, the Company consummated the initial public offering of 2,500,000 shares of Common Stock at a price of $9.50 per share. On February 25, 1997, the Company consummated the sale of an additional 325,000 shares to the underwriters of the initial public offering pursuant to the exercise of the underwriters' over-allotment option. On July 1, 1997, the last sale price of the Common Stock as reported on the Nasdaq National Market was $19.50 per share. As of June 15, 1997, there were 43 holders of record of the Common Stock. Management of the Company believes that there are in excess of 400 beneficial holders of its Common Stock.

                                DIVIDEND POLICY

  The Company currently anticipates that all of its earnings will be retained for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

                                CAPITALIZATION

  The following table sets forth (i) the actual indebtedness and capitalization of the Company as of March 31, 1997, (ii) pro forma to reflect the acquisition of ReMACS, and (iii) pro forma as adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock offered hereby (at an assumed public offering price of $19.50 per share) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," and the exercise of options to purchase 36,000 shares of Common Stock being sold by certain Selling Shareholders. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's combined financial statements and notes thereto and the pro forma financial information included elsewhere in this Prospectus.

                                                       MARCH 31, 1997
                                              --------------------------------
                                                                    PRO FORMA
                                              ACTUAL  PRO FORMA(1) AS ADJUSTED
                                              ------- ------------ -----------
                                                       (IN THOUSANDS)
Current portion of long-term debt............ $   528   $   657      $   657
                                              -------   -------      -------
Long-term debt............................... $   232   $ 3,553      $   303
Shareholders' equity:
 Common stock, no par value per share,
  30,000,000 shares authorized, 11,694,726
  shares issued and outstanding; 12,322,226
  pro forma shares issued and outstanding;
  14,858,226 pro forma as adjusted shares is-
  sued and outstanding(2)....................     --        --           --
 Additional paid-in capital..................  18,685    25,920       71,818(3)
 Retained earnings (deficit).................     662   (14,788)     (14,788)
                                              -------   -------      -------
   Total shareholders' equity................  19,347    11,132       57,030
                                              -------   -------      -------
    Total capitalization..................... $19,579   $14,685      $57,333
                                              =======   =======      =======

--------
(1) Pro forma data give effect to the acquisition of ReMACS subsequent to March 31, 1997 as if such acquisition had occurred on March 31, 1997. Such data have been derived from the unaudited pro forma financial information included elsewhere in this Prospectus.
(2) Actual, pro forma and pro forma as adjusted shares issued and outstanding exclude (i) an aggregate of 4,000,000 shares of Common Stock reserved for issuance under the Company's Amended and Restated 1995 Stock Option Plan, of which 3,176,790 shares were subject to outstanding stock options as of March 31, 1997, (ii) 264,000 shares of Common Stock issuable upon the exercise of non-qualified stock options which were outstanding on March 31, 1997 and (iii) 199,074 shares of Common Stock issued by the Company subsequent to March 31, 1997. Pro forma as adjusted shares includes 36,000 shares which are subject to outstanding options which will be exercised and the shares sold by certain Selling Shareholders. Options to purchase 366,215 shares of Common Stock were exercisable as of March 31, 1997. See "Management--Stock Option Plan" and Note 7 to the combined financial statements of the Company.
(3) Includes $57,000 to be received upon the exercise of stock options by certain Selling Shareholders.

                                   DILUTION

  The net tangible book value of the Company at March 31, 1997, was approximately $17.5 million or $1.50 per share of Common Stock. Net tangible book value per share represents the amount of the Company's total assets less intangible assets and total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $19.50 per share and the exercise of outstanding options to purchase 36,000 shares of Common Stock by certain Selling Shareholders (the "Options"), the net tangible book value of the Company at March 31, 1997 would have been $55.2 million or $3.72 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.22 per share to existing shareholders and an immediate dilution in net tangible book value of $15.78 per share to investors purchasing shares of Common Stock in this offering. The following table illustrates the resulting per share dilution to new investors:

   Assumed public offering price per share........................       $19.50
    Net tangible book value per share at March 31, 1997........... $1.50
    Increase per share attributable to new investors..............  2.22
                                                                   -----
   Pro forma net tangible book value per share after this
    offering......................................................         3.72
                                                                         ------
   Net tangible book value dilution per share to new investors....       $15.78
                                                                         ======

  The following table summarizes, as of March 31, 1997, the number of shares of Common Stock previously purchased from the Company, giving effect to the exercise of the Options, the total consideration paid and the average price per share paid to the Company by existing shareholders and by new investors purchasing the shares of Common Stock offered hereby.

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
Existing shareholders...... 11,730,726   82.4% $27,844,397   36.4%    $ 2.37
New investors..............  2,500,000   17.6   48,750,000   63.6     $19.50
                            ----------  -----  -----------  -----     ------
 Total..................... 14,230,726  100.0% $76,594,397  100.0%
                            ==========  =====  ===========  =====

  The sale of shares by the Selling Shareholders in this offering will cause the number of shares held by all existing shareholders of March 31, 1997 to be reduced to 11,155,726 shares, or 78.4% of total shares of Common Stock to be outstanding after this offering, and the pro forma number of shares held by new investors as of March 31, 1997 to be 3,075,000 shares, or 21.6% of the total shares of Common Stock to be outstanding after this offering. See "Principal and Selling Shareholders."

  The foregoing discussion and tables assume no exercise of stock options outstanding on March 31, 1997, other than the Options. In addition, the foregoing does not reflect the issuance of 826,574 shares of Common Stock in connection with the acquisitions of ReMACS and Twenty/20 and the grant of options to purchase an aggregate of 740,457 shares of Common Stock subsequent to March 31, 1997. As of March 31, 1997 there were options outstanding to purchase a total of 3,440,790 shares of Common Stock (including options to purchase 264,000 shares issued outside of the 1995 Stock Option Plan) at a weighted average exercise price of $2.98 per share and 812,629 additional shares were reserved for grant of future options under the Company's 1995 Stock Option Plan. See "Management--Stock Option Plan" and Note 7 to the Company's combined financial statements.

                  SELECTED COMBINED HISTORICAL FINANCIAL DATA

  The following table sets forth selected combined financial data of the Company for the periods indicated, which data has been derived from the combined financial statements of the Company. The combined financial statements of the Company as of December 31, 1994, 1995 and 1996, and for each of the years in the four-year period ended December 31, 1996, have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data set forth below as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 have been derived from the unaudited combined financial statements of the Company for such periods. In the opinion of management, the unaudited combined financial statements from which this data has been derived include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. This selected combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                    THREE MONTHS
                                                                       ENDED
                                 YEAR ENDED DECEMBER 31,             MARCH 31,
                          ---------------------------------------  ---------------
                           1992   1993   1994     1995     1996     1996    1997
                          ------ ------ -------  -------  -------  ------  -------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Systems sales..........  $1,079 $3,748 $13,529  $14,078  $35,888  $3,849  $10,742
 Customer support,
  maintenance and other
  services..............     412    552     919    1,804    5,055     698    1,818
                          ------ ------ -------  -------  -------  ------  -------
 Total revenues.........   1,491  4,300  14,448   15,882   40,943   4,547   12,560
Cost of revenues:
 Systems sales..........     462  2,307   9,459    9,863   22,270   2,768    6,278
 Customer support,
  maintenance and other
  services..............     366    588   1,208    2,300    5,465   1,003    1,749
                          ------ ------ -------  -------  -------  ------  -------
 Total cost of
  revenues..............     828  2,895  10,667   12,163   27,735   3,771    8,027
                          ------ ------ -------  -------  -------  ------  -------
Gross profit............     663  1,405   3,781    3,719   13,208     776    4,533
Operating expenses:
 Product development....     196    271     984    1,640    3,328     701    1,153
 Purchased research and
  development costs.....     --     --      --       --     3,930     --       --
 Sales and marketing....     203    209     470      607    1,487     285      872
 Depreciation and
  amortization..........      19     46     178      583      948     194      367
 General and
  administrative........     219    332   2,243    2,990    5,664   1,010    1,689
                          ------ ------ -------  -------  -------  ------  -------
Income (loss) from
 operations.............      26    547     (94)  (2,101)  (2,149) (1,414)     452
Interest expense, net...       3     19      82      166      712      39      209
Minority interest in
 earnings of PrysmTech..     --     --      --       --       628      55      --
Other (income)..........     --     --      --      (406)     --      --       --
                          ------ ------ -------  -------  -------  ------  -------
Income (loss) before
 extraordinary item and
 provision
 for pro forma income
 taxes..................      23    528    (176)  (1,861)  (3,489) (1,508)     243
Pro forma income tax
 provision
 (benefit)(1)...........      11    206     (61)    (709)  (1,333)   (576)    (212)
Extraordinary item(2)...     --     --      --       --       --      --       131
                          ------ ------ -------  -------  -------  ------  -------
Pro forma net income
 (loss).................  $   12 $  322 $  (115) $(1,152) $(2,156) $ (932) $   324
                          ====== ====== =======  =======  =======  ======  =======
Pro forma net income
 (loss) per common and
 common equivalent
 shares.................                                  $ (0.19) $(0.08) $  0.02
                                                          =======  ======  =======
Weighted average common
 and common equivalent
 shares outstanding.....                                   11,100  11,150   13,125
                                                          =======  ======  =======

                                         DECEMBER 31,                 MARCH 31,
                              --------------------------------------  ---------
                              1992   1993    1994     1995     1996     1997
                              -----  -----  -------  -------  ------  ---------
BALANCE SHEET DATA:
Working capital.............  $(310) $(102) $(1,027) $(3,664) $  812   $14,989
Total assets................    409  2,716    4,818    4,235  14,616    29,431
Long-term debt and
 shareholder loan, including
 current portion............      7     89    1,067      970   9,174       760
Shareholders' equity
 (deficit)..................   (273)   145     (722)  (3,154) (4,500)   19,347

-------
(1) As a result of its election to be treated as an S Corporation for income tax purposes, prior to completion of its initial public offering in February 1997, the Company was not subject to federal or state income taxes. For periods prior to the termination of the S Corporation status, pro forma net income amounts include additional income tax benefits determined by applying the Company's anticipated statutory tax rate to pretax income (loss), adjusted for permanent tax differences.
(2) Represents loss from early extinguishment of debt, net of income tax of $82,000.

                       SELECTED PRO FORMA FINANCIAL DATA

  The following table sets forth (i) selected pro forma combined statements of operations data for the year ended December 31, 1996 and the three months ended March 31, 1997 giving effect to the acquisitions of PrysmTech and ReMACS as if it they had occurred at the beginning of the respective periods, and
(ii) selected pro forma combined balance sheet data as of March 31, 1997, giving effect to the ReMACS acquisition as if it had occurred on that date.

  The following selected pro forma financial data are not necessarily indicative of the results of operations which would have been attained had the acquisitions been consummated on the dates indicated or which may be attained in the future and should be read in conjunction with the pro forma financial information and the historical combined financial statements of the Company and related notes thereto, which are included elsewhere in this Prospectus.

                                                                     PRO FORMA
                                                        PRO FORMA   THREE MONTHS
                                                        YEAR ENDED     ENDED
                                                       DECEMBER 31,  MARCH 31,
                                                         1996(1)      1997(2)
                                                       ------------ ------------
                                                            (IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Systems sales.......................................    $38,921      $11,291
 Customer support, maintenance and other services....      7,670        2,286
                                                         -------      -------
 Total revenues......................................     46,591       13,577
Cost of revenues:
 Systems sales.......................................     22,908        6,325
 Customer support, maintenance and other services....      6,872        2,073
                                                         -------      -------
 Total cost of revenues..............................     29,780        8,398
                                                         -------      -------
Gross profit.........................................     16,811        5,179
Operating expenses:
 Product development.................................      5,386        1,406
 Purchased research and development costs............         30          --
 Sales and marketing.................................      2,684        1,256
 Depreciation and amortization.......................      1,957          579
 General and administrative..........................      7,987        2,002
                                                         -------      -------
Income (loss) from operations........................     (1,233)         (63)
Interest expense, net................................      1,237          281
                                                         -------      -------
Income (loss) before extraordinary item .............     (2,470)        (344)
                                                         -------      -------
Pro forma net income (loss) before extraordinary
 items...............................................    $(2,470)     $  (344)
                                                         =======      =======
Pro forma net income (loss) per common and common
 equivalent shares before extraordinary items........    $ (0.21)     $ (0.03)
                                                         =======      =======
Weighted average common and common equivalent shares
 outstanding.........................................     11,727       13,753
                                                         =======      =======
                                                                     PRO FORMA
                                                                     MARCH 31,
                                                                        1997
                                                                    ------------
BALANCE SHEET DATA:
Working capital......................................                 $ 6,568
Total assets.........................................                  31,183
Long-term debt and shareholder loan, including
 current portion.....................................                   4,210
Shareholders' equity.................................                  11,132

--------
(1) Derived from the December 31, 1996 and October 31, 1996 financial statements of the Company and ReMACS, respectively, appearing elsewhere in this Prospectus.
(2) Derived from the March 31, 1997 unaudited financial statements of the Company appearing elsewhere in this Prospectus, and derived from the three months ended April 30, 1997 unaudited financial statements of ReMACS. For purposes of the above presentation, the results of ReMACS for the three months ended January 31, 1997 have been omitted.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company historically has focused on providing integrated technology solutions to selected vertical markets within the retail industry. The Company derives its revenues primarily from the sale of integrated systems, including software, hardware and related support and consulting services. The Company plans to increase licensing of certain of its software products on a stand-alone basis. In addition, the Company, through its Radiant Solutions Group, offers implementation and integration services which are billed on a per diem basis. The Company's revenues from its various technology solutions are, for the most part, dependent on the number of installed sites a customer has. Accordingly, while the typical sale is the result of a long, complex process, the Company's customers usually continue installing additional sites over an extended period of time. Revenues from systems sales are recognized as products are shipped, provided that collection is probable and no significant post shipment vendor obligations remain. Revenues from customer support, maintenance and other services are generally recognized as the service is performed.

  Prior to 1993, the Company developed software solutions for the video rental and car care markets. The Company entered the convenience store market in 1993 by establishing relationships with two customers. Sales to these two customers represented approximately 75.9%, 59.4% and 18.3% of the Company's total revenues in 1994, 1995 and 1996, respectively. In order to increase the Company's focus on revenue growth and profitability, the Company expanded its senior management team in 1995 and 1996. In addition, the Company responded to strong demand for its technology solutions by investing heavily in new product development. The Company also identified additional market opportunities for its new products. As a result, the Company has substantially increased its sales, marketing and product development activities.

  Since November 1995, a number of events resulted in strong revenue growth for the Company. The Company developed new products, established relationships with new customers and increased sales to existing customers. The Company also entered two new vertical markets--the restaurant market and the entertainment market. The Company expanded its presence in the entertainment market in November 1995 by entering into a joint venture (PrysmTech) to market enterprise-wide technology solutions to this industry. On December 31, 1996, the Company purchased the remaining interest in PrysmTech. Accordingly, the operations of PrysmTech are reflected in the 1996 financial statements of the Company. To accelerate its entry into the restaurant market, in May 1996 the Company purchased Liberty Systems International, Inc. ("LSI"), a technology solution provider to the quick service restaurant ("QSR") industry. To broaden its presence in the restaurant market, in May 1997, the Company acquired ReMACS and Twenty/20. During this period, the Company also expanded its sales force and continued to add management, consulting and product development personnel. The revenue growth of the Company has resulted in profitability since the second quarter of 1996, before accounting for one-time, nonrecurring purchased research and development costs.

  As a result of its election to be treated as an S Corporation for income tax purposes, prior to the completion of its initial public offering in February 1997, the Company was not subject to federal or state income taxes. Pro forma net income amounts discussed herein include additional income tax benefits determined by applying the Company's anticipated statutory tax rate to pretax income (loss), adjusted for permanent tax differences. The Company's S Corporation status terminated upon completion of its initial public offering in February 1997.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage relationship of certain statement of operation items to total revenues:

                                                               THREE MONTHS
                                                                   ENDED
                                 YEAR ENDED DECEMBER 31,         MARCH 31,
                                 ---------------------------   ---------------
                                  1994      1995      1996      1996     1997
                                 -------   -------   -------   ------   ------
Revenues:
 Systems sales.................     93.6%     88.6%     87.7%    84.7%    85.5%
 Customer support, maintenance
  and other services...........      6.4      11.4      12.3     15.3     14.5
                                 -------   -------   -------   ------   ------
   Total revenues..............    100.0     100.0     100.0    100.0    100.0
Cost of revenues:
 Systems sales.................     65.4      62.1      54.4     60.9     50.0
 Customer support, maintenance
  and other services...........      8.4      14.5      13.3     22.1     13.9
                                 -------   -------   -------   ------   ------
   Total cost of revenues......     73.8      76.6      67.7     83.0     63.9
Gross profit...................     26.2      23.4      32.3     17.0     36.1
Operating expenses:
 Product development...........      6.8      10.3       8.1     15.4      9.2
 Purchased research and
  development costs............      --        --        9.6      --       --
 Sales and marketing...........      3.3       3.8       3.6      6.3      7.0
 Depreciation and
  amortization.................      1.3       3.7       2.3      4.2      2.9
 General and administrative....     15.5      18.8      13.9     22.2     13.4
                                 -------   -------   -------   ------   ------
Income (loss) from operations..     (0.7)    (13.2)     (5.2)   (31.1)     3.6
Interest expense, net..........      0.5       1.0       1.7      0.9      1.7
Minority interest..............      --        --        1.6      1.2      --
Other (income).................      --       (2.5)      --       --       --
                                 -------   -------   -------   ------   ------
Income (Loss) before pro forma
 income taxes and extraordinary
 item .........................     (1.2)    (11.7)     (8.5)   (33.2)     1.9
Extraordinary item, net .......      --        --        --       --       1.0
Pro forma income tax provision
 (benefit).....................     (0.4)     (4.4)     (3.3)   (12.7)     1.7
                                 -------   -------   -------   ------   ------
Pro forma net income (loss)....     (0.8)%    (7.3)%    (5.2)%  (20.5)%    2.6%
                                 =======   =======   =======   ======   ======

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
1996

  Systems Sales. The Company derives the majority of its revenues from sales and licensing fees for its headquarters and site-based solutions. Systems sales increased 179.1% to $10.7 million for the three month period ended March 31, 1997, compared to $3.8 million for the prior year period. The increase related to sales and license fees from new and existing customers, as well as the continued growth within the cinema and entertainment division (PrysmTech). Continued demand for the Company's products such as Core-Tech, OrderPoint, its MediaClient platform and a Windows NT version of Compu-Touch, all of which were introduced in 1996, contributed to the Company's increase in revenues.

  Customer Support, Maintenance and Other Services. The Company also derives revenues from customer support, maintenance and other services, which increased 160.4% to $1.8 million for the three month period ended March 31, 1997, compared to $698,000 for the prior year period. The increase was due to increased support, maintenance and services revenues, including those related to PrysmTech, and the continued expansion of Company's Radiant Solutions Group, which was established during the first quarter of 1996.

  Cost of Systems Sales. Cost of systems sales consist primarily of hardware and peripherals for site-based systems and labor. These costs are expensed as products are shipped. Cost of systems sales increased 126.8% to $6.3 million for the three month period ended March 31, 1997, compared to $2.8 million for the prior year period. The increase was directly attributable to the increase in systems sales, including PrysmTech's sales. Cost of systems sales as a percentage of total revenues declined to 50.0% from 60.9%. Cost of systems sales as a percentage of systems revenues declined to 58.4% from 71.9%. The decreases were due to increased sales of existing and newly introduced and acquired products, such as Core-Tech, which has higher margins than the site-based systems sold by the Company.

  Cost of Customer Support, Maintenance and Other Services. Cost of customer support, maintenance and other services consists primarily of personnel and other costs associated with the Company's services operations. Cost of customer support, maintenance and other services increased 74.4% to $1.7 million for the three month period ended March 31, 1997 from $1.0 million for the prior year period. The increase was due primarily to the Company's decision to expand the Radiant Solutions Group and the related increase in wages associated with this effort. Cost of customer support, maintenance and other services as a percentage of total revenues declined to 13.9% from 22.1%. Cost of customer support, maintenance and other services as a percentage of customer support, maintenance and other services revenues declined to 96.2% from 143.6%. These declines reflect higher service margins and higher capacity utilization of the personnel within the Radiant Solutions Group.

  Product Development Expenses. Product development expenses consist primarily of wages and materials expended on product development efforts. Product development expenses increased 64.5% to $1.2 million for the three month period ended March 31, 1997, compared to $701,000 for the prior year period. The increase was due to higher development costs associated with new product development, including development activity associated with the Company's quick service restaurant industry efforts and development of new credit card network interfaces, as well as PrysmTech development efforts within the cinema and entertainment industry. Product development expenses as a percentage of total revenues declined to 9.2% from 15.4% as total revenues increased at a faster pace than product development expenses. The Company capitalizes a portion of its software development costs. In the three month period ended March 31, 1997, software development costs of $202,000 were capitalized by the Company, as compared to $64,000 for the prior year period. The Company capitalized 14.9% of its product development costs in the three month period ended March 31, 1997, as compared to 9.1% for the prior year period.

  Sales and Marketing Expenses. Sales and marketing expenses increased 206.0% to $872,000 during the three month period ended March 31, 1997, compared to $285,000 for the prior year period. The increase was associated with the Company's expansion of its sales activities and increased commission expense attributable to higher sales. Sales and marketing expenses as a percentage of total revenues increased to 7.0% from 6.3%.

  Depreciation and Amortization. Depreciation and amortization expenses increased 89.2% to $367,000 for the three month period ended March 31, 1997, compared to $194,000 for the prior year period. The increase resulted from an increase in computer equipment and other assets required to support an increased number of employees. Depreciation and amortization as a percentage of total revenues declined to 2.9% from 4.2% during the period, primarily because revenues increased at a faster pace than associated personnel support costs. Additionally, amortization of capitalized software development costs increased 112.2% to $87,000 for the three month period ended March 31, 1997, compared to $41,000 for the prior year period as a result of higher capitalized software development costs.

  General and Administrative Expenses. General and administrative expenses increased 67.2% to $1.7 million for the three month period ended March 31, 1997, compared to $1.0 million for the prior year period. The increase was due primarily to personnel increases in the first quarter of 1997. General and administrative expenses as a percentage of total revenues declined to 13.4% from 22.2% as a result of higher sales volumes.

  Interest Expense. Interest expense increased 435.9% to $209,000 for the three month period ended March 31, 1997, compared to $39,000 for the prior year period. The increase resulted from the Company borrowing $4.5 million in the second and third quarters of 1996 and the borrowing costs associated therewith. Interest expense as a percentage of total revenues increased to 1.7% from 0.9% due to the increase in borrowings.

  Minority interest in Earnings of PrysmTech. In the three month period ended March 31, 1997, the Company recognized no minority interest in earnings of PrysmTech compared to $55,000 in the prior year period. The remaining interest in PrysmTech was acquired by the Company during the fourth quarter of 1996.

  Pro Forma Income Tax Benefit. The Company's S Corporation status was terminated upon completion of its initial public offering in February 1997. The pro forma effective tax rate for the period from January 1, 1997 through February 19, 1997, the date the Company terminated its S Corporation status, was a benefit of 38.5%, compared to a benefit of 38.2% for the prior year period.

  Income Tax Provision. Upon the termination of its S Corporation election, the Company recorded certain deferred tax assets in the amount of $592,000. Simultaneously, with the recording of these deferred tax assets, the Company recorded a tax benefit of $305,000 and a valuation allowance of $287,000. The valuation allowance was recorded due to the uncertainty surrounding the future utilization of such deferred tax assets. For the period subsequent to the initial public offering, the Company recorded a tax provision of $305,000. As a result, no income tax provision was recognized for the three months ended March 31, 1997.

  Extraordinary Item. A loss from early extinguishment of debt of $213,000, net of taxes of $82,000 was recognized for the three month period ended March 31, 1997 primarily due to the write-off of certain unamortized loan origination costs and unamortized debt discount associated with the repayment of outstanding indebtedness to Sirrom Capital Corporation of $4.5 million.

  Pro Forma Net Income (Loss). For the three month period ended March 31, 1997, the Company recognized pro forma net income of $324,000 compared to a pro forma net loss of $932,000 for the prior year period. The increase in income resulted primarily from increased revenues and improved margins in the three month period ended March 31, 1997 over the prior year period.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Systems Sales. Systems sales increased 154.9% to $35.9 million for the year ended December 31, 1996 ("fiscal 1996"), compared to $14.1 million for the year ended December 31, 1995 ("fiscal 1995"). The increase related to sales and license fees from new and existing customers, as well as the acquisition and consolidation of PrysmTech that contributed $9.1 million to system sales in fiscal 1996. Additionally, the Company introduced several new products in fiscal 1996, including Core-Tech, OrderPoint, its MediaClient platform and a Windows NT version of Compu-Touch. Initial demand for these products contributed to the Company's increase in revenues.

  Customer Support, Maintenance and Other Services. Customer support, maintenance and other services increased 180.2% to $5.1 million for fiscal 1996, compared to $1.8 million for fiscal 1995. The increase was due to increased support, maintenance and services revenues, including $1.1 million related to PrysmTech, and the establishment and expansion of Company's Radiant Solutions Group.

  Cost of Systems Sales. Cost of systems sales increased 125.8% to $22.3 million for fiscal 1996, compared to $9.9 million for fiscal 1995. The increase was directly attributable to the increase in systems sales, including PrysmTech's sales. Cost of systems sales as a percentage of total revenues declined to 54.4% from 62.1%. Cost of systems sales as a percentage of systems revenues declined to 62.1% from 70.1%. The decreases were due to increased sales of existing and newly introduced and acquired products, such as Core-Tech and the PrysmTech product line, which have higher margins than site-based systems sold by the Company in prior years.

  Cost of Customer Support, Maintenance and Other Services. Cost of customer support, maintenance and other services increased 137.6% to $5.5 million for fiscal 1996 from $2.3 million for fiscal 1995. The increase was due primarily to the Company's decision to establish the Radiant Solutions Group and the related increase in wages associated with this effort, as well as the inclusion of PrysmTech's results. Cost of customer support, maintenance and other services as a percentage of total revenues declined to 13.3% from 14.5%. Cost of customer support, maintenance and other services as a percentage of customer support, maintenance and other services revenues declined to 108.1% from 127.5%. These declines reflect higher service margins from PrysmTech operations, partially offset by the Company's investment in the Radiant Solutions Group.

  Product Development Expenses. Product development expenses increased 102.9% to $3.3 million for fiscal 1996, compared to $1.6 million for fiscal 1995. The increase was due to higher development costs associated with new product development, including development activity associated with the Company's QSR industry efforts and development of new credit card network interfaces, as well as the inclusion of PrysmTech's results. Product development expenses as a percentage of total revenues declined to 8.1% from 10.3% because total revenues increased at a faster pace than product development expenses. The Company capitalizes a portion of its software development costs. In fiscal 1996, software development costs of $635,000 were capitalized by the Company, as compared to $329,000 for fiscal 1995. The Company capitalized 16.0% of its product development costs in fiscal 1996, as compared to 16.7% for fiscal 1995.

  Purchased Research and Development Costs. Purchased research and development costs were $3.9 million for fiscal 1996. These one-time, nonrecurring costs represent in-process research and development costs expensed by the Company in connection with its acquisition of PrysmTech.

  Sales and Marketing Expenses. Sales and marketing expenses increased 145.1% to $1.5 million during fiscal 1996, compared to $607,000 for fiscal 1995. The increase was associated with the Company's expansion of its sales force, the inclusion of PrysmTech's results and increased commission expense attributable to higher sales. Sales and marketing expenses as a percentage of total revenues declined to 3.6% from 3.8%.

  Depreciation and Amortization. Depreciation and amortization expenses increased 62.5% to $948,000 for fiscal 1996, compared to $583,000 for fiscal 1995. The increase resulted from an increase in computer equipment and other assets required to support an increased number of employees, as well as the inclusion of PrysmTech's results. Depreciation and amortization as a percentage of total revenues declined to 2.3% from 3.7% during the period, primarily because revenues increased at a faster pace than associated personnel support costs. Additionally, amortization of capitalized software development costs increased 140.8% to $239,000 for fiscal 1996, compared to $99,000 for fiscal 1995 as a result of higher capitalized software development costs.

  General and Administrative Expenses. General and administrative expenses increased 89.4% to $5.7 million for fiscal 1996, compared to $3.0 million for fiscal 1995. The increase was due primarily to personnel increases in fiscal 1996, as well as the inclusion of PrysmTech's results. General and administrative expenses as a percentage of total revenues declined to 13.9% from 18.8% as a result of higher sales volumes.

  Interest Expense. Interest expense increased 327.6% to $712,000 for fiscal 1996, compared to $166,000 for fiscal 1995. The increase resulted from the Company borrowing $4.5 million in the second and third quarters of fiscal 1996 and the borrowing costs associated therewith. Interest expense as a percentage of total revenues increased to 1.7% from 1.0% due to the increase in borrowings.

  Minority Interest in Earnings of PrysmTech. In fiscal 1996, the minority interest in earnings of PrysmTech was $628,000, compared to none in fiscal 1995. This amount reflects the pro rata ownership interest not owned by the Company.

  Other Income. In fiscal 1996, the Company recognized no other income. In fiscal 1995, the Company recognized $406,000 in other income, which primarily represented a gain on the sale of Company assets.

  Pro Forma Income Tax Provision (Benefit). The pro forma effective tax rate for fiscal 1996 was a benefit of 38.2%, compared to a benefit of 38.1% for fiscal 1995.

  Pro Forma Net Income (Loss). Pro forma net loss increased 87.2% to $2.2 million for fiscal 1996, compared to $1.2 million for fiscal 1995. The increase in net loss resulted primarily from one-time, nonrecurring charges for purchased research and development costs, partially offset by increased revenues and improved margins in fiscal 1996 over fiscal 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Systems Sales. Systems sales increased 4.1% to $14.1 million for fiscal 1995, compared to $13.5 million for the year ended December 31, 1994 ("fiscal 1994"). The increase related to sales and license fees from new customers and increased sales and license fees to existing customers.

  Customer Support, Maintenance and Other Services. Customer support, maintenance and other services increased 96.4% to $1.8 million for fiscal 1995, compared to $919,000 for fiscal 1994. The increase was due to a greater number of customer sites supported by the Company.

  Cost of Systems Sales. Cost of systems sales increased 4.3% to $9.9 million for fiscal 1995, compared to $9.5 million for fiscal 1994. The increase was directly attributable to increased systems sales. Cost of systems sales as a percentage of total revenues declined to 62.1% from 65.5%. Cost of systems sales as a percentage of systems sales increased to 70.1% from 69.9%.

  Cost of Customer Support, Maintenance and Other Services. Cost of customer support, maintenance and other services increased 90.5% to $2.3 million for fiscal 1995 from $1.2 million for fiscal 1994. The increase was due primarily to increased personnel costs associated with the support of more customers and sites. Cost of customer support, maintenance and other services as a percentage of total revenues increased to 14.5% from 8.4%. Cost of support, maintenance and other services as a percentage of customer support, maintenance and other services revenues declined to 127.5% from 131.4%, as growth in support and maintenance revenues grew at a faster rate than expenses.

  Product Development Expenses. Product development expenses increased 66.6% to $1.6 million for fiscal 1995, compared to $984,000 for fiscal 1994. The increase was associated with increased development costs associated with new product development and new credit card network interfaces.

Product development expenses as a percentage of total revenues increased to 10.3% from 6.8% due to the development efforts discussed above. In fiscal 1995, software development costs of $329,000 were capitalized by the Company, as compared to $133,000 for fiscal 1994. The Company capitalized 16.7% of its product development costs in fiscal 1995, as compared to 11.9% in fiscal 1994.

  Sales and Marketing Expenses. Sales and marketing expenses increased 29.0% to $607,000 during fiscal 1995, compared to $470,000 for fiscal 1994. The increase was associated with increased salaries and commissions. Sales and marketing expenses as a percentage of total revenues increased to 3.8% from 3.3% in fiscal 1995 primarily because of commission plans introduced during the period.

  Depreciation and Amortization. Depreciation and amortization expense increased 228.2% to $583,000 for fiscal 1995, compared to $178,000 for fiscal 1994. The increase resulted from an increase in computer equipment and other assets required to support a greater number of employees. Depreciation and amortization as a percentage of total revenues increased to 3.7% from 1.3% during the period due to the increased expense. Additionally, amortization of capitalized software development costs increased 350.0% to $99,000 for fiscal 1995, compared to $22,000 for fiscal 1994 as a result of higher capitalized software development costs.

  General and Administrative Expenses. General and administrative expenses increased 33.3% to $3.0 million for fiscal 1995, compared to $2.2 million for fiscal 1994, due to the Company's investment in infrastructure. General and administrative expenses as a percentage of total revenues increased to 18.8% from 15.5%.

  Interest Expense. Interest expense increased 103.6% to $166,000 for fiscal 1995, compared to $82,000 for fiscal 1994.

  Other Income. Other income increased to $406,000 for fiscal 1995, compared to none for fiscal 1994. Other income in 1995 primarily represented gain on the sale of Company assets of $374,000 and equity in earnings of PrysmTech of $32,000.

  Pro Forma Income Tax Provision (Benefit). The pro forma effective tax rate for fiscal 1995 was a benefit of 38.1%, compared to a benefit of 34.5% for fiscal 1994. The increase in the benefit relates to a decrease in the relative significance of permanent tax differences to pretax loss.

  Pro Forma Net Income (Loss). Pro forma net loss increased 898.9% to $1.2 million for fiscal 1995, compared to $115,000 for fiscal 1994. The increase in the loss was the result of increased research and development costs and continued investments in infrastructure.

PRO FORMA MANAGEMENT'S DISCUSSION AND ANALYSIS

  On May 23, 1997, the Company acquired ReMACS, a leading provider of back office management systems for customers in the restaurant industry. The following is a discussion of the pro forma results of operations of the Company for the three months ended March 31, 1997 and the year ended December 31, 1996 as if the acquisition of ReMACS had been consummated at the beginning of the respective periods. The following discussion should be read in conjunction with the Company's combined financial statements and the pro forma financial data included elsewhere in this Prospectus.

  Revenues. On a pro forma basis, total revenues would have increased 8.1%, to $13.6 million for the three month period ended March 31, 1997, compared to actual total revenues of $12.6 million for the same period. On a pro forma basis, total revenues would have increased 13.8%, to $46.6 million for fiscal 1996, compared to actual total revenues of $40.9 million for the same period. Both increases are due principally to ReMACS' software license fees and revenues from customer support, maintenance and other services. At March 31, 1997 and December 31, 1996, ReMACS recorded customer deposits and unearned revenue of $5.7 million and $4.6 million, respectively, primarily representing deposits and other payments received in advance for products under development. Consequently, future recognition of these unearned revenues will not result in additional cash inflows.

  Cost of Revenues. On a pro forma basis, total cost of revenues would have increased 4.6% to $8.4 million for the three month period ended March 31, 1997, compared to actual total cost of revenues of $8.0 million for the same period. As a percentage of total revenues, cost of revenues would have decreased to 61.9% on a pro forma basis compared to an actual 63.9% for the same period. On a pro forma basis, total cost of revenues would have increased 7.4% to $29.8 million for fiscal 1996, compared to actual total cost of revenues of $27.7 million for the same period. As a percentage of total revenues, cost of revenues would have decreased to 63.9% on a pro forma basis compared to an actual 67.7% for the same period. Both increases in pro forma cost of revenues are due principally to costs associated with ReMACS' personnel and other costs associated with support, maintenance and other services.

  Gross Profit. On a pro forma basis, gross profit would have increased 14.3% to $5.2 million for the three month period ended March 31, 1997, compared to actual gross profit of $4.5 million for the same period. As a percentage of total revenues, gross profit would have increased to 38.1% on a pro forma basis compared to an actual 36.1% for the same period. On a pro forma basis, gross profit would have increased 27.3% to $16.8 million for fiscal 1996, compared to actual gross profit of $13.2 million for the same period. As a percentage of total revenues, gross profit would have increased to 36.1% on a pro forma basis compared to an actual 32.3% for the same period. Both increases in gross profit are due principally to higher ReMACS' licensing and services margins.

  Income (Loss) from Operations. On a pro forma basis, income from operations would have decreased 114.0% to a loss of $63,000 for the three month period ended March 31, 1997, compared to actual income from operations of $452,000 for the same period. As a percentage of total revenues, income from operations would have decreased to a negative 0.5% on a pro forma basis compared to an actual 3.6% for the same period. This decrease in income from operations is due to ReMACS' loss from operations of $405,000 for the period. Additionally, a pro forma adjustment of $110,000 was recorded to reflect the amortization of goodwill for the period. On a pro forma basis, loss from operations would have decreased 42.6% to $1.2 million for fiscal 1996, compared to an actual loss from operations of $2.1 million for the same period. This decrease in pro forma loss from operations is due primarily to the elimination of $3.9 million in non-recurring purchased research and development costs related to the acquisition of PrysmTech. Excluding the effects of this purchased research and development elimination, the pro forma loss from operations for fiscal 1996 would have increased 138.1% to $5.1 million from an actual loss from operations of $1.2 million for the same period. This increase is primarily attributable to ReMACS' loss from operations of $2.4 million for fiscal 1996. This amount is increased by the pro forma adjustment to record amortization of goodwill for the year of $442,000.

  Pro Forma Net Income (Loss). On a pro forma basis, net income before extraordinary items would have decreased 175.6% to a loss of $344,000 for the three month period ended March 31, 1997, compared to actual pro forma net income before extraordinary items of $455,000 for the same period. On a pro forma basis, net loss before extraordinary items would have increased 14.6% to $2.5 million for fiscal 1996, compared to actual pro forma net loss before extraordinary items of $2.2 million for the same period.

QUARTERLY INFORMATION

  The following tables set forth certain unaudited financial data for each of the Company's last nine calendar quarters and such data expressed as a percentage of the Company's total revenues for the respective quarters. The information has been derived from unaudited combined financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                            QUARTER ENDED
                          ------------------------------------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31,  JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,
                            1995     1995     1995      1995     1996      1996     1996      1996      1997
                          -------- -------- --------- -------- --------  -------- --------- --------  --------
Revenues:
 Systems sales..........   $4,521   $2,377   $2,549    $4,631  $ 3,849    $9,752   $9,741   $12,546   $10,742
 Customer support,
  maintenance and other
  services..............      461      461      444       438      698     1,097    1,448     1,812     1,818
                           ------   ------   ------    ------  -------    ------   ------   -------   -------
  Total revenues........    4,982    2,838    2,993     5,069    4,547    10,849   11,189    14,358    12,560
Cost of revenues:
 Systems sales..........    3,436    1,549    1,784     3,093    2,768     6,331    5,592     7,579     6,278
 Customer support,
  maintenance and other
  services..............      555      538      568       640    1,003     1,215    1,600     1,646     1,749
                           ------   ------   ------    ------  -------    ------   ------   -------   -------
  Total cost of
   revenues.............    3,991    2,087    2,352     3,733    3,771     7,546    7,192     9,225     8,027
                           ------   ------   ------    ------  -------    ------   ------   -------   -------
Gross profit............      991      751      641     1,336      776     3,303    3,997     5,133     4,533
Operating expenses:
 Product development....      347      409      417       467      701       768      900       959     1,153
 Purchased research and
  development costs.....      --       --       --        --       --         30      --      3,900       --
 Sales and marketing....      149      179      109       170      285       292      311       599       872
 Depreciation and
  amortization..........      128      126      133       196      194       224      265       265       367
 General and
  administrative........      706      719      738       827    1,010     1,407    1,394     1,854     1,689
                           ------   ------   ------    ------  -------    ------   ------   -------   -------
Income (loss) from
 operations.............     (339)    (682)    (756)     (324)  (1,414)      582    1,127    (2,444)      452
Interest expense, net...       31       27       25        84       39        40      229       404       209
Other (income)..........      --      (374)     --        (33)     --        --       --        --        --
Minority interest in
 earnings of PrysmTech..      --       --       --        --        55       215      206       152       --
                           ------   ------   ------    ------  -------    ------   ------   -------   -------
Income (loss) before
 extraordinary item and
 pro forma income
 taxes..................     (370)    (335)    (781)     (375)  (1,508)      327      692    (3,000)      243
Pro forma income tax
 provision (benefit)....     (141)    (128)    (297)     (143)    (576)      125      264    (1,146)     (212)
Extraordinary item,
 net....................      --       --       --        --       --        --       --        --        131
                           ------   ------   ------    ------  -------    ------   ------   -------   -------
Pro forma net income
 (loss).................   $ (229)  $ (207)  $ (484)   $ (232) $  (932)   $  202   $  428   $(1,854)  $   324
                           ======   ======   ======    ======  =======    ======   ======   =======   =======

                                                            QUARTER ENDED
                          ---------------------------------------------------------------------------------------
                          MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,
                            1995      1995      1995      1995      1996      1996     1996      1996      1997
                          --------  --------  --------- --------  --------  -------- --------- --------  --------
Revenues:
 Systems sales..........    90.7 %    83.8 %     85.2 %   91.4 %    84.7 %    89.9%     87.1%    87.4 %    85.5%
 Customer support,
  maintenance and other
  services..............     9.3      16.2       14.8      8.6      15.3      10.1      12.9     12.6      14.5
                           -----     -----      -----    -----     -----     -----     -----    -----     -----
  Total revenues........   100.0     100.0      100.0    100.0     100.0     100.0     100.0    100.0     100.0
Cost of revenues:
 Systems sales..........    69.0      54.6       59.6     61.0      60.9      58.4      50.0     52.8      50.0
 Customer support,
  maintenance and other
  services..............    11.1      18.9       19.0     12.6      22.1      11.2      14.3     11.5      13.9
                           -----     -----      -----    -----     -----     -----     -----    -----     -----
  Total cost of
   revenues.............    80.1      73.5       78.6     73.6      83.0      69.6      64.3     64.3      63.9
Gross profit............    19.9      26.5       21.4     26.4      17.0      30.4      35.7     35.7      36.1
Operating expenses:
 Product development....     7.0      14.5       13.9      9.2      15.4       7.1       8.0      6.7       9.2
 Purchased research and
  development costs.....     --        --         --       --        --        0.2       --      27.2       --
 Sales and marketing....     3.0       6.3        3.6      3.4       6.3       2.7       2.8      4.1       7.0
 Depreciation and
  amortization..........     2.5       4.4        4.5      3.9       4.2       2.1       2.4      1.8       2.9
 General and
  administrative........    14.2      25.3       24.7     16.3      22.2      12.9      12.4     12.9      13.4
                           -----     -----      -----    -----     -----     -----     -----    -----     -----
Income (loss) from
 operations.............    (6.8)    (24.0)     (25.3)    (6.4)    (31.1)      5.4      10.1    (17.0)      3.6
Interest expense, net...     0.6       1.0        0.8      1.7       0.9       0.4       2.1      2.8       1.7
Other (income)..........     --      (13.2)       --       --        --        --        --       --        --
Minority interest.......     --        --         --       --        1.2       2.0       1.8      1.1       --
Income (loss) before
 extraordinary item and
 pro forma income
 taxes..................    (7.4)    (11.8)     (26.1)    (7.4)    (33.2)      3.0       6.2    (20.9)      1.9
Pro forma income tax
 provision (benefit)....    (2.8)     (4.5)      (9.9)    (2.8)    (12.7)      1.1       2.4     (8.0)     (1.7)
Extraordinary items,
 net....................     --        --         --       --        --        --        --       --        1.0
                           -----     -----      -----    -----     -----     -----     -----    -----     -----
Pro forma net income
 (loss).................    (4.6)%    (7.3)%    (16.2)%   (4.6)%   (20.5)%     1.9%      3.8%   (12.9)%     2.6%
                           =====     =====      =====    =====     =====     =====     =====    =====     =====

LIQUIDITY AND CAPITAL RESOURCES

  In February 1997, the Company completed its initial public offering, in which the Company received net proceeds of approximately $24.3 million after deducting underwriting discounts and offering expenses. The Company applied the proceeds of the offering to (i) repay all of the Company's outstanding indebtedness to Sirrom Capital Corporation ($4.5 million), (ii) repay debt incurred in connection with its acquisition of PrysmTech ($3.1 million), (iii) repay outstanding shareholder notes ($1.1 million) and (iv) to repurchase an aggregate of 793,073 shares of Common Stock from two shareholders from whom the Company had a right of repurchase at a substantial discount to the initial public offering price ($2.1 million). In addition, in May 1997, the Company paid approximately $4.6 million in cash as a portion of the purchase price in connection with its acquisitions of ReMACS and Twenty/20.

  The exercise of outstanding warrants to purchase 1,333,002 shares of Common Stock in connection with the initial public offering in February 1997 provided the Company with proceeds of approximately $960,000.

  Prior to the initial public offering, the Company financed its operations primarily through cash generated from operations and recently from debt financing obtained during fiscal 1996. As of March 31, 1997, the Company had $12.5 million in cash and cash equivalents.

  The Company's operating activities provided cash in fiscal 1994 and 1995 of $844,000 and $841,000, respectively, while during fiscal 1996 the Company's operating activities used cash of $1.4 million. In fiscal

1993, cash flow from operating activities arose principally from the Company's profitable operations, partially offset by an increase in accounts receivable. Additionally, in fiscal 1994, cash from operating activities was significantly increased due to customer deposits received in advance of product shipment. In fiscal 1995, the Company's operating cash was the result of extended payment terms with vendors. During fiscal 1996, the Company's uses of cash were the result of increased accounts receivables due to increased sales somewhat offset by continued receipt of customer deposits in advance of sales.

  The Company's operating activities used cash in the three month period ended March 31, 1997 of $3.5 million and provided cash of $77,000 in the prior year period. In the three month period ended March 31, 1997, the Company's uses of cash were primarily due to increased accounts receivables from increased sales and increased inventories in anticipation of future sales. During the prior year period, the Company's cash from operations resulted primarily from payments received from customers in advance of shipments, as well as from extended payment terms with vendors.

  Cash used in investing activities in fiscal 1994, 1995 and 1996 was $537,000, $641,000 and $727,000, respectively. Such investing activities primarily consisted of purchases of property and equipment and capitalized software development costs.

  Cash used in investing activities in the three month period ended March 31, 1997 and 1996 was $800,000 and $170,000, respectively. Such investing activities primarily consisted of purchases of property and equipment and capitalized software development costs. Purchases of property and equipment were approximately $556,000 and $106,000 in the three month period ended March 31, 1997 and 1996, respectively. These expenditures were primarily for purchases of computer equipment, furniture and fixtures.

  Cash used in financing activities was $249,000 and $402,000 in fiscal 1994 and 1995, respectively, while $4.3 million was provided by financing activities during fiscal 1996. Financing activities during fiscal 1994 and 1995 consisted of shareholder distributions and repayment of a shareholder note beginning in fiscal 1995. Additionally, in fiscal 1994 and 1995 the Company's repayment of borrowings under capital lease agreements increased as the Company purchased equipment under capital lease agreements of $599,000 and $218,000, respectively, in those years. Financing activities in fiscal 1996 consisted primarily of borrowings of $4.5 million from Sirrom Capital Corporation and $3.2 million in connection with the PrysmTech acquisition. These loan proceeds were offset somewhat by payment of loan origination fees as well as continued repayments of borrowings under capital lease agreements. See Note 5 of the combined financial statements of the Company.

  Cash of $14.4 million was provided by financing activities during the three month period ended March 31, 1997 due to the issuance of common stock in the initial public offering, offset by repayment of the Company's outstanding indebtedness noted above. Cash of $64,000 used in financing activities during the prior year period consisted primarily of principal payments of capital lease obligations as well as principal payments made upon repayment of a shareholder note.

  Purchases of property and equipment were approximately $303,000, $312,000 and $493,000 in fiscal 1994, 1995 and 1996, respectively. These expenditures were primarily for purchases of computer equipment, furniture and fixtures. Total product development expenditures were $1.1 million, $2.0 million and $4.0 million in fiscal 1994, 1995 and 1996, respectively. Including estimated expenditures at ReMACS, the cost of research and development is expected to approximate $7.1 million in 1997, while the cost of marketing new releases and existing products is expected to approximate $4.8 million in 1997. These expenditures are expected to be financed from operations and from the proceeds of this offering.

  In order to finance its recent growth, the Company in fiscal 1996 borrowed $4.5 million from Sirrom Capital Corporation (the "Sirrom Debt"). Funds were disbursed to the Company in two installments; the first in June 1996 ($3.0 million) and the second in September 1996 ($1.5 million), which borrowings were utilized to finance the Company's working capital requirements. The Sirrom Debt was secured by substantially all the assets of the Company, had a fixed rate of interest of 14.0% and was payable in equal monthly installments of accrued interest to maturity (due June 2001 with respect to the $3.0 million tranche and due September 2001 with respect to the $1.5 million tranche). As of December 31, 1996, the Sirrom Debt had a balance of $4.5 million. The Sirrom Debt was repaid from the proceeds of the Company's initial public offering in February 1997.

  In connection with the acquisition of PrysmTech in December 1996 the Company issued promissory notes in the principal amount of $3.2 million. These notes were due December 1998 and had a rate of interest of 8.5%. Substantially all of the PrysmTech debt was repaid from the proceeds of the Company's initial public offering in February 1997.

  In connection with the acquisition of ReMACS in May 1997, the Company issued promissory notes in the principal amount of $3.3 million. These notes are due April 2001 and bear interest at the prime rate. It is anticipated that the ReMACS Debt will be repaid from the proceeds of this offering. See "Use of Proceeds."

  The Company believes that the net proceeds from this offering, together with any remaining proceeds from the initial public offering, will provide adequate liquidity to meet the Company's planned capital, research and development and operating requirements for at least the twelve month period following this offering. Thereafter, if the Company's spending plans change, the Company may find it necessary to seek to obtain additional sources of financing to support its operations. There can be no assurance that such financing will be available on reasonable terms, if at all.

ACCOUNTING PRONOUNCEMENTS

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company's adoption of SFAS No. 121 in the first quarter of 1996 did not have a significant impact on the Company's combined financial statements.

  The American Institute of Certified Public Accountants has issued an exposure draft to amend the provisions of Statement of Position ("SOP") 91-1, "Software Revenue Recognition." The adoption of the standards in the current version of the exposure draft is not expected to have a significant impact on the Company's combined financial statements.

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." SFAS 128 supersedes APB 15, "Earnings per Share" and promulgates new accounting standards for the computation and manner of presentation of the Company's earnings (loss) per share. The Company is required to adopt the provisions of SFAS 128 for the year ending December 31, 1997. Earlier application is not permitted; however, upon adoption the Company will be required to restate previously reported annual and interim earnings
(loss) per share in accordance with the provisions of SFAS 128. See Note 2 to the combined financial statements of the Company included elsewhere in this Prospectus for disclosure of loss per share for the three months ended March 31, 1996 and 1997 using the provisions of SFAS 128.

                                   BUSINESS

  Radiant provides enterprise-wide technology solutions to selected vertical markets within the retail industry. The Company offers fully integrated retail automation solutions including point of sale systems, consumer-activated ordering systems, back office management systems and headquarters-based management systems. The Company's products enable retailers to interact electronically with consumers, capture data at the point of sale, manage site operations and logistics and communicate electronically with their sites, vendors and credit networks. In addition, the Company offers system planning, design and implementation services that tailor the automation solution to each retailer's specifications.

  Radiant is currently a leading provider of integrated retail automation solutions to the convenience store market and has a growing presence in the restaurant and entertainment markets through its Radiant Hospitality Systems and PrysmTech divisions, respectively. Since these markets require many of the same product features and functionality, the Company believes it can leverage its existing technology across these markets with limited incremental product development efforts.

RECENT DEVELOPMENTS

  In May 1997, the Company completed the acquisitions of ReMACS, based in Pleasanton, California, and Twenty/20, based in Dallas, Texas. ReMACS is a leading provider of back office management systems for customers in the restaurant industry with over 8,000 installed or licensed sites. Twenty/20 is a provider of POS and table management systems for full-service restaurants. The Company has combined these two entities with its existing restaurant operations to form the Radiant Hospitality Systems division, which will focus on providing an integrated solution to the restaurant industry.

INDUSTRY BACKGROUND

  Successful retailers increasingly require information systems that capture a detailed picture of consumer activity at the point of sale and store that data in an accessible fashion. Early technology innovators in the retail industry deployed robust, integrated information systems at the point of sale and used the information to react rapidly to changing consumer preferences, ultimately gaining market share in the process. In addition, these integrated information systems helped retailers achieve operational efficiencies. Many large national retailers have followed suit by investing in proprietary information systems.

  For many types of retailers, however, this type of automation did not make economic or business sense. In particular, merchants with a large number of relatively small sites, such as convenience stores, petroleum retailers, restaurants and entertainment venues, generally have not been able to cost-effectively develop and deploy sophisticated, enterprise-wide information systems. Economic and standardization problems for these markets are exacerbated by the fact that many sites operate as franchises, dealerships or other decentralized ownership and control structures. Without an investment in technology, these retailers continue to depend on labor and paper to process transactions. Management believes that high labor costs, lack of centralized management control of remote sites and inadequate informational reporting, together with emerging technology trends, have caused many of these retailers to reexamine how technology solutions can benefit their operations.

  A large number of retail sites face these challenges. At the end of 1995, there were more than 90,000 convenience stores nationwide, while the cinema industry had approximately 27,000 screens at 6,500 sites nationwide. As of April 1997, the restaurant and food service industry had over 400,000 domestic units, of which approximately 180,000 were classified as QSRs. Typically, the existing systems in these industries consist of stand-alone devices such as cash registers or other POS systems with little or no integration with either the back office of the site or an enterprise-wide information system. Implementation of such systems providing this functionality typically involves three or more vendors and an independent systems integration firm. The resulting proprietary solutions are often difficult to support and have inherently high risks associated with implementation. Management believes that technology solutions that are highly functional and scalable, relatively inexpensive, and easy to deploy are critical for successful implementation in these retail markets.

  In the absence of an integrated solution, retailers in these markets typically rely on manual reporting to capture data on site activity and disseminate it to different levels of management at the regional and national headquarters. Basic information on consumers (i.e., who they are, when they visit and what they buy) is not captured in sufficient detail, at the right time or in a manner that can be communicated easily to others in the organization. Similarly, information such as price changes does not flow from headquarters to individual sites in a timely manner. In addition, communications with vendors often remain manual, involving paperwork, delays and related problems.

  Recent trends in the retailing industry have accelerated the need for enterprise-wide information and have heightened demand for integrated retailing systems. Based in part upon industry association reports and other studies, as well as the Company's experience in marketing its products, the Company believes consumer preferences have shifted away from retailer loyalty toward value and convenience, creating a greater need for timely data concerning consumer buying patterns and preferences. Management also believes that convenient consumer-activated ordering and payment systems, such as ATMs, voice response units and "pay at the pump" systems, have become important to retailers who wish to retain and build a customer base. Additionally, retailers can improve operational and logistical efficiencies through better management of inventory, purchasing, merchandising, pricing, promotions and shrinkage control. Management believes that the constant flow of information among the point of sale, the back office, headquarters and the supply chain has become a key competitive advantage in the retail industry, causing retailers to demand more sophisticated, integrated solutions from their systems vendors.

  In a parallel development, technological advances have improved the capability of systems available to retailers. With the price of computing power declining, technology investments have become economically feasible for many retailers. Further, computing power has become increasingly flexible and distributable, facilitating data capture and processing by applications located at the point of sale. Also, new front-end graphical user interfaces are making systems easier to use, which reduces training time and transaction costs and facilitates more types of consumer-activated applications.

  To meet increasing systems demands from retailers, providers of hardware and software point of sale solutions are attempting to integrate existing products. This process often requires independent systems integrators to provide enterprise-wide data communications. These systems often are based on proprietary, closed protocols and technology platforms from several different vendors. As a result, the effort required to implement and maintain these systems can be difficult, time consuming and expensive.

THE RADIANT SOLUTION

  The Company offers fully integrated technology solutions that enable retailers to improve site operations, serve consumers better and route information throughout their organization and supply chains. The Company believes its core technology and solutions are applicable to a variety of retail markets. The Company's suite of products links store level point of sale information with centralized merchandising and financial functions that ultimately drive replenishment communications with suppliers and vendors. The Company believes that its site solutions are easy to implement, typically requiring less than a week to install and a few hours to train individual users. The following summarizes the solutions provided by Radiant:


CONSUMER-ACTIVATED                             HEADQUARTERS
-------------------                            ------------
Touch Screen Interactive                       Executive Information
Video, Graphics, Audio                         Electronic Price Book
Credit/Cash Payment                            Vendor EDI
Compact, Enclosed Terminals                    Centralized Menu Management
Suggestive Selling

POINT OF SALE                                  BACK OFFICE
-------------                                  -----------
Touch Screen Interactive                       Inventory Control
Transaction Auditing                           Vendor Management
Credit Processing                              Purchasing/Receiving
Data Capture                                   Employee Management
Peripheral Integration                         Recipe Management
Cash Reconciliation                            Menu Management
Table Management
SERVICES
--------
Consulting
Training
Maintenance
Technical Support
Integration


  The Company's technology solutions enable retailers to: allow consumers to place their own orders for items such as food, movie tickets and concessions through graphical touch screen interfaces; capture transaction information and communicate with credit card networks; manage and analyze in-store inventory movement, including electronic ordering; schedule and manage staffing; and connect headquarters to each of the retailer's local sites and vendors, enabling management to quickly change pricing and review operating performance in a timely and efficient manner. The Company's products have been deployed successfully in retail operations ranging in size from one to more than 600 sites.

  Retailers derive the following benefits from Radiant's solutions:

  Integrated information flows. The Company's technology solutions provide retailers with tools for monitoring and analyzing sales data, stock status, vendor relationships, merchandising and other important activities, both at their sites and headquarters. These products further enable retailers to communicate electronically with their suppliers in order to exchange purchase orders, invoices and payments.

  Centralized management of highly decentralized operations. Information provided by the Company's solutions enables headquarters management to monitor site performance in a consistent manner on a near-real time basis, implement price changes simultaneously throughout the enterprise and rapidly initiate targeted marketing programs.

  Tighter on-site control over operations. The Company's back office systems enable site managers to closely manage inventory, reconcile accounts and control issues such as shift scheduling and hourly wage calculations. The Company's solutions incorporate sophisticated inventory management techniques to help a retailer optimize its merchandising strategy.

  Improved labor productivity. The Company incorporates user friendly graphics within its solutions, reducing employee training and order processing times which are important benefits in retail environments due to high employee turnover. The Company's back office solutions can alleviate extensive paperwork required of site managers, allowing them more time to focus on operations.

  Improved customer service. The Company's consumer-activated ordering systems permit customers to place their own orders, answer surveys and electronically communicate with the retailer. These systems can improve customer service, reduce site labor costs and, through automating suggestive selling concepts, help the retailer implement revenue enhancement opportunities.

  Lower cost of technology deployment. In addition to the cost savings realized through better site management, the actual cost of deploying the Company's multimedia networking platform is less than networked PC systems due to platform efficiencies. Software modification requirements are limited due to the high degree of functionality inherent in the core applications, and systems integration problems are minimized because the Company offers an integrated solution based on an open-architecture design which facilitates integration with other systems.

COMPANY STRATEGY

  The Company's objective is to be the leading worldwide provider of enterprise-wide technology solutions to the vertical retail markets it serves. The Company is pursuing the following strategies to achieve this objective:

  Expand existing position in selected markets. The Company believes that it is in a strong position to expand its current market share in the convenience store, restaurant and entertainment markets due to its highly functional solutions and its practical experience in deploying and implementing retail solutions. The Company has experience integrating all aspects of its solutions into existing retail technology infrastructures. In particular, the Company has developed interfaces with a number of the widely-used electronic information and payment networks, including networks of certain major petroleum retailers. The Company currently is developing interfaces to credit networks of additional major petroleum retailers, which if certified, will allow the Company access to a large number of potential sites.

  Introduce new products to current markets. The Company has introduced a variety of new products and services since the beginning of 1996, including consumer-activated systems, a headquarters-based, enterprise-wide management system, a Windows NT version of its local site-based products, consulting services and its multimedia networking platform. Additional products and services, such as on-line consumer loyalty systems and solutions utilizing the Internet, are in development or under review.

  Continue to develop sales and services infrastructure. To meet the anticipated requirements of growth in its business, the Company intends to continue expanding its direct sales force and its professional services organization. The Company also plans to develop relationships with additional distributors.

  Expand markets for the Company's solutions. The Company believes that its core technology and solutions are applicable to a variety of retail markets. The Company has made four acquisitions in the restaurant and entertainment markets, which combined with its existing systems and technology, will enable it to broaden its presence in these markets.

  Attract and retain outstanding personnel. The Company believes its strongest asset is its people. To attract and retain top talent, the Company intends to maintain its entrepreneurial culture and to continue offering competitive benefit programs. The Company has granted stock options to a majority of its employees and will strive to continue to align employee interests with those of the Company's shareholders.

  Continue to make strategic acquisitions. The Company has accelerated its entry into new vertical markets through acquisitions and joint venture arrangements. To the extent the Company believes acquisitions can better position it to serve its markets or penetrate others, it will pursue such opportunities.

COMPANY OPERATIONS

  The Company is a leading provider of integrated technology solutions to the convenience store market and has a growing presence in the restaurant and entertainment markets. Substantially all of the Company's total revenues in 1995 and approximately 74.8% of the Company's total revenues in 1996 were related to the convenience store market. The Company believes that its core technology may be adapted to provide solutions to a variety of vertical markets, but it has concentrated its efforts to date in these three markets. The Company's principal products, sales and marketing efforts, customers and competitors are discussed below for each of these three markets. The following table depicts the Company's main offerings and the vertical markets served by those offerings:

                              CONVENIENCE STORE          RESTAURANT             ENTERTAINMENT
                       ---------------------------------------------------------------------------
  Software:
  ---------
  Consumer-Activated Or-
   dering                        OrderPoint              OrderPoint              OrderPoint
  Point of Sale                Compu-Touch(1)         Twenty/20 Visual         BoxMan, ConcMan
                                                    System(1); QuickByte
  Back Office                  Compu-Touch(1)             ReMACS(1)               OfficeMan
  Headquarters-Based              Core-Tech              Core-Tech(2)            Core-Tech(2)
  Services:
  ---------
  Consulting and Training  Radiant Solutions Group Radiant Solutions Group Radiant Solutions Group
  Integration and Logis-
   tics                     Integration Services    Integration Services    Integration Services
  Platform:                      MediaClient             MediaClient             MediaClient
  ---------

(1) Winners of Microsoft Retail Application Development Awards in their respective categories.
(2) Modifications for these markets currently are under development.

CONVENIENCE STORE MARKET

  In the United States, there currently are approximately 90,000 convenience store sites which derive a significant portion of revenues from selling products other than gasoline. The Company believes that the international convenience store market represents a substantial opportunity for its solutions. Management believes that the industry is currently under-invested in technology. Only 16.1% of the industry's retail sites use scanning equipment, compared to grocery stores, which have implemented scanning at approximately 90.0% of their locations. Yet, in a recent convenience store industry survey, 71.0% of respondents perceive integrated scanning and price book management as being important for their operations, and a majority of respondents indicated that they were investigating whether to implement scanning at their retail locations. The same survey further reveals that 54.0% of respondents plan to increase spending for technology solutions. The Company thus believes that the demand for the Company's solutions for the foreseeable future will remain strong.

  This demand is fueled in part by the fact that many convenience store operators are finding that their consumers prefer "pay at the pump" systems, and many operators are upgrading their POS systems to interface with these consumer-activated systems. Seventeen percent of convenience stores currently utilize pay at the pump technology. Implementing this technology requires a site to upgrade its system for controlling and managing fuel sales. Management believes that installation of pay at the pump systems will remain strong for the foreseeable future, encouraging additional investment in store automation.

  The Company markets a variety of products and services as part of its strategy to serve as an integrated solutions provider. From consumer-activated ordering solutions to feature-rich, highly functional point of sale and back office systems tied into headquarters through advanced client/server software, the Company's enterprise-wide solutions interact with the consumer, site employees and management and the senior management of a retailer's operations. To help retailers optimize the impact these systems have on their operations, the Company also offers a wide array of consulting, training and support services provided by experienced professionals. The Company further provides "ruggedized" hardware systems designed to cope with harsh retailing environments.

 Site-Based Products

  Compu-Touch. Compu-Touch is the Company's principal product serving the convenience store market. Compu-Touch, which can be licensed as modules or as a complete system, is a comprehensive site-based solution that allows retailers to process transactions and capture data at the point of sale, as well as to manage other front and back office operations. Compu-Touch consists of several modules, as described below. As of March 31, 1997, the Company has licensed Compu-Touch systems to over 2,000 convenience store sites.

  The following modules are offered with Compu-Touch:

  CT POS -- provides point of sale functionality. Its PC-based architecture allows non-POS functions (adding inventory and employees, changing fuel prices, etc.) to be performed through a menu driven, user friendly interface. In addition, CT POS produces reports that provide store managers with valuable insight into their businesses. CT POS can be interfaced to other systems using industry standard file formats.

  CT Inventory -- allows convenience stores to manage inventory on an item level basis, enabling two critical processes: item level audits and electronic ordering. CT Inventory accepts sales data from either CT POS or a third party system.

  CT Fuel -- manages fuel inventory using the same closed loop approach as CT Inventory. Real time fuel sales, received from CT POS, are combined with deliveries, pump tests and stick readings, allowing for instant reconciliation and analysis. CT Fuel includes a competitive survey feature so fuel managers can set prices to maximize volume and margin.

  CT Lottery -- utilizes the business logic embodied in CT Inventory. Lottery sales, received from CT POS in real-time, are combined with deliveries allowing for instant reconciliation.

  CT Employee -- records and monitors key employee data such as hire date, advanced payments and termination date. Operators can compare budgeted and scheduled hours against actual hours worked with the labor schedule feature. An electronic task list, complete with instructions, can be scheduled to appear automatically on CT POS during an employee's shift.

  CT Money -- allows store managers quickly to compare funds collected against safe drops, pay-ins and pay-outs and make adjustments as necessary.

  Compu-Touch includes features such as a touch screen interface, user friendly applications and flexibility in set-up and configuration to accommodate operational variables at each site. The Compu-Touch system is based on an open architecture and runs on either the Windows NT or Novell platform. The application supports multiple POS terminals and a separate back office system. The product is upgradable so that customers can phase in their investment with additional hardware and software modules. It also offers customers scalability, such that the same application can be run in chains with widely varying numbers and sizes of sites; yet the enterprise solution remains consistent and supportive of each site.

  OrderPoint. Within the convenience store market, the trend toward increased branded food service offerings has created a demand for consumer-activated ordering systems. In response, the Company has developed its easy to use, consumer-activated OrderPoint system. OrderPoint allows a consumer to place an order, answer a survey, pay with a plastic card, make inquiries and view promotions through the use of a touch screen. OrderPoint's development environment and authoring tools allow various media, such as video clips, logos, pictures and recordings, to be quickly integrated into a consumer-friendly application.

  Management believes OrderPoint allows a retailer to increase labor productivity, increase revenues through suggestive selling, increase consumer ordering speed and accuracy, capture consumer information at the point of sale and respond quickly to changing consumer preferences. OrderPoint was commercially released in the second quarter of 1996, and, to date, the Company has sold systems or licensed software to a number of convenience store chains.

Headquarters-Based Product

  Core-Tech. In 1996, the Company introduced Core-Tech, a client/server based software application which allows retailers to better manage multiple convenience store sites. As of March 31, 1997, the Company had installed Core-Tech at several headquarters locations, including those at Wawa, Inc., Sheetz, Inc., Conoco, Inc., Ultramar Diamond Shamrock Corporation and Petronas Dagangan Berhad, the national petroleum company of Malaysia. The following is a summary of the features and functionality of Core-Tech:

  Price book--allows retailers to set prices for products in a timely manner on a site-by-site, zone-by-zone or system wide basis. Price book also allows retailers to target prices based on a variety of different factors, including markups based on cost, gross margins, and target margins.

  Site configuration and management--allows retailers to define and control the parameters of site operations, such as prohibiting clerks from authorizing fuel dispensing without prepayment.

  Fuel management--allows retailers to manage fuel inventory movement and pricing. Such features allow management to define and regulate site pricing and strategies, including responding to price changes at competitors' sites.

  Executive Information System ("EIS")--supports headquarters analysis of site operations, such as sales vs. cost analysis, sales vs. budget analysis, labor productivity analysis and category management analysis. EIS also facilitates "what if" analyses, allowing retailers to incorporate and ascertain the sensitivities of operational variables such as price, cost and volume.

  Electronic Data Interchange--supports the routing and analysis of purchase orders and vendor invoices.

  The Company believes that Core-Tech is one of the most functional and comprehensive headquarters management applications widely marketed to convenience store chains. The Core-Tech product is built with state of the art software tools and is flexible and expandable based on application architecture and database structure. The application is written in PowerBuilder, and the database, Microsoft SQL Server, is highly scalable. The user interface is intuitive and easy to use.

 Sales and Marketing

  The Company has independent sales efforts in each of its vertical markets. The Company believes this strategy positions its sales force to understand its customers' businesses, trends in the marketplace, competitive products and opportunities for new product development and allows the Company to take a consultative approach to working with customers.

  Within the convenience store market, the Company has a staff of personnel focusing on selling its solutions to major petroleum companies and other large accounts, both domestically and internationally. Further, the Company is building a telemarketing organization and distribution network to market its solutions and provide service to chains with a limited number of sites. All sales personnel are compensated with a base salary and commission based on revenue quotas, gross margins and other profitability measures.

  To date, the Company's primary marketing objective has been to increase awareness of all of the Company's technology solutions. To this end, the Company has attended industry trade shows and selectively advertised in industry publications. The Company intends to increase its sales and marketing activities both domestically and internationally, and will expand its advertising in relevant industry publications. To direct these efforts, the Company recently hired a Director of Marketing.

 Customers

  Convenience store customers who have selected the Company as their technology solutions provider operate over 7,000 sites. As of March 31, 1997, the Company has installed its technology solutions in over 2,000 of these sites. In 1994 and 1995, two customers accounted for 75.9% and 59.4% of the Company's total revenues, respectively, as follows: Conoco, Inc. (52.1% in 1994 and 15.8% in 1995) and Emro Marketing Company (23.8% in 1994 and 43.6% in
1995). During 1996, four convenience store customers accounted for 51.5% of the Company's total revenues, as follows: Ultramar Diamond Shamrock Corporation (21.5%), Emro Marketing Company (13.2%), Sheetz, Inc. (11.7%) and Conoco, Inc. (5.1%). The following is a partial list of major convenience store customers who have licensed or purchased the Company's products and services:

  Amoco Oil Company                           Go-Mart, Inc.
  Boardman Petroleum (Smile Gas)              Petronas Dagangan Berhad
  Conoco, Inc.                                Sheetz, Inc.
  Dillon Companies, Inc.                      Ultramar Diamond Shamrock
                                              Corporation
  Emro Marketing Company (Speedway/Starvin' Marvin)
  Giant Industries, Inc.                      Wawa, Inc.

 Competition

  In marketing its technology solutions, the Company faces intense competition, including internal efforts by potential customers. The Company believes the principal competitive factors are product quality, reliability, performance, price, vendor and product reputation, financial stability, features and functions, ease of use, quality of support and degree of integration effort required with other systems.

  Within the convenience store market, the Company believes it is the only integrated technology solution provider of POS, back office and headquarters management systems. Within these product lines, the Company faces different levels of competition. Verifone, Ltd., Dresser Industries, Inc., CanMax, Inc., Gilbarco, Inc., Tokheim Corporation, Stores Automated Software, Inc., Matsushita Electric Corporation of America (Panasonic), Auto-Gas Systems, Inc. and others provide POS systems with varying degrees of functionality. Back office and headquarters client/server software providers include The Software Works!,

Professional Datasolutions Inc. and JDA Software Group, Inc. In addition, the Company faces competition from systems integrators and other companies such as Tandem Computers, Inc. who offer an integrated technology solutions approach by integrating other third party products.

  The Company believes there are barriers to entry in the market for convenience store automation solutions. The Company has invested a significant amount of time and effort to create the functionality of Compu-Touch and Core-Tech. The Company believes that the time required for a competitor to duplicate the functionality of Compu-Touch or Core-Tech is substantial and would require detailed knowledge of a retailer's operations at local sites and headquarters. Also, developing a credit card network interface often can take an additional six to nine months, as the certification process can be time consuming. Moreover, the major petroleum companies are extremely selective about which automation system providers are permitted to interface to their credit networks. As of March 31, 1997, the Company was certified on seven credit networks, and it currently has initiated the process to become certified on four other major petroleum company credit networks.

RESTAURANT MARKET

  The Company believes that its core technology and capabilities, combined with those of the businesses it has recently acquired, will enable it to become a leading provider of technology solutions to selected segments of the restaurant market. The Company recently completed the ReMACS and Twenty/20 acquisitions. ReMACS is a leading provider of back office management systems for customers in the restaurant industry, while Twenty/20 is a provider of POS and table management systems for full service restaurants ("FSR"). The Company has combined these two entities with its existing restaurant operations to form the Radiant Hospitality Systems division, which will focus on providing integrated solutions to the restaurant industry.

  The domestic restaurant market includes approximately 425,000 sites generating over $144.0 billion in annual sales as of April 1997. Restaurants increasingly require sophisticated systems which integrate with evolving headquarters information systems and enable more timely and accurate management of site operations. At the site, managers seek real time information access and management systems that permit employees to increase the speed and accuracy with which they take an order, prepare the food, and fill the order, often accommodating numerous concurrent consumer orders at multiple table-top, counter-top and drive-through locations. Managers at all levels are seeking solutions to better manage menu and pricing functions, optimizing profitability and inventory management. The market for automated information and transaction systems for restaurants is typically more advanced than in the convenience store and entertainment markets but is highly fragmented and includes a large number of proprietary, closed systems.

  To date, the Company's installed base consists of back office sites which have installed the ReMACS back office and headquarters product as well as the Twenty/20 POS for the full service restaurant industry. The Company also has a limited number of QSR pilot sites using its POS systems. The Company intends to integrate both of its POS solutions and Core-Tech, its headquarters-based product, with ReMACS' back office products to provide restaurant operators with an integrated solution offering.

 Site-based Products

  QuickByte. The Company is currently piloting its point of sale product for the QSR industry with certain customers. The highly graphical, touch-screen product runs on the Windows NT platform and is based on an SQL database. As with the Company's other products, the applications are highly configurable and based on an open architecture. The software architecture is compliant with Microsoft's Active Store standards.

  The product is designed for ease of use and training, which the Company believes is critical given the labor demographics within the industry. The product tracks real time sales information for QSR operators and is designed to facilitate interfacing to the Company's back office systems, as well as those of other providers.

 Twenty/20 Visual System. The point of sale product acquired from Twenty/20 allows FSR operators to manage tables, menus, dining, service bars and check out with a graphical, touch-screen based application. The software architecture is open and runs on the Windows NT platform. The product is designed for ease of use and training, which the Company believes are critical given the labor demographics within the industry. The product tracks real time sales information for FSR operators and is designed to facilitate interfacing to the Company's back office systems, as well as those of other providers.

  ReMACS Back Office. ReMACS back-office software, including its recently introduced ReMACS for Windows NT version, provides various types of restaurant operators with the capabilities to manage employees, schedule labor, analyze food and beverage costs and forecast results. Developed with a user friendly, graphical interface, the product is based on open architecture and recently won the Microsoft Retail Application Developer award in the hospitality category. This product interfaces with a large number of leading POS products.

  OrderPoint. The Company believes its OrderPoint solution has application in the restaurant industry. OrderPoint allows a consumer to place an order, answer a survey, pay with a plastic card, make inquiries and view promotions through the use of a touch screen. OrderPoint's development environment and authoring tools allow various media, such as video clips, logos, pictures and recordings, to be quickly integrated into a consumer-friendly application.

 Headquarters-Based Product

  ReMACS' headquarters-based solution allows operators to configure sites with information such as recipes, vendors, etc. To provide restaurant operators with additional information and functionality at headquarters, the Company plans to combine certain features and functions of its Core-Tech and ReMACS product lines.

 Sales and Marketing

  The Vice President of Sales of Radiant Hospitality Systems division manages two distinct efforts: a direct sales force, generally focused on chains of over 50 sites, and an indirect channel consisting of a network of distributors, generally focused on smaller entities. All sales personnel are compensated with a base salary and commissions based on revenue quotas, gross margins and other profitability measures.

  To date, the Company's primary marketing objective has been to increase awareness of all of the Company's technology solutions. To this end, the Company has attended industry trade shows and selectively advertised in industry publications. The Company intends to increase its sales and marketing activities both domestically and internationally, and will expand its advertising in relevant industry publications. Additionally, the Company intends to continue developing an independent distribution network to sell and service its products to certain segments of the domestic and international markets.

 Customers

  The Company's customers are concentrated primarily in the QSR and casual dining segments of the restaurant market. As of June 1, 1997, the Company's products have been installed in or licensed for over

8,000 of these sites. The following is a list of major restaurant customers or their franchisees who have licensed or purchased the Company's products and services:

                 QSR          CASUAL DINING
                 ---          -------------
             Arby's           Compass Group
             Burger King      La Madelleine
             Chick-fil-A      Longhorn Steaks
             Dunkin' Donuts   Luby's
             KFC              Sizzler
             Taco Johns
             Boston Market

 Competition

  In marketing its technology solutions, the Company faces intense competition, including internal efforts by potential customers. The Company believes the principal competitive factors are product quality, reliability, performance, price, vendor and product reputation, financial stability, features and functions, ease of use, quality of support and degree of integration effort required with other systems.

  Within the restaurant market, the Company believes it is the only provider of integrated POS, back office and headquarters management technology solutions. Within these product lines, the Company faces different levels of competition. International Business Machines Corporation, NCR Corporation, Matsushita Electric Corporation of America (Panasonic), Par Technology Corporation, Compris Technologies, Inc., Progressive Software, Inc., Micros Systems, Inc., Fujitsu, Squirrel and others provide POS systems with varying degrees of functionality, often incorporating software developed by independent development companies. In addition, the Company faces competition from systems integrators who offer integration of third-party products.

ENTERTAINMENT MARKET

  Within the entertainment market, the Company has focused on the cinema market and plans to expand into amusement parks and stadiums. The Company markets its products to the cinema market through its PrysmTech division. There are approximately 27,000 cinema screens in the United States. These screens are operated at approximately 6,500 sites, with recent trends emphasizing more screens per site.

  The domestic cinema industry is concentrated, with the top six chains operating approximately 33.0% of the cinema screens. In addition to increasing screens per site, "megaplexes" have evolved, which combine restaurants, movies and other forms of entertainment in one facility. While cinema sites typically are operated in a decentralized manner, the Company believes cinema operators are focused on implementing cost controls from headquarters.

  The Company believes its core technology and products are easily adaptable for other entertainment venues, such as amusement parks, stadiums and arenas. To date, the Company has installed systems in one of these facilities and has pilot installations scheduled for two other amusement parks. While fewer in number than cinemas, these venues are typically much larger, and management believes that technology solutions for such operators represents significant revenue potential for the Company.

 Site-Based Products

  To date, a majority of the Company's sales to the entertainment market has consisted of comprehensive site-based solutions that allow retailers to process transactions and capture data at the point of sale and to manage other front and back office operations. As of March 31, 1997, the Company had installed these products at approximately 175 sites. These site-based solutions are marketed under the "BoxMan," "ConcMan," "OrderPoint," and "OfficeMan" names. These systems include features such as a touch screen interface, user-friendly applications and flexibility in configuration to accommodate operational variables at each site.

  These systems are based on an open architecture and run on the Windows NT or Novell platform. The applications are made to be highly configurable, typically supporting multiple POS terminals and a separate back office system. The products are upgradable so that customers can phase in their investment with additional hardware and software modules. These solutions offer customers scalability, such that the same application can be run in chains with widely varying numbers and sizes of sites; yet the enterprise solutions remain consistent and supportive of each site.

  BoxMan. BoxMan processes ticket sales, incorporating touch screen technology at the point of sale. BoxMan provides for a variety of ticket alternatives and payment options (such as cash, credit card or coupons). Individual sales and performance are easily tracked, and all of the information gathered at the point of sale can be communicated throughout the system on a real-time basis. BoxMan also provides for advanced ticketing and teleticketing, as well as will-call and self-service ticketing.

  ConcMan. ConcMan processes concession sales, incorporating touch screen technology at the point of sale. ConcMan communicates real-time information to other POS and back office systems. In addition, ConcMan allows a number of payment methods, such as cash, credit card or coupons, and tracks point of sale performance data, such as average transaction value and rate of sales.

  OrderPoint. OrderPoint is the Company's consumer-activated, multimedia software. It utilizes graphics, full motion video and audio and allows consumers to preview movies and purchase tickets and concessions by placing orders through the use of a touch screen ordering system. It further allows for remote ticketing and simple credit card purchases. By properly positioning high profit items, retailers can use OrderPoint to promote combination sales and implement suggestive selling programs. See "--Convenience Store Market-- Site-Based Products" for a further description of the OrderPoint system.

  OfficeMan. OfficeMan is a back office manager that provides the means for cinemas to readily gather point of sale and management information. OfficeMan provides real-time sales monitoring, with automatic updates of point of sale information, thereby allowing cinemas to manage multiple sites more effectively. Additionally, OfficeMan permits a cinema operator to define an employee's security level, manage changes in movie schedules and manage inventory. OfficeMan also provides an interface to other open systems and credit card networks.

Headquarters-Based Product

  Core-Tech. Core-Tech is the Company's client/server based solution that permits retailers to manage individual sites from headquarters. Management believes that there is demand within the entertainment market for a solution with Core-Tech's features. As a result, the Company currently is adapting Core-Tech for this market. See "--Convenience Store Market--Headquarters-Based Product" for a description of the Core-Tech system.

Sales and Marketing

  To date, the Company's sales and marketing efforts have consisted primarily of involvement of senior management of PrysmTech. The Company's primary marketing objective has been to increase awareness of all of the Company's technology solutions. In November 1996, the Company hired a manager to plan and manage the Company's efforts in the amusement park market. The Company has increased its sales and marketing efforts in 1997.

Customers

  As of March 31, 1997, the Company has installed its technology solutions in over 175 sites. In 1996, Loews Theatre Management Corporation accounted for 13.8% of the Company's total revenues. The following is a partial list of major cinema customers who have licensed or purchased the Company's products and services:

    Cobb Theatres                              The Marcus Corporation
    General Cinemas                            National Amusements, Inc.
    Loews Theatre Management Corporation       Regal Cinemas
    Mann Theatres

Competition

  The market for the Company's technology solutions is intensely competitive and includes internal efforts by potential customers. The Company believes the principal competitive factors are product quality, reliability, performance, price, vendor and product reputation, financial stability, features and functions, ease of use, quality of support and degree of integration effort required with other systems. Within the cinema market, the Company faces competition from Pacer/CATS, a subsidiary of Ticketmaster, Inc., and several smaller software providers.

PROFESSIONAL SERVICES

  In 1995, the Company determined that the integration, design, implementation, application and installation of technology solutions were critical to its ability to effectively market its solutions. Consequently, in early 1996, the Company established its Radiant Solutions Group to provide these services to its customers. The Radiant Solutions Group operates as a stand-alone profit center. The following is a summary of some of the professional services the Company provides:

  Consulting. Business consultants, systems analysts and technical personnel assist retailers in all phases of systems development, including systems planning and design, customer-specific configuration of application modules and on-site implementation or conversion from existing systems. Directors in the Company's consulting organization typically have significant consulting or retail technology experience. The Company's consulting personnel undergo extensive training in retail operations and the Company's products. Consulting services typically are billed on a per diem basis.

  Customization. The Company provides custom application development work for customers billed on a project or per diem basis. Such enhancements remain the property of the Company.

  Training. The Company has a formalized training program available to its customers, which is provided on a per diem rate at the Company's offices or at the customer's site.

  Integration. Typically, as part of its site solution, the Company integrates standard PC components for its customers. This is done as part of the overall technology solution for the customers to protect the quality of the overall site solution and to provide the customers with a system that is easy to support over the long term.

  The market for the Company's professional services is intensively competitive. The Company believes the principal competitive factors are the professional qualifications, expertise and experience of individual consultants. In the market for professional services, the Company competes with the consulting divisions of the big six accounting firms, Electronic Data Systems, Inc. and other systems integrators.

MAINTENANCE AND CUSTOMER SUPPORT

  The Company offers customer support on a 24-hour basis, a service which historically has been purchased by a majority of its customers and also entitles the customer to product upgrades. In some cases, hardware support is provided by third parties. The Company can remotely access its customers' systems in order to perform quick diagnostics and provide on-line assistance. The annual support option is typically priced at a percentage of the software and hardware cost.

PRODUCT DEVELOPMENT AND TECHNOLOGY PLATFORM

  The Company's product development strategy is focused on creating common technology elements that can be leveraged in applications across various vertical retail markets. The base technology architecture is designed so that it can be integrated with products developed by other vendors and can be phased into a retailer's operations. The Company has developed numerous applications running on a Windows NT platform. The software architecture incorporates Microsoft's Component Object Model, providing an efficient environment for application development.

  Management believes that the acquisition of ReMACS will accelerate the development of the Company's next generation back office products. ReMACS' Microsoft NT-based back office application suite is currently under development for the restaurant market. The Company intends to use the ReMACS back office technology platform to develop its Microsoft NT-based convenience store and entertainment back office products. The Company is currently integrating its POS products with ReMACS' back office product. Additionally, the Company will integrate Twenty/20's restaurant POS products with its restaurant products.

  To implement its strategy, the Company has created Radiant Labs ("Labs"), with responsibility for developing common technology elements intended for use across the Company's vertical markets. In addition, the Company maintains development groups for each of the convenience store, restaurant and entertainment markets. The vertical market development efforts focus on developing industry-specific applications that leverage the common technology elements developed by Labs. To facilitate new product development, teams are formed to combine technical expertise from Labs and industry knowledge from the vertical groups.

  The Company's MediaClient platform, graphically depicted below, was developed for use across the Company's various vertical markets. It allows multiple, multimedia software applications to run on separate workstation clients simultaneously, all driven by a single PC acting as a server. With a MediaClient platform, only one PC is required--functionality is duplicated through specialty peripherals ("MediaClient Nodes") connected by a fiber optic ring. The server is responsible for almost all data processing and functionality and serves as a repository for multimedia data.


TITLE:        DESCRIPTION OF RADIANT SYSTEMS, INC.
              RADIANT PLATFORM DIAGRAM

STRUCTURE:    Diagram illustrating the operating system of the Company's Radiant platform. The diagram depicts a personal computer acting as a host to nine nodes, all connected by a solid line representing a fiber optic connection. The nodes are depicted as rectangular boxes arranged in a loop to the right of the depiction of the personal computer.

              The diagram is meant to illustrate the fact that as many as 50 nodes may operate as specialty peripherals or workstations when connected to the personal computer acting as a server. A brief description is included of the host personal computer, the nodes and the fibre optic line. Each of these descriptions point to the relevant component with an arrow.

SUPPORTING
TEXT:         Connected by an arrow to the personal computer:
              "MediaClient Host
              . IBM PC compatible
              . Windows NT
              . Serves in excess of 50 nodes
              . Second host provides redundancy"

              Connected by an arrow to the nodes:
              "MediaClient Nodes
              . Solid-state multimedia device
              . MPEG I & II, SVGA
              . Stereo/mono sound
              . Intercom
              . Mag stripe reader
              . 8 Serial devices
              . Compact, enclosed design"

              Connected by an arrow to the line:
              "Bidirectional
              Fault-tolerant
              Fiber-optic loop"

  The Company's MediaClient platform offers a number of advantages to the retailer. Principally, it extends the processing power and functionality of a PC throughout a dedicated network. A MediaClient platform is highly scalable, depending on the requirements of the customer. It reduces software and network maintenance costs because the retailer only manages applications on one server. Moreover, MediaClient Nodes require substantially less space than a PC, improve reliability and reduce cost of ownership.

PROPRIETARY RIGHTS

  The Company's success and ability to compete is dependent in part upon its proprietary technology, including its software source code. To protect its proprietary technology, the Company relies on a combination of trade secret, nondisclosure, copyright and patent law, which may afford only limited protection. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Although the Company relies on the limited protection afforded by such intellectual property laws, it also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable maintenance are essential to establishing and maintaining a technology leadership position. The Company presently has one patent and one patent pending. The source code for the Company's proprietary software is protected both as a trade secret and as a copyrighted work. The Company generally enters into confidentiality or license agreements with its employees, consultants and customers and generally controls access to and distribution of its software, documentation and other proprietary information. Although the Company restricts the use by the customer of the Company's software and does not permit the re-sale, sublicense or other transfer of such software, there can be no assurance that unauthorized use of the Company's technology will not occur.

  Despite the measures taken by the Company to protect its proprietary rights, unauthorized parties may attempt to reverse engineer or copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.

  Certain technology used in conjunction with the Company's products is licensed from third parties, generally on a non-exclusive basis. These licenses usually require the Company to pay royalties and fulfill confidentiality obligations. The Company believes that there are alternative resources for each of the material components of technology licensed by the Company from third parties. However, the termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in the Company's ability to ship certain of its products while it seeks to implement technology offered by alternative sources. Any required replacement licenses could prove costly. Also, any such delay, to the extent it becomes extended or occurs at or near the end of a fiscal quarter, could result in a material adverse effect on the Company's results of operations. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of the Company's products or relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms or at all.

  In the future, the Company may receive notices claiming that it is infringing on the proprietary rights of third parties, and there can be no assurance that the Company will not become the subject of infringement claims or legal proceedings by third parties with respect to current or future products. In addition, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Any such claim could be time consuming, result in costly litigation, cause product shipment delays or force the

Company to enter into royalty or license agreements rather than dispute the merits of such claims. Moreover, an adverse outcome in litigation or similar adversarial proceedings could subject the Company to significant liabilities to third parties, require the expenditure of significant resources to develop non- infringing technology, require disputed rights to be licensed from others or require the Company to cease the marketing or use of certain products, any of which could have a material adverse effect on the Company's business, operating results and financial condition. To the extent the Company desires or is required to obtain licenses to patents or proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to the Company, if at all. As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, can be time consuming and expensive to defend, prosecute or resolve.

EMPLOYEES

  As of June 26, 1997 the Company employed 413 persons. None of the Company's employees is represented by a collective bargaining agreement nor has the Company experienced any work stoppage. The Company considers its relations with its employees to be good.

  The Company's future operating results depend in significant part upon the continued service of its key technical, consulting and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will retain its key managerial or technical personnel or attract such personnel in the future. The Company has at times experienced and continues to experience difficulty recruiting qualified personnel, and there can be no assurance that the Company will not experience such difficulties in the future. The Company, either directly or through personnel search firms, actively recruits qualified product development, consulting and sales and marketing personnel. If the Company is unable to hire and retain qualified personnel in the future, such inability could have a material adverse effect on the Company's business, operating results and financial condition.

PROPERTIES

  The Company's principal facility occupies approximately 60,000 square feet in Alpharetta, Georgia, under two lease agreements. These lease agreements expire on January 31, 2000 and August 31, 2000, respectively. In January 1997, the Company leased additional space at its current location, which increased the square footage leased by the Company from 43,000 to 60,000 square feet. The Company also has regional offices in Dallas, Texas and in Pleasanton, California.

LEGAL PROCEEDINGS

  There are no material pending legal proceedings to which the Company is a party or of which any of its properties are subject; nor are there material proceedings known to the Company to be contemplated by any governmental authority. There are no material proceedings known to the Company, pending or contemplated, in which any director, officer or affiliate or any principal security holder of the Company, or any associate of any of the foregoing is a party or has an interest adverse to the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of July 1, 1997, are as follows:

      NAME                            AGE                POSITION
      ----                            ---                --------
   Erez Goren........................  33 Co-Chairman of the Board and Chief
                                          Executive Officer
   Alon Goren........................  31 Co-Chairman of the Board and Chief
                                          Technology Officer
   Eric B. Hinkle....................  37 President, Chief Operating Officer and
                                          Director
   John H. Heyman....................  36 Executive Vice President, Chief
                                          Financial Officer and Director
   Andrew S. Heyman..................  33 Vice President--Convenience Store
                                          Division and Managing Director of
                                          Radiant Solutions Group
   Carlyle M. Taylor.................  43 Vice President--Integration and
                                          Support
   H. Martin Rice....................  45 Vice President and Managing Director
                                          of PrysmTech Division
   David H. Douglas..................  41 Vice President and Managing Director
                                          of Radiant Hospitality Systems
                                          Division
   Christopher Lybeer................  35 Vice President--Convenience Store
                                          Division
   James S. Balloun..................  59 Director
   Evan O. Grossman..................  32 Director

  Mr. Erez Goren has served as Co-Chairman of the Board and Chief Executive Officer of the Company since its inception in 1985 and as its President from 1985 to October 1996. Mr. Goren attended State University of New York at Stony Brook prior to devoting his full time and energy to the Company. He is the brother of Alon Goren.

  Mr. Alon Goren has served as Co-Chairman of the Board and Chief Technology Officer of the Company since its inception in 1985. Mr. Goren has a B.S. in Computer Systems Engineering from Rensselaer Polytechnic Institute. He is the brother of Erez Goren.

  Mr. Hinkle has served as President, Chief Operating Officer and a Director of the Company since October 1996. Mr. Hinkle served in various capacities with the Avionics Divisions of AlliedSignal Corporation from January 1994 to October 1996, including most recently as Vice President of Communications and Navigation Products. From 1991 to January 1994, Mr. Hinkle was employed by McKinsey & Company, Inc., a consulting firm, including most recently as Senior Engagement Manager. Mr. Hinkle has an M.B.A. from Harvard Business School, a M.S. degree in Electrical Engineering from Stanford University, and a B.S. degree in Computer Engineering from Brown University.

  Mr. John H. Heyman has served as Executive Vice President, Chief Financial Officer of the Company since September 1995 and as a director of the Company since June 1996. Mr. Heyman served as Vice President and Chief Financial Officer of Phoenix Communications, Inc., a commercial printer, from March 1991 to August 1995. From 1989 to 1991, Mr. Heyman served as Vice President, Acquisitions of Forsch Corporation, a diversified manufacturing company. From 1983 to 1987, Mr. Heyman served in a variety of capacities with Arthur Andersen LLP, where he worked primarily with middle market companies and technology firms. Mr. Heyman has an M.B.A. from Harvard Business School and a B.B.A. degree in Accounting from the University of Georgia. He is the brother of Andrew S. Heyman.

  Mr. Andrew S. Heyman has served as Vice President--Convenience Store Division and Managing Director of the Radiant Solutions Group of the Company since January 1996. Mr. Heyman served as a senior manager with Andersen Consulting from 1987 to December 1995. He holds a M.S. degree in

Computer Information Systems from Georgia State University and a B.B.A. in Finance from the University of Georgia. He is the brother of John H. Heyman.

  Mr. Taylor has served as Vice President--Integration and Support of the Company since September 1995. Mr. Taylor served in various capacities with NCR Corporation (formerly AT&T Global Information Solutions) in the retail information systems area from 1978 to September 1995, including most recently as Assistant Vice President of the scanner business unit. Mr. Taylor received a B.S. degree in Mathematics from North Carolina Wesleyan College.

  Mr. Rice has served as Vice President of the Company and the Managing Director of its PrysmTech division since December 1996. From September 1994 until its acquisition by the Company in December 1996, Mr. Rice served as President and Chief Executive Officer of PrysmTech, LLC. From 1989 to September 1994, Mr. Rice served as President of The R.L. Sterling Company, a consulting company. Prior to 1989, Mr. Rice served as Chief Financial Officer of Maryland Realty Trust, a publicly traded REIT, and as a staff accountant for Price Waterhouse LLP.

  Mr. Douglas has served as Vice President of the Company and Managing Director of its Radiant Hospitality Systems division since May 1997. Since the inception of ReMACS in 1983 until its acquisition by the Company in May 1997, Mr. Douglas served as President of ReMACS.

  Mr. Lybeer has served as Vice President--Convenience Store division of the Company since January 1996. From 1993 to 1995, Mr. Lybeer served as Assistant Vice President--Software Solutions of NCR Corporation (formerly AT&T Global Information Solutions), a telecommunications company. From 1991 to 1993, Mr. Lybeer served as a Director of Product Development of NCR Corporation, in the retail information systems area. Mr. Lybeer received a B.S.E. in Computer Engineering from the University of Michigan.

  Mr. Balloun has served as Chairman of the Board and Chief Executive Officer of National Service Industries, Inc., a diversified service and manufacturing company, since February 1996, and as its President since October 1996. He was previously affiliated with the management consulting firm McKinsey & Company, Inc., which he served as a Director from June 1976 until January 1996. Mr. Balloun has been a director of the Company since April 1997.

  Mr. Grossman has served as President and Chief Operating Officer of Share Group, Inc., a teleservices company, since August 1993. Mr. Grossman was previously affiliated with the management consulting firm of McKinsey & Company, Inc. from October 1990 to July 1993. Mr. Grossman has been a director of the Company since May 1997.

BOARD OF DIRECTORS

  The number of directors of the Company is currently fixed at six. The Company's Board of Directors is divided into three classes, with members of each class of directors serving for staggered three-year terms. The Board consists of two Class I Directors (Mr. Erez Goren and Mr. Alon Goren), two Class II Directors (Mr. John H. Heyman and Mr. Balloun) and two Class III Directors (Mr. Hinkle and Mr. Grossman), whose initial terms shall expire at the 1997, 1998 and 1999 annual meetings of the shareholders, respectively.

  There are two standing Committees of the Board of Directors: the Compensation Committee and the Audit Committee. The Compensation Committee is composed of Messrs. Balloun and Grossman reviews and makes recommendations to the Board of Directors regarding salaries, compensation and benefits of executive officers and key employees of the Company. In addition, the Compensation Committee administers the Company's 1995 Stock Option Plan. The Audit Committee is composed of Messrs. Balloun and Grossman. Among other duties, the Audit Committee reviews the internal and external financial reporting of the Company, reviews the scope of the independent audit and considers comments by the auditors regarding internal controls and accounting procedures and management's response to these comments. The Board of Directors does not have a nominating committee.

EXECUTIVE COMPENSATION

  The following table presents certain information concerning compensation earned for services rendered in all capacities by the Company's Chief Executive Officer and the two other executive officers of the Company whose total annual salary and bonus exceeded $100,000 during fiscal 1996 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                               LONG TERM
                                                             COMPENSATION
                              ANNUAL COMPENSATION               AWARDS
          NAME AND            ---------------------  -----------------------------
     PRINCIPAL POSITION       SALARY($)   BONUS($)   SECURITIES UNDERLYING OPTIONS
     ------------------       ----------  ---------  -----------------------------
Erez Goren..................  $   80,769  $  11,197                 --
 Co-Chairman and Chief Exec-
 utive Officer
Carlyle M. Taylor...........      80,000     28,000                 --
 Vice President
H. Martin Rice..............     100,000     98,504             137,500
 Vice President

DIRECTORS' FEES

  The Company's present policy is not to pay any cash compensation to its directors. Each non-employee director of the Company receives an automatic grant of options to purchase 5,000 shares of Common Stock on the last business day of each fiscal year of the Company. Each non-employee director of the Company is also reimbursed for travel and other expenses incurred in connection with the performance of their duties.

  In addition, all new non-employee directors of the Company receive a one-time grant of an option to purchase 15,000 shares of Common Stock at an exercise price equal to the fair market value of such stock on the date of grant, which options vest over a period of three years. All such options expire, unless previously exercised or terminated, ten years from the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Board of Directors is currently comprised of Messrs. Balloun and Grossman. None of the members of the Compensation Committee served as an officer or employee of the Company or any of its subsidiaries during fiscal 1996. There were no material transactions between the Company and any of the members of the Compensation Committee during fiscal 1996.

STOCK OPTION PLAN

  On December 20, 1995, the Company's directors and shareholders adopted the 1995 Stock Option Plan (the "Plan") for employees who are contributing significantly to the business of the Company or its subsidiaries as determined by the Company's Board of Directors or the committee administering the Plan. The Plan currently provides for the grant of incentive and non-qualified stock options to purchase up to 4,000,000 shares of Common Stock at the discretion of the Board of Directors of the Company or a committee designated by the Board of Directors to administer the Plan. In June 1997, the Plan was amended by the Board of Directors, subject to shareholder approval, to increase the number of shares of Common Stock reserved for issuance under the 1995 Stock Option Plan to 5,000,000 shares. The option exercise price of incentive stock options must be at least 100.0% (110.0% in the case of a holder of 10.0% or more of the Common Stock) of the fair market value of the stock on the date the option is granted and the options are exercisable by the holder thereof in full at any time prior to their expiration in accordance with the terms of the Plan. Incentive stock options granted pursuant to the Plan will expire on or before (1) the date which is the tenth anniversary of the date the option is granted, or (2) the date which is the fifth anniversary of the date the option is granted in the event that the option is granted to a key employee who owns more than 10.0% of the total combined voting power of all classes of stock of the Company or any subsidiary of the Company. Options granted under the Plan typically vest over a period of four to five years. As of June 15, 1997, options to purchase 3,909,396 shares of Common Stock were outstanding pursuant to the Plan. In addition, non-qualified options to purchase 264,000 shares of Common Stock have been granted by the Company outside of the Plan as of June 15, 1997.

  The following table provides certain information concerning individual grants of stock options made during fiscal 1996 to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                       POTENTIAL REALIZABLE
                                                                         VALUE AT ASSUMED
                                                                           ANNUAL RATES
                         NUMBER OF    % OF TOTAL                            STOCK PRICE
                         SECURITIES    OPTIONS     EXERCISE              APPRECIATION FOR
                         UNDERLYING   GRANTED TO      OR                  OPTION TERM (2)
                          OPTIONS     EMPLOYEES      BASE   EXPIRATION ---------------------
NAME                      GRANTED   IN FISCAL YEAR  PRICE      DATE       5%         10%
----                     ---------- -------------- -------- ---------- --------- -----------
Erez Goren..............      --         --           --        --           --          --
Carlyle M. Taylor.......      --         --           --        --           --          --
H. Martin Rice(1).......  137,500        8.5%       $7.00      2006    $ 605,311 $ 1,533,977

--------
(1) Of the total, 57,140 are incentive stock options and 80,360 are non-qualified stock options. Subject to acceleration upon the occurrence of certain events, the incentive stock options vest in increments of 14,285 on each of the first, second, third and fourth anniversaries of the date of grant, December 31, 1996. The non-qualified stock options vest on December 31, 2004, subject to acceleration upon the attainment of certain performance targets. See "--Employment Agreement."
(2) The dollar amounts under these columns represent the potential realizable value of each grant of option assuming that the market price of the Company's Common Stock appreciates in value from the date of grant at the 5.0% and 10.0% annual rates prescribed by the SEC and therefore are not intended to forecast possible future appreciation, if any, of the price of the Company's Common Stock.

  The following table provides certain information concerning the value of unexercised options held by the Named Executive Officers under the Company's 1995 Stock Option Plan as of December 31, 1996. No stock options were exercised during fiscal 1996 by the Named Executive Officers.

                                                      VALUE OF UNEXERCISED IN-
                      NUMBER OF UNEXERCISED             THE-MONEY OPTIONS AT
                   OPTIONS AT FISCAL YEAR END            FISCAL YEAR END (1)
                   -------------------------------    -------------------------
       NAME        EXERCISABLE     UNEXERCISABLE      EXERCISABLE UNEXERCISABLE
       ----        ------------    ---------------    ----------- -------------
Erez Goren........             --                 --      --              --
Carlyle M. Tay-
 lor..............             --             200,000     --       $1,700,000
H. Martin Rice....             --             137,500     --       $  343,750

--------
(1) Dollar values were calculated by determining the difference between the public offering price of $9.50 per share and the exercise price of the options.

EMPLOYMENT AGREEMENT

  On December 31, 1996, in connection with the acquisition of PrysmTech, the Company entered into an Employment Agreement with H. Martin Rice to serve as Managing Director of the PrysmTech Division of the Company (the "Agreement"). The term of the Agreement is four years subject to a one-year automatic extension under certain circumstances. Under the Agreement, Mr. Rice will be entitled to a base salary of $100,000 per year or a higher amount equal to that of the Company's highest paid executive officer plus a bonus based upon the PrysmTech division's net income (as defined in the Agreement), provided that the base compensation and bonus payable to Mr. Rice under the Agreement is limited to the greater of $200,000 and the maximum non-contingent and potential contingent compensation available to any other executive officer of the Company. The Agreement also provides (i) that Mr. Rice receive a loan from the Company in the amount of $165,000 which is payable, together with interest at the rate of 7.0% per annum, on December 31, 2001 or earlier out of the proceeds of the sale of shares of the Company's Common Stock received by Mr. Rice in the PrysmTech acquisition and (ii) certain insurance, automobile allowance and other benefits. Under the Agreement, Mr. Rice has been granted options to purchase 137,500 shares of the Company's Common Stock (the "Stock Options"). See "--Stock Option Plan."

  Upon termination of the Agreement (other than voluntarily by Mr. Rice, or by the Company for cause or upon the death of Mr. Rice), Mr. Rice will be entitled to a termination payment equal to $16,666 for each partial and full calendar month then remaining in the term of the Agreement, less any amount payable to Mr. Rice under any long-term disability insurance maintained by the Company.

  The Agreement provides that if Mr. Rice's employment is terminated during the term of the Agreement (other than voluntarily by Mr. Rice, or by the Company for cause or upon the death of Mr. Rice) the Stock Options shall fully vest on the date of such termination. Also upon such termination Mr. Rice may require the Company to pay an income tax related bonus and to lend him the amount payable upon the exercise of his remaining Stock Options.

  The Agreement also contains provisions restricting Mr. Rice's ability to compete with the Company and solicit its customers and employees and obligating him to protect the confidentiality of the Company's information following termination of his employment.

AGREEMENTS WITH EMPLOYEES

  All employees of the Company, including executive officers, are required to sign a confidentiality and noncompete agreement with the Company restricting the ability of the employee to compete with the Company during his or her employment and for a period ranging from six months to two years thereafter, restricting solicitation of customers and employees following employment with the Company, and providing for ownership and assignment of intellectual property rights to the Company. The agreements have an indefinite term, but the employee may terminate employment with the Company at any time.

401(K) PROFIT SHARING PLAN

  The Company maintains a 401(k) Profit Sharing Plan (the "401(k) Plan") which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). In general, all employees of the Company who have completed six months of service and have attained age 21 are eligible to participate. The 401(k) Plan includes a salary deferral arrangement pursuant to which participants may contribute, subject to certain Code limitations, a minimum of 3.0% and a maximum of 15.0% of their salary on a pre-tax basis (up to $9,500 per year). Subject to certain Code limitations, the Company may make both matching and additional contributions at the discretion of the Board of Directors of the Company each year. To date, no contributions have been made by the Company to the 401(k) Plan. A separate account is maintained for each participant in the 401(k) Plan. The portion of a participant's account attributable to his or her own contributions is 100.0% vested. Distributions from the 401(k) Plan may be made in the form of a lump-sum cash payment or in installment payments.

                             CERTAIN TRANSACTIONS

  On May 29, 1995, the Company repurchased 2,628,523 shares of Common Stock (representing 24.7% of the Company's then outstanding shares of Common Stock) from Thomas J. Barrella in exchange for certain assets and technology. In connection therewith, Mr. Barrella resigned his positions as an executive officer and director of the Company. The transferred assets and technology had a value of approximately $616,000. As part of the transaction, Mr. Barrella issued to the Company a note in the amount of $61,000 due in May 1997 and bearing interest at a rate of 8.0%. As of June 1, 1997, $2,900 remained outstanding under this note.

  On June 7, 1996, Mr. Barrella granted to Erez Goren, the Chief Executive Officer of the Company, an option to purchase all 600,033 remaining shares of Common Stock held by Mr. Barrella. This option, exercisable for a period of one year thereafter at an exercise price of $1.875 per share, was assigned to the Company by Mr. Goren for nominal consideration prior to the completion of the Company's initial public offering. The Company utilized a portion of the proceeds of its initial public offering to repurchase all of such shares from Mr. Barrella in February 1997.

  On October 31, 1994, the Company repurchased 3,085,700 shares of Common Stock (representing 22.5% of the Company's then outstanding shares of Common Stock) from Lawrence D. Parker in exchange for a note in the amount of $473,000 due December 31, 1997, and bearing interest at a rate of 8.0%. As of December 31, 1996, $170,000 remained outstanding under this note. The Company utilized a portion of the proceeds of its initial public offering to repay this note in March 1997. In connection with this transaction, Mr. Parker resigned his positions as an executive officer and director of the Company and entered into a five-year consulting agreement with the Company. In October 1995, the monthly consulting fees payable to Mr. Parker were reduced to $2,500 from $14,000. Consulting fees totaling $150,000, $131,000 and $28,000 were paid by the Company to Mr. Parker in 1994, 1995 and 1996, respectively.

  On May 27, 1994, the Company entered into a Software License, Support and Equipment Purchase Agreement (the "Emro License Agreement") with Emro Marketing Company (Speedway/Starvin' Marvin) ("Emro") pursuant to which Emro agreed to purchase licenses for Compu-Touch systems. The Emro License Agreement includes price discounts on certain of the Company's products, rebates and extended warranty coverage on products purchased thereunder, and credits (based on the number of systems purchased by Emro) for technical support services. Although the rebates, the extended warranty terms and the credits for technical support services are not currently available to other customers of the Company, the price discounts are based on the number of potential sites to be installed by Emro and are no more favorable than those given to the only other customer of the Company who has a comparable number of potential sites.

  Under the terms of the Emro License Agreement, Emro is to receive a cash rebate upon purchasing a defined number of software licenses. In the event the Company is unable to pay the rebates when due, Emro has the option of applying the rebate to the purchase of additional licenses or requiring the Company to deliver a promissory note therefor. Accordingly, on March 27, 1996, the Company issued to Emro a promissory note for accrued rebates in the amount of $873,000 due March 2001, and bearing interest at a rate of 6.0%. As of December 31, 1996, $918,000, including accrued interest, remained outstanding under this note. The Company utilized a portion of the proceeds of its initial public offering to repay this note in February 1997.

  Emro will continue to receive the preferential terms described above with respect to purchases of Compu-Touch systems in the future for as long as Emro purchases such products from the Company under the Emro License Agreement. Revenues of $3.4 million, $6.9 million and $5.4 million were recorded by the Company for systems sales and customer support, maintenance and other services pursuant to the Emro License Agreement in 1994, 1995 and 1996, respectively.

  In connection with the Emro License Agreement, the Company granted to Emro a stock purchase warrant (the "Emro Warrant") to purchase 10.0% of the outstanding shares of Common Stock of the Company at an exercise price of $80,000 per percentage unit exercised. The Emro Warrant was subsequently amended to increase the number of shares of Common Stock issuable thereunder to 12.0%
of the outstanding shares of Common Stock of the Company and to provide the Company with the right to repurchase 2.0% upon the exercise of the Emro Warrant at a price equal to the average of the exercise price of the Emro Warrant and the fair market value of the Common Stock. The Emro Warrant was exercised in full prior to the completion of the Company's initial public offering in February 1997, whereupon 318,996 shares of Common Stock were sold by Emro in the initial public offering, 193,060 shares of Common Stock were repurchased by the Company for $1.0 million from the proceeds of the initial public offering and 646,304 shares of Common Stock were retained by Emro. Emro proposes to sell 200,000 shares of Common Stock in this offering. See "Principal and Selling Shareholders."

  On December 31, 1996, the Company, which previously owned a 50.0% interest in PrysmTech, acquired the remaining 50.0% interest of PrysmTech from its owners, including H. Martin Rice, a Vice President of the Company and the Managing Director of the Company's PrysmTech division. In connection therewith, Mr. Rice received 150,000 shares of Common Stock of the Company and the Company issued to Mr. Rice and his affiliates promissory notes totaling $1.5 million. The Company utilized a portion of the proceeds of its initial public offering to repay these notes in February 1997. The Company has also entered into an employment agreement with Mr. Rice. See "--Employment Agreement."

  On May 23, 1997, the Company acquired ReMACS, which was 72.9% owned by David
H. Douglas, currently a Vice President of the Company and the Managing Director of the Company's Radiant Hospitality Systems division. In connection therewith, Mr. Douglas received 457,196 shares of Common Stock of the Company and $2.4 million in cash, and the Company issued to Mr. Douglas a promissory note in the amount of $2.4 million. This note is due April 2001 and bears interest at the prime rate. The Company will utilize a portion of the proceeds of this offering to repay the note. See "Use of Proceeds." In connection with the acquisition of ReMACS, the Company also entered into a five year employment agreement with Mr. Douglas which provides for an annual base salary of $100,000 plus a performance bonus determined in accordance with the terms of the employment agreement.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth information with respect to the beneficial ownership of shares of the Company's Common Stock as of June 15, 1997, and as adjusted to reflect the sale of the shares offered hereby, by: (i) the Selling Shareholders; (ii) each director of the Company; (iii) each Named Executive Officer; (iv) each person known by the Company to own beneficially more than 5.0% of the outstanding shares of the Common Stock; and (v) all executive officers and directors of the Company as a group. Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the indicated shares.

                           SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                  OWNED                                OWNED
                          PRIOR TO OFFERING(1)        NUMBER OF  AFTER OFFERING(1)
                          ---------------------------  SHARES   ---------------------------
NAME OF BENEFICIAL OWNER    NUMBER          PERCENT    OFFERED    NUMBER         PERCENT
------------------------  ------------     ---------- --------- ------------     ----------
Erez Goren(2)...........     3,303,556         26.4%   100,000     3,203,556         21.3%
Alon Goren(2)...........     3,303,556         26.4    100,000     3,203,556         21.3
Eric B. Hinkle..........        87,800(3)      *         6,000        81,800(3)      *
John H. Heyman..........       340,000(4)       2.7     34,546       305,454(4)       2.0
James S. Balloun........        10,000         *           --         10,000         *
Evan O. Grossman........         1,200         *           --          1,200         *
Carlyle M. Taylor.......           --           --         --            --           --
H. Martin Rice(5).......       150,000          1.1     15,000       135,000         *
Emro Marketing
 Company(6).............       646,304          5.2    200,000       446,304          3.0
Sirrom Capital
 Corporation............        93,454         *        68,454        25,000         *
William Budwitz(7)......       150,000          1.1     15,000       135,000         *
Michael Finley(7).......        50,000(8)      *        30,000        20,000(8)      *
J. Hamilton Coleman(7)..       152,138(9)      *         3,000       149,138(9)      *
J. Charles Davis(7).....       152,138(9)      *         1,000       151,138(9)      *
Richard L. Morgan(7)....        17,399         *         1,000        16,399         *
Christopher A.
 Sebes(7)...............        17,399         *         1,000        16,399         *
Executive officers and
 directors as
 a group (11 persons)...     7,699,738(10)     60.0    255,546     7,444,192(10)     48.6

--------
  * Less than 1.0% of outstanding shares.
 (1) Pursuant to the rules of the Commission, certain shares of the Company's Common Stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
 (2) The business address of Erez Goren and Alon Goren is 1000 Alderman Drive, Alpharetta, Georgia 30202. Erez Goren serves as the Co-Chairman of the Board and Chief Executive Officer of the Company. Alon Goren serves as the Co-Chairman of the Board and Chief Technology Officer of the Company.
 (3) Represents shares of Common Stock subject to stock options exercisable within the next 60 days. Mr. Hinkle serves as President and Chief Operating Officer of the Company.
 (4) Includes 165,000 shares of Common Stock subject to stock options exercisable within the next 60 days. Mr. Heyman serves as Executive Vice President, Chief Financial Officer and a director of the Company.
 (5) Mr. Rice serves as Vice President of the Company and as Managing Director of its PrysmTech Division.
 (6) The address of Emro Marketing Company is P.O. Box 1500, Springfield, Ohio 45501.
 (7) Employees of the Company.
 (8) Represents shares of Common Stock subject to stock options exercisable within the next 60 days.
 (9) Includes 70,000 shares of Common Stock subject to options exercisable within the next 60 days.
(10) Includes 299,230 shares of Common Stock (263,230 shares of Common Stock after the offering) subject to stock options exercisable within the next 60 days.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, no par value per share. The following description is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles"), and Amended and Restated Bylaws (the "Bylaws"), which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and shall vote with all other shares of Common Stock as a single class. Cumulative voting in the election of directors is not permitted. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock shall possess equal rights and privileges on a share-for-share basis. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares or other securities, and there are no redemption or sinking fund provisions with respect to such shares. The issued and outstanding shares of Common Stock are, and the shares offered hereby will be upon payment therefor, fully paid and nonassessable.

PREFERRED STOCK

  The Articles authorize the Board of Directors, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company. No shares of Preferred Stock are presently outstanding.

CERTAIN CHARTER AND BYLAW PROVISIONS

  Shareholders' rights and related matters are governed by the Georgia Business Corporation Code and the Company's Articles and Bylaws. Certain provisions of the Articles and Bylaws, which are summarized below, could, either alone or in combination with each other, have the effect of preventing a change in control of the Company or making changes in management more difficult.

  Corporate Takeover Provisions. The Company's Bylaws make applicable to the Company provisions authorized by the Georgia Business Corporation Code relating to business combinations with interested shareholders ("Corporate Takeover Provisions"). The Corporate Takeover Provisions are designed to encourage any person, before acquiring 10.0% of the Company's voting shares, to seek approval of the Board of Directors for the terms of any contemplated business combination. The Corporate Takeover Provisions will prevent for five years certain business combinations with an "interested shareholder" (as defined in the Corporate Takeover Provisions) unless (i) prior to the time such shareholder became an interested shareholder the Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder, (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90.0% of the outstanding voting shares of the Company excluding, however, shares owned by the Company's officers, directors, affiliates, subsidiaries and certain employee stock plans or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder becoming the owner of at least 90% of the Company's outstanding voting shares and the business combination is approved by the holders of majority of the Company's voting shares, excluding from said vote the stock owned by the interested shareholder or by the Company's officers, directors, affiliates, subsidiaries and certain employee stock plans. Shareholders of the Company who became interested shareholders prior to the time of the adoption of the Corporate Takeover Provisions are not subject to such provisions.

  The Board of Directors is divided into three classes, as nearly equal in size as possible, with staggered three-year terms. One class is elected each year. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire control of the Company.

  The Articles provide for the affirmative vote of holders of at least 75.0% of shares of Common Stock entitled to vote generally in the election of directors, voting as a single voting group, to alter or amend the provisions of the Articles providing for a staggered board of directors, or to alter or amend the Bylaws.

  Constituency Considerations. The Company's Articles provide for the right of the Board of Directors to consider the interests of various constituencies, including employees, customers, suppliers and creditors of the Company, as well as the communities in which the Company is located, in addition to the interest of the Company and its shareholders, in discharging their duties in determining what is in the Company's best interests.

  Limitation of Directors' Liability. The Company's Articles eliminate, subject to certain exceptions, the personal liability of directors to the Company or its shareholders for monetary damages for breaches of such directors' duty of care or other duties as a director. The Articles do not provide for the elimination of or any limitation on the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions or (iv) any transaction from which the director received an improper benefit. In addition, the Company's Bylaws provide broad indemnification rights to directors and officers so long as the director or officer acted in a manner believed in good faith to be in or not opposed to the best interests of the Company, and with respect to criminal proceedings, if the director has no reasonable cause to believe his or her conduct was unlawful. These provisions of the Articles and Bylaws limit the remedies available to a shareholder who is dissatisfied with a Board decision protected by these provisions.

REGISTRATION RIGHTS

  Upon completion of this offering, the holders of 602,199 shares of Common Stock will be entitled to piggyback registration rights with respect to such shares.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is SunTrust Bank,
Atlanta.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 15,067,259 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option. See "Underwriting." Of these shares, approximately 6,422,000 shares of Common Stock will be freely transferable without restriction or limitation under the Securities Act. The remaining 8,645,259 shares are "restricted" shares within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

  Approximately 7,535,000 Restricted Shares are eligible for sale in the public market pursuant to Rule 144. No other Restricted Shares will be eligible for sale under Rule 144 at this time. In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate of the Company, who has held shares for at least a one-year period (as computed under Rule 144) is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1.0% of the then outstanding shares of the Company's Common Stock (approximately 150,000 shares after giving effect to this offering) and (ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain provisions relating to the manner of sale, the filing of a notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has held shares for at least a two-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. Rule 144A under the Securities Act permits the immediate sale by the current holders of Restricted Shares of all or a portion of their shares to certain qualified institutional buyers as defined in Rule 144A.

  Upon completion of this offering, the holders of 602,199 shares of Common Stock will be entitled to piggyback registration rights with respect to such shares.

  No prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market may have an adverse impact on such market price.

  The Company has agreed not to offer, sell, sell short or otherwise dispose of any shares of Common Stock (other than the shares offered by the Company in this offering) in the public market for a period of 90 days after the date of this Prospectus without the prior consent of the Representatives of the Underwriters. Directors, executive officers and certain shareholders of the Company, who will own upon completion of this offering an aggregate of approximately 7.8 million shares of Common Stock and options representing the right to purchase approximately 1.8 million shares of Common Stock, have agreed not to offer, sell, sell short or otherwise dispose of any such shares of Common Stock beneficially owned by them or any shares issuable upon exercise of stock options for a period of 120 days from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated; provided, however, that the lockup period shall be 60 days from the date of this Prospectus for up to one-third of such shares or options, and 90 days from the date of this Prospectus for up to two-thirds of such shares or options.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, Alex. Brown & Sons Incorporated, Deutsche Morgan Grenfell Inc. and The Robinson-Humphrey Company, Inc. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                       NUMBER OF
                               UNDERWRITER                              SHARES
                               -----------                             ---------
   Alex. Brown & Sons Incorporated....................................
   Deutsche Morgan Grenfell Inc.......................................
   The Robinson-Humphrey Company, Inc.................................
                                                                       ---------
     Total............................................................ 3,075,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Shareholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $   per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $   per share to
certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 461,250 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them shown in the above table bears to 3,075,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,075,000 shares are being offered.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

  The Company has agreed not to offer, sell, sell short or otherwise dispose of any shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior consent of Alex. Brown & Sons Incorporated, except that the Company may issue and may grant options representing the right to purchase shares of Common Stock under its current stock option plan and may issue shares of Common Stock upon exercise of currently outstanding employee stock options. Directors, executive officers and certain shareholders of the Company, who will own upon the completion of this offering an aggregate of approximately 7.8 million shares of Common Stock and options representing the right to purchase approximately 1.8 million shares of Common Stock, have agreed not to offer, sell, sell short or otherwise dispose of any such shares of Common Stock beneficially owned by them or any shares issuable upon exercise of stock options for a period of 120 days from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated; provided, however, that the lockup period shall be 60 days from the date of this Prospectus for up to one-third of such shares or options, and 90 days from the date of this Prospectus for up to two-thirds of such shares or options. See "Shares Eligible for Future Sale."

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  From time to time in the ordinary course of their respective businesses, the Representatives have provided and may in the future provide investment banking or other services to the Company. In February 1997, the Company issued to The Robinson-Humphrey Company, Inc. 20,000 shares of Common Stock as compensation for investment banking services rendered in connection with financing provided to the Company by Sirrom Capital Corporation in June 1996. The shares of Common Stock received by The Robinson-Humphrey Company, Inc. are restricted from sale, transfer, assignment or hypothecation until February 1998.

  In general, the rules of the Securities and Exchange Commission (the "Commission") will prohibit the Underwriters from making a market in the Common Stock during the restricted period immediately preceding the pricing of the Common Stock offered hereby. The Commission has, however, adopted exemptions from its rules that permit passive market making under certain conditions. The rules permit an Underwriter to continue to make a market subject to certain conditions, including that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage to passive market making in the Common Stock during the restricted period.

  In connection with the offering, the Underwriters and other persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in Common Stock for their own account. To cover over-allotments or to stabilize the price of Common Stock the Underwriters may bid for, and purchase, shares of Common Stock in the open market. The Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing Common Stock in the offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of Common Stock in market making transactions. These activities may stabilize or maintain the market price of Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

  The public offering price of the Common Stock will be determined by negotiations among the Underwriters and the Company, and will be based largely upon the market price for the Common Stock as quoted on the Nasdaq National Market.

  The Common Stock is quoted on the Nasdaq National Market under the symbol
RADS.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. Certain legal matters in connection with this offering are being passed upon for the Underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

  The combined financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included herein have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said report.

  The financial statements of Restaurant Management and Control Systems, Inc. as of October 31, 1995 and 1996 and for the years then ended included herein have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said report.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are necessarily summaries of such documents. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
RADIANT SYSTEMS, INC.
  Report of Independent Public Accountants................................ F-2
  Combined Balance Sheets--December 31, 1995 and 1996 and pro forma share-
   holders' deficit at December 31, 1996 and March 31, 1997 (unaudited)... F-3
  Combined Statements of Operations for the years ended December 31, 1994,
   1995 and 1996 and for the three months ended March 31, 1996 and 1997
   (unaudited)............................................................ F-4
  Combined Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1994, 1995 and 1996 and the three months ended March
   31, 1997 (unaudited)................................................... F-5
  Combined Statements of Cash Flows for the years ended December 31, 1994,
   1995 and 1996 and for the three months ended March 31, 1996 and 1997
   (unaudited)............................................................ F-6
  Notes to Combined Financial Statements.................................. F-7


RESTAURANT MANAGEMENT AND CONTROL SYSTEMS, INC.
  Report of Independent Public Accountants................................ F-20
  Balance Sheets--October 31, 1995 and 1996 and April 30, 1997 (unau-
   dited)................................................................. F-21
  Statements of Operations for the years ended October 31, 1995 and 1996 and for the six months ended April 30, 1996 and 1997 (unaudited)....... F-22
  Statements of Shareholders' Deficit for the years ended October 31, 1995 and 1996 and for the six months ended April 30, 1997 (unaudited)....... F-23
  Statements of Cash Flows for the years ended October 31, 1995 and 1996 and for the six months ended April 30, 1996 and 1997 (unaudited)....... F-24
  Notes to Financial Statements........................................... F-25
PRO FORMA FINANCIAL INFORMATION
  Unaudited Pro Forma Combined Financial Information...................... F-30
  Unaudited Pro Forma Combined Balance Sheet as of March 31, 1997 ........ F-31
  Unaudited Pro Forma Combined Statements of Operations for the three month period ended March 31, 1997 ..................................... F-32
  Unaudited Pro Forma Combined Statements of Operations for the year ended
   December 31, 1996 ..................................................... F-33
  Notes to Unaudited Pro Forma Combined Statements of Operations.......... F-34

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Radiant Systems, Inc.:

  We have audited the accompanying combined balance sheets of RADIANT SYSTEMS, INC. (a Georgia corporation) and LIBERTY SYSTEMS INTERNATIONAL, INC. (a Georgia corporation) as of December 31, 1995 and 1996 and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radiant Systems, Inc. and Liberty Systems International, Inc. as of December 31, 1995 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
January 15, 1997

                             RADIANT SYSTEMS, INC.

                            COMBINED BALANCE SHEETS

                                                      PRO FORMA
                                                    SHAREHOLDERS'
                               DECEMBER 31,          DEFICIT AT
                          ------------------------  DECEMBER 31,    MARCH 31,
                             1995         1996          1996          1997
                          -----------  -----------  -------------  -----------
                                                      (NOTE 10)
                                                     (UNAUDITED)   (UNAUDITED)
         ASSETS
CURRENT ASSETS:
  Cash and cash
   equivalents........... $   164,550  $ 2,342,079                 $12,487,487
  Accounts receivable,
   net of allowances for
   doubtful accounts of
   $41,500, $120,000 and
   $150,000 in 1995, 1996
   and 1997,
   respectively..........     624,179    4,885,209                   7,141,465
  Inventories............   1,802,716    3,304,933                   4,767,021
  Other..................     116,971      417,351                     445,311
                          -----------  -----------                 -----------
    Total current
     assets..............   2,708,416   10,949,572                  24,841,284
PROPERTY AND EQUIPMENT,
 net of accumulated
 depreciation of $670,266
 and $1,438,681 in 1995
 and 1996, respectively..   1,030,669    1,517,902                   1,821,225
SOFTWARE DEVELOPMENT
 COSTS, net of
 accumulated amortization
 of $121,365, and
 $360,203 in 1995 and
 1996, respectively......     340,630      736,418                     852,261
INTANGIBLES..............           0      957,405                     957,255
DEFERRED INCOME TAXES....           0            0                     397,180
OTHER ASSETS.............     155,224      454,579                     561,306
                          -----------  -----------                 -----------
                          $ 4,234,939  $14,615,876                 $29,430,511
                          ===========  ===========                 ===========
     LIABILITIES AND
  SHAREHOLDERS' EQUITY
        (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable....... $ 2,298,068  $ 4,400,654                 $ 3,228,665
  Accrued liabilities....   1,264,465    1,975,909                   3,579,177
  Customer deposits and
   deferred revenue......   2,399,596    3,052,518                   2,516,295
  Current portion of
   shareholder loans.....     157,361      126,536                           0
  Current portion of long
   term debt.............     252,979      582,230                     528,231
                          -----------  -----------                 -----------
    Total current
     liabilities.........   6,372,469   10,137,847                   9,852,368
  Accrued customer
   rebates...............     457,317            0                           0
  Shareholder loans, less
   current portion.......     170,423    3,193,888                           0
  Long term debt, less
   current portion.......     389,044    5,271,368                     231,601
                          -----------  -----------                 -----------
    Total liabilities....   7,389,253   18,603,103                  10,083,969
                          -----------  -----------                 -----------
COMMITMENTS


PUT WARRANTS.............           0      513,200                           0
                          -----------  -----------                 -----------
SHAREHOLDERS' EQUITY
 (DEFICIT):
  Common stock, no par
   value; 20,000,000
   shares authorized;
   6,857,112, 6,857,112
   and 11,694,726 shares
   issued and outstanding
   in 1995, 1996 and
   1997, respectively....          63           63            76           110
  Class A common stock,
   no par value;
   10,000,000 shares
   authorized; 1,142,889
   shares issued and
   outstanding in 1995
   and 1,442,889 shares
   issued and outstanding
   in 1996...............          10           13                           0
  Additional paid-in
   capital...............           0    2,099,997     4,204,997    18,684,567
  Warrants...............     240,000    1,185,000        40,000             0
  Deferred sales
   discount..............    (111,900)    (132,105)            0             0
  Retained earnings
   (deficit).............  (3,282,487)  (7,653,395)   (7,653,395)      661,865
                          -----------  -----------  ------------   -----------
                           (3,154,314)  (4,500,427) $ (3,408,322)   19,346,542
                          -----------  -----------  ============   -----------
                          $ 4,234,939  $14,615,876                 $29,430,511
                          ===========  ===========                 ===========

 The accompanying notes are an integral part of these combined balance sheets.

                             RADIANT SYSTEMS, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                                                                        FOR THE
                                                                   THREE MONTHS ENDED
                           FOR THE YEARS ENDED DECEMBER 31,            MARCH 31,
                          -------------------------------------  -----------------------
                             1994         1995         1996         1996        1997
                          -----------  -----------  -----------  ----------  -----------
                                                                      (UNAUDITED)
REVENUES:
 Systems sales..........  $13,528,808  $14,077,704  $35,888,342  $3,848,550  $10,742,270
 Customer support,
  maintenance, and other
  services..............      918,801    1,804,291    5,054,979     698,084    1,818,057
                          -----------  -----------  -----------  ----------  -----------
 Total revenues.........   14,447,609   15,881,995   40,943,321   4,546,634   12,560,327
                          -----------  -----------  -----------  ----------  -----------
COST OF REVENUES:
 Systems sales..........    9,459,034    9,862,477   22,270,161   2,768,106    6,278,136
 Customer support,
  maintenance, and other
  services..............    1,207,684    2,300,239    5,464,533   1,002,764    1,748,773
                          -----------  -----------  -----------  ----------  -----------
 Total cost of
  revenues..............   10,666,718   12,162,716   27,734,694   3,770,870    8,026,909
                          -----------  -----------  -----------  ----------  -----------
GROSS PROFIT............    3,780,891    3,719,279   13,208,627     775,764    4,533,418
                          -----------  -----------  -----------  ----------  -----------
OPERATING EXPENSES:
 Product development....      983,999    1,639,669    3,327,630     700,567    1,153,155
 Purchased research and
  development costs.....            0            0    3,930,000           0            0
 Sales and marketing....      470,177      606,658    1,487,087     284,867      871,334
 Depreciation and
  amortization..........      177,790      583,483      948,385     193,570      367,211
 General and
  administrative........    2,243,097    2,990,039    5,664,246   1,010,497    1,689,318
                          -----------  -----------  -----------  ----------  -----------
 Total operating
  expenses..............    3,875,063    5,819,849   15,357,348   2,189,501    4,081,018
                          -----------  -----------  -----------  ----------  -----------
(LOSS) INCOME FROM
 OPERATIONS.............      (94,172)  (2,100,570)  (2,148,721) (1,413,737)     452,400
INTEREST EXPENSE, net...       81,748      166,478      711,848      38,629      209,165
MINORITY INTEREST IN
 EARNINGS OF PRYSMTECH..            0            0      628,137      55,302            0
OTHER (INCOME)..........            0     (406,292)           0           0            0
                          -----------  -----------  -----------  ----------  -----------
(LOSS) INCOME BEFORE PRO
 FORMA INCOME TAXES AND
 EXTRAORDINARY ITEM.....     (175,920)  (1,860,756)  (3,488,706) (1,507,668)     243,235
PRO FORMA INCOME TAX
 (BENEFIT)..............      (60,632)    (709,165)  (1,333,142)   (575,501)    (211,750)
INCOME TAX PROVISION....            0            0            0           0            0
                          -----------  -----------  -----------  ----------  -----------
PRO FORMA NET (LOSS)
 INCOME BEFORE
 EXTRAORDINARY ITEM.....     (115,288)  (1,151,591)  (2,155,564)   (932,167)     454,985
                          -----------  -----------  -----------  ----------  -----------
EXTRAORDINARY LOSS FROM
 EARLY EXTINGUISHMENT OF
 DEBT, NET OF TAXES OF
 $82,270................            0            0            0           0      131,370
                          -----------  -----------  -----------  ----------  -----------
PRO FORMA NET INCOME
 (LOSS).................  $  (115,288) $(1,151,591) $(2,155,569)   (932,167)     323,615
                          ===========  ===========  ===========  ==========  ===========
EARNINGS PER COMMON AND
 COMMON EQUIVALENT
 SHARE:
 Income (loss) before
  extraordinary item....                            $     (0.19) $    (0.08) $      0.03
 Extraordinary loss on
  early extinguishment
  of debt...............                                   0.00        0.00        (0.01)
                                                    -----------  ----------  -----------
PRO FORMA NET (LOSS)
 INCOME PER COMMON AND
 COMMON EQUIVALENT
 SHARE..................                            $     (0.19) $    (0.08) $      0.02
                                                    ===========  ==========  ===========
WEIGHTED AVERAGE COMMON
 AND COMMON EQUIVALENT
 SHARES OUTSTANDING.....                             11,099,532  11,149,532   13,125,239
                                                    ===========  ==========  ===========

   The accompanying notes are an integral part of these combined statements.

                             RADIANT SYSTEMS, INC.

             COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                 CLASS A
                           COMMON STOCK       COMMON STOCK                              DEFERRED   ACCUMULATED
                         ------------------ ------------------                            SALES     EARNINGS
                           SHARES    AMOUNT   SHARES    AMOUNT    APIC       WARRANTS   DISCOUNT    (DEFICIT)      TOTAL
                         ----------  ------ ----------  ------ -----------  ----------  ---------  -----------  -----------
BALANCE, December 31,
 1993..................  13,714,224   $125           0   $  0  $         0  $        0  $       0  $  145,215   $   145,340
 Issuance of customer
  warrant..............           0      0           0      0            0     240,000   (240,000)          0             0
 Sales of software
  licenses under
  customer warrant.....           0      0           0      0            0           0     37,500           0        37,500
 Treasury stock
  purchase.............  (3,428,556)   (31)    342,856      3            0           0          0    (573,057)     (573,085)
 Distributions to
  shareholders.........           0      0           0      0            0           0          0    (156,266)     (156,266)
 Loss before pro forma
  income taxes.........           0      0           0      0            0           0          0    (175,920)     (175,920)
                         ----------   ----  ----------   ----  -----------  ----------  ---------  ----------   -----------
BALANCE, December 31,
 1994..................  10,285,668     94     342,856      3            0     240,000   (202,500)   (760,028)     (722,431)
 Sales of software
  licenses under
  customer warrants....           0      0           0      0            0           0     90,600           0        90,600
 Treasury stock
  purchase.............  (3,428,556)   (31)    800,033      7            0           0          0    (616,000)     (616,024)
 Distributions to
  shareholders.........           0      0           0      0            0           0          0     (45,703)      (45,703)
 Loss before pro forma
  income taxes.........           0      0           0      0            0           0          0  (1,860,756)   (1,860,756)
                         ----------   ----  ----------   ----  -----------  ----------  ---------  ----------   -----------
BALANCE, December 31,
 1995..................   6,857,112     63   1,142,889     10            0     240,000   (111,900) (3,282,487)   (3,154,314)
 Issuance of customer
  warrant..............           0      0           0      0            0      79,000    (79,000)          0             0
 Sales of software
  licenses under
  customer warrants....           0      0           0      0            0           0     58,795           0        58,795
 Shares issued in
  PrysmTech
  acquisition..........           0      0     300,000      3    2,099,997           0          0           0     2,100,000
 Issuance of warrant
  for loan origination
  fees.................           0      0           0      0            0      40,000          0           0        40,000
 Accretion of put
  warrants.............           0      0           0      0            0                      0     (45,200)      (45,200)
 Accretion of customer
  warrant..............           0      0           0      0            0     826,000          0    (826,000)            0
 Distributions to
  shareholders.........           0      0           0      0            0           0          0     (11,002)      (11,002)
 Loss before pro forma
  income taxes.........           0      0           0      0            0           0          0  (3,488,706)   (3,488,706)
                         ----------   ----  ----------   ----  -----------  ----------  ---------  ----------   -----------
BALANCE, December 31,
 1996 .................   6,857,112     63   1,442,889     13    2,099,997   1,185,000   (132,105) (7,653,395)   (4,500,427)
 Issuance of common
  stock................   2,825,000     28           0      0   24,241,874           0          0           0    24,241,902
 Automatic conversion
  of Series A common
  stock................   1,442,889     13  (1,442,889)   (13)           0           0          0           0             0
 Exercise of stock
  purchase warrants....   1,352,818     14           0      0    2,658,186  (1,185,000)         0           0     1,473,200
 Exercise of employee
  stock options........      10,000      0           0      0       10,000           0          0           0        10,000
 Repurchase of common
  stock from a
  shareholder..........    (600,033)    (6)          0      0   (1,125,062)          0          0           0    (1,125,068)
 Repurchase of common
  stock from a
  customer.............    (193,060)   (2)           0      0     (997,033)          0          0           0      (997,035)
 Sales of software
  licenses under
  warrant..............           0      0           0      0            0           0      4,113           0         4,113
 Reclassification of
  deferred sales
  discount to other
  assets...............           0      0           0      0            0           0    127,992           0       127,992
 Reclassification of S
  Corporation
  accumulated deficit..           0      0           0      0   (8,203,395)          0          0   8,203,395             0
 Income before pro
  forma income taxes
  and extraordinary
  item.................           0      0           0      0            0           0          0     243,235       243,235
 Extraordinary item,
  net of tax...........           0      0           0      0            0           0          0    (131,370)     (131,370)
                         ----------   ----  ----------   ----  -----------  ----------  ---------  ----------   -----------
BALANCE, March 31, 1997
 (Unaudited) ..........  11,694,726   $110           0   $  0  $18,684,567  $        0  $       0  $  661,865   $19,346,542
                         ==========   ====  ==========   ====  ===========  ==========  =========  ==========   ===========

   The accompanying notes are an integral part of these combined statements.

                             RADIANT SYSTEMS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                 FOR THE YEARS ENDED            FOR THE  THREE MONTHS
                                    DECEMBER 31,                   ENDED MARCH 31,
                         -------------------------------------  -----------------------
                            1994         1995         1996         1996        1997
                         -----------  -----------  -----------  ----------  -----------
                                                                     (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Pro forma net income
  (loss)................ $  (115,288) $(1,151,591) $(2,155,564) $ (932,167) $   323,615
 Adjustments to
  reconcile pro forma
  net income (loss) to
  net cash provided by
  (used in) operating
  activities:
  Pro forma income tax
   benefit..............     (60,632)    (709,165)  (1,333,142)   (575,501)    (211,750)
  Deferred income
   taxes................           0            0            0           0     (397,180)
  Depreciation and
   amortization.........     177,790      583,483      948,385     185,017      367,212
  Amortization of debt
   discount.............           0            0      305,731      11,700            0
  Gain on disposition
   of assets............           0     (374,018)           0           0            0
  Discounts earned on
   software license
   sales................      37,500       90,600       58,795           0       51,923
  Purchased research
   and development
   costs................           0            0    3,930,000           0            0
  Minority interest in
   earnings of
   PrysmTech............           0            0     (628,137)    (55,302)           0
  Amortization and
   write-off of loan
   discount and
   origination fee......           0            0            0           0      331,908
  Changes in assets and
   liabilities:
   Accounts receivable..     294,010      255,303   (3,229,660) (2,051,555)  (2,256,256)
   Inventories..........  (1,443,175)     287,754     (774,048)    (17,461)  (1,462,088)
   Other assets.........     (37,618)    (132,587)    (502,992)     (6,702)    (103,745)
   Accounts payable.....     539,560    1,177,653      562,634    (738,209)  (1,171,989)
   Accrued liabilities..     116,744    1,147,721      711,444      78,254    1,603,268
   Accrued customer
    rebates.............     132,804      324,513       57,834      57,834            0
   Customer deposits and
    deferred revenue....   1,201,922     (659,111)     673,790   4,120,755     (536,223)
                         -----------  -----------  -----------  ----------  -----------
   Net cash provided by
    (used in) operating
    activities..........     843,617      840,555   (1,374,930)     76,663   (3,461,305)
                         -----------  -----------  -----------  ----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchases of property
  and equipment.........    (303,499)    (312,104)    (492,650)   (105,735)    (555,936)
 Capitalized software
  development costs.....    (133,095)    (328,900)    (634,642)    (63,903)    (202,347)
 Purchase of treasury
  stock.................    (100,000)           0            0           0            0
 Net cash acquired upon
  purchase of
  PrysmTech.............           0            0      369,950           0            0
 Increase in goodwill
  attributed to
  PrysmTech purchase....           0            0            0           0      (42,028)
 Purchase of LSI, net of
  $30,919 cash
  acquired..............           0            0       30,819           0            0
                         -----------  -----------  -----------  ----------  -----------
   Net cash used in
    investing
    activities..........    (536,594)    (641,004)    (726,523)   (169,638)    (800,311)
                         -----------  -----------  -----------  ----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Proceeds from the
  issuance of common
  stock, net of issuance
  costs.................           0            0            0           0   24,251,896
 Repurchase of common
  stock from
  shareholders..........           0            0            0           0   (2,122,097)
 Proceeds from the
  exercise of common
  stock warrants........           0            0            0           0      960,000
 Repayments of
  shareholder loans.....           0     (145,302)    (157,361)    (38,172)  (4,093,429)
 Borrowings of long-term
  debt..................           0            0    4,594,203      38,958            0
 Repayments of long-term
  debt..................     (92,928)    (169,878)    (328,072)    (72,224)  (4,597,700)
 Dividends received from
  PrysmTech.............           0            0      255,355           0            0
 Payment of loan
  origination fees......           0            0     (129,639)          0            0
 Distributions to
  shareholders..........    (156,266)     (45,703)     (11,002)          0            0
 Repayments of note from
  shareholder...........           0       13,628       30,500       7,204        8,354
 Other..................           0      (55,000)      25,000           0            0
                         -----------  -----------  -----------  ----------  -----------
   Net cash (used in)
    provided by
    financing
    activities..........    (249,194)    (402,255)   4,278,982     (64,234)  14,407,024
                         -----------  -----------  -----------  ----------  -----------
INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS............      57,829     (202,704)   2,177,529    (157,209)  10,145,408
CASH AND CASH
 EQUIVALENTS, beginning
 of period..............     309,425      367,254      164,550     164,550    2,342,079
                         -----------  -----------  -----------  ----------  -----------
CASH AND CASH
 EQUIVALENTS, end of
 period................. $   367,254  $   164,550  $ 2,342,079  $    7,341  $12,487,487
                         ===========  ===========  ===========  ==========  ===========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
 Cash paid during the
  period for interest... $    81,748  $   166,478  $   432,042  $  141,489  $   122,382
                         ===========  ===========  ===========  ==========  ===========
NONCASH INVESTING AND
 FINANCING ACTIVITIES:
 Equipment purchases
  under capital lease
  obligations........... $   598,538  $   217,568  $   306,945  $   66,593      $42,949
                         ===========  ===========  ===========  ==========  ===========
 Note issued for
  treasury stock
  purchase.............. $   473,085  $         0  $         0  $        0  $         0
                         ===========  ===========  ===========  ==========  ===========
 Treasury stock acquired
  on sale of noncash
  assets................ $         0  $   616,024  $         0  $        0  $         0
                         ===========  ===========  ===========  ==========  ===========
 Warrants issued to
  customer.............. $   240,000  $         0  $    79,000  $   79,000  $         0
                         ===========  ===========  ===========  ==========  ===========
 Note payable issued for
  customer rebates...... $         0  $         0  $   872,501  $  872,501  $         0
                         ===========  ===========  ===========  ==========  ===========
 Put warrants issued in
  connection with Sirrom
  Notes................. $         0  $         0  $   468,000  $        0  $         0
                         ===========  ===========  ===========  ==========  ===========
 Warrant issued for loan
  origination fees...... $         0  $         0  $    40,000  $        0  $         0
                         ===========  ===========  ===========  ==========  ===========
 Accretion of Put
  Warrants.............. $         0  $         0  $    45,200  $        0  $         0
                         ===========  ===========  ===========  ==========  ===========
 Assumption of net
  liabilities in
  connection with LSI
  purchase.............. $         0  $         0  $    78,349  $        0  $         0
                         ===========  ===========  ===========  ==========  ===========
 Notes payable issued on
  purchase of
  PrysmTech............. $         0  $         0  $ 3,150,000  $        0  $         0
                         ===========  ===========  ===========  ==========  ===========
 Stock issued on
  purchase of
  PrysmTech............. $         0  $         0  $ 2,100,000  $        0  $         0
                         ===========  ===========  ===========  ==========  ===========
 Reclassification of S
  Corporation retained
  earnings to additional
  paid-in capital....... $         0  $         0  $         0  $        0   $8,203,395
                         ===========  ===========  ===========  ==========  ===========

   The accompanying notes are an integral part of these combined statements.

                             RADIANT SYSTEMS, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

           DECEMBER 31, 1995 AND 1996 AND MARCH 31, 1997 (UNAUDITED)

1. ORGANIZATION AND BACKGROUND

  Radiant Systems, Inc. (the "Company") provides enterprise-wide technology solutions to selected vertical markets within the retail industry. The Company offers fully integrated retail automation solutions, including point of sale systems, consumer-activated order systems, back office management systems and headquarters-based management systems. The Company's products enable retailers to interact electronically with consumers, capture data at the point of sale, manage site operations and logistics and communicate electronically with their sites, vendors and credit networks. In addition, the Company offers system planning, design and implementation services that tailor the automation solution to each retailer's specifications.

  The Company originally was organized under the laws of the state of New York on August 1, 1985 and subsequently reincorporated under the laws of the state of Georgia on October 27, 1995. The name of the company was changed to Radiant Systems, Inc. from Softsense Computer Products, Inc. on November 13, 1996. In connection with the reincorporation of the Company in October 1995, each outstanding share of Common Stock and Class A Common Stock of the Company was exchanged for 109,714 shares of Common Stock and Class A Common Stock, as applicable. The shares outstanding and all other references to shares of Common Stock and Class A Common Stock reported have been restated to give effect to the reincorporation.

  Upon completion of the initial public offering in February 1997, the Company converted from an S corporation to a C corporation and one of the Company's principal shareholders contributed his 21% ownership in Liberty Systems International, Inc. ("LSI") to the Company, whereby LSI became a wholly owned subsidiary of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Combination

  The accompanying combined financial statements include the accounts of Radiant Systems, Inc. and, since May 1996, its 79%-owned subsidiary, LSI. The remaining 21% ownership of LSI has been combined with the Company's financial statements since it was contributed to the Company in connection with the initial public offering. All significant intercompany accounts have been eliminated.

 Presentation

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Unaudited Interim Financial Information

  The accompanying financial statements and footnote data as of March 31, 1997 and for the three-month periods ended March 31, 1996 and 1997 are unaudited. In the opinion of the management of the Company, these financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the financial statements. The results of operations for the three-month period ended March 31, 1997, are not necessarily indicative of the results that may be expected for the full year.

                             RADIANT SYSTEMS, INC.

 Revenue Recognition

  The Company's revenue is generated primarily through software and system sales, support and maintenance, and installation and training:

  . Software and System Sales. The Company sells its products, which include both hardware and software licenses, directly to end users. Revenue from software licenses and system sales is generally recognized as products are shipped, provided that no significant vendor and post-contract support obligations remain, and the collection of the related receivable is probable.

  . Support and Maintenance. The Company offers to its customers post-contract support in the form of maintenance, telephone support, and unspecified software enhancements. Revenue from support and maintenance is generally recognized as the service is performed.

  . Installation and Training. The Company offers installation and training services to its customers through its Radiant Solutions Group. Revenues from installation and training is generally recognized at the time the service is performed.

  Payments received in advance are recorded as customer deposits and deferred revenue in the accompanying balance sheets and are recognized as revenue when the related product is shipped or related revenue is earned.

 Inventories

  Inventories consist principally of computer hardware and software media and are stated at the lower of cost (first-in, first-out method) or market.

 Property and Equipment

  Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives of three to five years.

  Property and equipment at December 31, 1995 and 1996 are summarized as follows:

                                                           1995        1996
                                                        ----------  -----------
   Computers and office equipment...................... $1,201,747  $ 2,295,579
   Furniture and fixtures..............................    383,869      488,961
   Purchased software..................................    115,319      172,043
                                                        ----------  -----------
                                                         1,700,935    2,956,583
   Less accumulated depreciation and amortization......   (670,266)  (1,438,681)
                                                        ----------  -----------
                                                        $1,030,669  $ 1,517,902
                                                        ==========  ===========

 Software Development Costs

  Capitalized software development costs consist principally of salaries and certain other expenses directly related to development and modification of software products. Capitalization of such costs begins when a working model has been produced as evidenced by the completion of design, planning, coding and testing such that the product meets its design specifications and has thereby established technological feasibility. Capitalization of such costs ends when the resulting product is available for general release to the public. Amortization of capitalized software development costs is provided at the greater of the ratio of current product revenue to the total of current and anticipated product revenue or on a straight-line

                             RADIANT SYSTEMS, INC.

basis over the estimated economic life of the software, which the Company has determined is not more than three years.

 Purchased Research and Development Costs

  In connection with the acquisition of LSI in May 1996 and PrysmTech, L.L.C. ("PrysmTech") in December 1996 (Note 4), the Company allocated $30,000 and $3,900,000, respectively, of the purchase prices to incomplete research and development projects as determined by independent appraisal. Accordingly, these costs were expensed as of the acquisition dates. These allocations represent the estimated fair value based on risk adjusted cash flows (assuming a 40% discount rate) related to incomplete projects. The development of these projects had not yet reached technological feasibility, and the technology has no alternative future use. The technology acquired in these acquisitions will require substantial additional development by the Company.

 Income Taxes

  Prior to completion of the initial public offering in February 1997, the Company elected to be treated as an S corporation for federal and state income tax purposes. As a result, the income tax effects of the Company accrued directly to its shareholders. Amounts were distributed to shareholders for making applicable tax payments.

  The accompanying combined financial statements reflect a provision for income taxes on a pro forma basis as if the Company were liable for federal and state income taxes as a taxable corporate entity throughout the years presented. The pro forma income tax provision has been computed by applying the Company's anticipated statutory tax rate to pretax income (loss), adjusted for permanent tax differences.

 Pro Forma Net Income (Loss) Per Share

  Pro forma net income (loss) per share is computed using the weighted average number of shares of Common Stock and dilutive Common Stock equivalent shares ("CSEs") from stock options and warrants (using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, Common Stock and CSEs issued at prices below the initial public offering price during the 12-month period prior to the Company's initial public offering have been included in the calculation as if they were outstanding for all periods prior to the initial public offering presented, regardless of whether they are dilutive. Net income is not reduced by the $45,200 provision for accretion of Put Warrants redemption values because the calculation assumes the related Common Stock was outstanding in lieu of the Put Warrants (Notes 5 and 7).

  Historical net income per share has not been presented in view of the S corporation status in prior periods and the anticipated change in capital structure upon closing of the initial public offering.

 Fair Value of Financial Instruments

  The book values of cash, trade accounts receivable, trade accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different than the stated value at December 31, 1996.

 Statement of Cash Flows

  The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash.

                             RADIANT SYSTEMS, INC.

 Significant Customer Concentration

  A majority of the Company's customers operate within the convenience store market, and a significant portion of the Company's revenues are derived from a limited number of customers. During the years ended December 31, 1994, 1995, and 1996, the following clients individually accounted for more than 10% of the Company's revenue:

                                                                DECEMBER 31,
                                                               ----------------
                                                               1994  1995  1996
                                                               ----  ----  ----
     Customer A............................................... 52.1% 15.8%  *  %
     Customer B............................................... 23.8  43.6  13.2
     Customer C...............................................  *     *    21.5
     Customer D...............................................  *     *    11.7
     Customer E...............................................  *     *    13.8

--------
  * Accounted for less than 10% of total revenues for the period indicated.

  At December 31, 1996, 57.2% of the Company's accounts receivable related to these 5 customers.

 New Accounting Pronouncements

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company's adoption of SFAS No. 121 in the first quarter of 1996 did not have a significant impact on the Company's combined financial statements.

  The American Institute of Certified Public Accountants has issued an exposure draft to amend the provisions of Statement of Position ("SOP") 91-1, "Software Revenue Recognition." The adoption of the standards in the current version of the exposure draft is not expected to have a significant impact on the Company's combined financial statements.

 Accounting Pronouncements

  During the first quarter 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share". This statement establishes new guidelines for the calculation and presentation of earnings per share. The following table represents a reconciliation of basic and dilutive weighted average shares and pro forma calculation of earnings per share using the guidelines of SFAS 128.

                                                                FOR THE THREE
                                                                   MONTHS
                                                               ENDED MARCH 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
                                                                (UNAUDITED IN
                                                                 THOUSANDS,
                                                                   EXCEPT
                                                               PER SHARE DATA)
     Basic weighted average shares outstanding................   8,300    9,847
     Shares of common stock assumed issued upon exercise of
      common stock equivalents using the "treasury stock"
      method as it applies to the computation of diluted
      earnings per share......................................   2,850    3,368
                                                               -------  -------
     Diluted weighted average shares outstanding..............  11,150   13,125
                                                               =======  =======
     Pro forma net earnings (loss) used in the computation of
      basic and diluted earnings per share.................... $  (932) $   324
                                                               =======  =======
     Earnings per share:
       Basic.................................................. $ (0.11) $  0.03
                                                               =======  =======
       Diluted................................................ $ (0.08) $  0.02
                                                               =======  =======

 Reclassifications

  Certain reclassifications have been made to prior year financial statements to conform the current year presentation.

                             RADIANT SYSTEMS, INC.

3. PRODUCT DEVELOPMENT EXPENDITURES

  Product development expenditures for the years ended December 31, 1995 and 1996 are summarized as follows:

                                                           1995        1996
                                                        ----------  ----------
   Total development expenditures.....................  $1,968,569  $3,962,272
    Less additions to capitalized software development
       costs prior to amortization....................     328,900     634,642
                                                        ----------  ----------
   Product development expense........................  $1,639,669  $3,327,630
                                                        ==========  ==========

  The activity in the capitalized software development account during 1995 and 1996 is summarized as follows:

                                                           1995        1996
                                                        ----------  ----------
   Balance at beginning of period, net................  $  110,912  $  340,630
    Additions.........................................     328,900     634,642
    Amortization expense..............................     (99,182)   (238,854)
                                                        ----------  ----------
   Balance at end of period, net......................  $  340,630   $ 736,418
                                                        ==========  ==========

4. ACQUISITIONS

 PrysmTech

  In November 1995, the Company and Billmart, L.L.C. ("Billmart") formed PrysmTech to pursue the development and sale of integrated site solutions to the entertainment market. The Company contributed an exclusive license to market its software to the entertainment market while Billmart contributed net assets of $143,253 and an exclusive license to modify and market the Billmart software. Each party received a 50% interest for its contribution.

  On December 31, 1996, the Company acquired Billmart's interest in PrysmTech for 300,000 shares of Common Stock and $3,150,000 in notes. Total consideration, including transaction costs of approximately $100,000, was $5,350,000. The transaction was accounted for as a purchase. Based on the preliminary purchase price allocation, intangibles of $869,000 were recorded, after adjusting for purchased research and development costs (Note 2), which are being amortized over five years. The accompanying financial statements include the operating results of PrysmTech since January 1, 1995 with deductions for minority interest earnings. Results for 1995 include $32,274 of earnings from the Company's investment in PrysmTech, which is included in other income.

  The Company's unaudited pro forma results of operations are presented assuming that the purchase of PrysmTech had been consummated January 1, 1996 and are not necessarily indicative of the results of operations which would have actually been attained during the year ended December 31, 1996.

      Pro forma revenue............................................ $40,943,321
                                                                    ===========
      Pro forma net income......................................... $   364,745
                                                                    ===========
      Pro forma earnings per share................................. $      0.03
                                                                    ===========

                             RADIANT SYSTEMS, INC.

  Pro forma adjustments were recorded to include (i) increased interest expense to reflect interest expense on long-term debt that would have been incurred to finance the purchase and (ii) increased amortization expense as a result of the excess of the purchase price over the book value (iii) elimination of minority interest in earnings (iv) elimination of the one-time, non-recurring charge for purchased research and development costs of $3,900,000 (v) income taxes for the tax effect of pro forma adjustments and a pro forma tax provision for PrysmTech as if PrysmTech were liable for federal and state income taxes using the Company's effective tax rate of 39%. Weighted average shares were adjusted to give effect to the 300,000 shares issued and the dilutive effect of CSEs outstanding before the 12-month period prior to the initial public offering.

 LSI

  On May 17, 1996, the Company acquired LSI for $100 cash and assumed net liabilities of $78,349. The transaction was accounted for as a purchase. Intangibles of $48,349 were recorded, after adjusting for purchased research and development costs (Note 2), which are being amortized over seven years. The financial statements include the operating results of LSI from the date of acquisition. Pro forma results of operations have not been presented because the effect of this acquisition is not significant.

5. LONG-TERM DEBT

  Long-term debt, including obligations under capital leases, consists of the following:

                                                            DECEMBER 31,
                                                        ---------------------
                                                          1995        1996
                                                        ---------  ----------
   Notes payable to Sirrom Capital Corporation
    ("Sirrom") ("Sirrom Notes"), interest at 14%,
    $3,000,000 principal due June 2001, $1,500,000 due
    September 2001, secured by all of the assets of
    the Company and all shares of the Company's
    principal shareholders............................  $       0  $4,266,000
   Note payable to Emro Marketing Corporation,
    interest at 6%, due in five annual installments of
    $174,500 through 2001.............................          0     872,501
   Capital lease obligations, interest ranging from 5%
    to 31%, payable monthly through 2000, secured by
    equipment.........................................    642,023     715,097
                                                        ---------  ----------
                                                          642,023   5,853,598
   Less current portion...............................   (252,979)   (582,230)
                                                        ---------  ----------
                                                         $389,044  $5,271,368
                                                        =========  ==========

  At December 31, 1996, aggregate maturities of long-term debt, including obligations under capital leases, are as follows:

         1997........................................  $  582,230
         1998........................................     410,559
         1999........................................     226,496
         2000........................................     193,813
         2001........................................   4,440,500
                                                       ----------
                                                       $5,853,598
                                                       ==========

  The Sirrom Notes were issued in June 1996 and September 1996 for $3,000,000 and $1,500,000, respectively. As discussed in Note 7, warrants ("Put Warrants") to purchase 174,642 shares at $.01 per share were issued with the notes. The value of these warrants was determined to be $468,000 based on

                             RADIANT SYSTEMS, INC.

the relative fair value of the warrants to the notes. A corresponding amount of the proceeds that has been allocated to the warrants has been accounted for as a debt discount and is being amortized over the expected life of the related notes using the effective interest method. At December 31, 1996, the unamortized debt discount amounted to $234,000.

  On May 27, 1994, the Company entered into an agreement with a customer whereby the customer would receive a cash rebate upon purchasing a defined number of software licenses. In the event the Company was unable to pay the rebates when due, the agreement provided the customer the option of applying the rebate to the purchase of additional licenses or requiring the Company to deliver a promissory note for any remaining portion of the rebate. At December 31, 1995, the Company had recorded a customer rebate accrual of $457,317, as it was probable that such purchase criteria would ultimately be met. During 1996, the customer met the purchase criteria, at which time the Company delivered a promissory note in the amount of $872,501.

6. INCOME TAXES

  The following summarizes the components of the pro forma income tax
(benefit):

                                                FOR THE YEARS ENDED
                                                    DECEMBER 31,
                                           ----------------------------------
                                             1994       1995         1996
                                           --------   ---------   -----------
   Current taxes:
     Federal.............................  $      0   $       0   $         0
     State...............................         0           0             0
   Deferred..............................   (60,632)   (709,165)   (1,333,142)
                                           --------   ---------   -----------
   Pro forma income tax (benefit)........  $(60,632)  $(709,166)  $(1,333,142)
                                           ========   =========   ===========

  A reconciliation from the federal statutory rate to the pro forma tax provision (benefit) is as follows:


                                             1994       1995         1996
                                           --------   ---------   -----------
   Statutory federal tax rate............     (34.0)%     (34.0)%       (34.0)%
   State income taxes, net of federal tax
   benefit...............................      (4.5)       (4.5)         (4.5)
   Other.................................       4.0         0.4           0.3
                                           --------   ---------   -----------
                                              (34.5)%     (38.1)%       (38.2)%
                                           ========   =========   ===========

  In connection with the initial public offering, the Company will convert from an S corporation to a C corporation and, accordingly, will be subject to future federal and state income taxes. Upon conversion to C corporation status, the Company will record deferred taxes for which it will be responsible following termination of S corporation status. The components of the pro forma net deferred tax asset as of December 31, 1996 are as follows:

   Deferred tax assets:
     Allowance for doubtful accounts..............................  $   46,200
     Intangibles..................................................   1,027,565
     Other........................................................       9,593
                                                                    ----------
       Total deferred tax assets..................................  $1,083,358
                                                                    ----------
   Deferred tax liabilities:
     Depreciation.................................................  $  (78,376)
     Capitalized software.........................................    (283,521)
                                                                    ----------
       Total deferred tax liabilities.............................    (361,897)
                                                                    ----------
   Net pro forma deferred tax asset...............................  $  721,461
                                                                    ==========

                             RADIANT SYSTEMS, INC.

 March 31, 1997 (Unaudited)

  Upon termination of the Company's S Corporation election in February 1997, the Company recorded net deferred tax assets of $592,000. Simultaneously, with the recording of these deferred tax assets, the Company recorded a tax benefit of $305,000 and a valuation allowance of $287,000. The valuation allowance was recorded due to the uncertainty surrounding the future utilization of certain deferred tax assets. For the period subsequent to the initial public offering to March 31, 1997, the Company recorded a tax provision of $305,000. As a result, no net income tax provision was recognized for the three months ended March 31, 1997.

7. SHAREHOLDERS' EQUITY (DEFICIT)

 Common Stock

  As of January 15, 1997, the authorized capital of the Company consists of 40,000,000 shares of capital stock comprised of 30,000,000 shares of no par Common Stock and 10,000,000 shares of no par Class A Common Stock. Both classes of stock have a stated value of $.00001 per share. The Class A Common Stock is nonvoting and is automatically convertible into Common Stock without further action on the part of the Company or its shareholders, at a rate of one share of Common Stock for one share of Class A Common Stock on the earlier of (i) the closing time of an initial public offering by the Company, as defined, or (ii) the closing time of a change in control of the Company, as defined. Upon completion of the initial public offering, the Class A Common Stock will cease to be authorized.

 Options

  In December 1995, the Company adopted the 1995 Stock Option Plan, as amended (the "Plan"), under which the Company may grant up to 4,000,000 incentive Class A Common Stock options to key employees. Options are granted at an exercise price which is not less than fair value as estimated by the Board of Directors and become exercisable as determined by the Board of Directors, generally over a period of four to five years. Options granted under the Plan expire ten years from the date of grant. At December 31, 1996, options to purchase 928,250 of Class A Common Stock were available for future grant under the Plan.

  The Company has granted 264,000 nonqualified stock options outside the Plan. Of these options, 164,000 vest over four years. The remaining 100,000 options vest at the end of eight years, subject to acceleration based on specified terms within the agreement.

  Transactions related to stock options for the years ended December 31, 1995 and 1996 are as follows:

                                                                       PRICE
                                                           SHARES    PER SHARE
                                                          ---------  ----------
   Options outstanding at December 31, 1994.............          0  $     0.00
    Granted.............................................  1,774,000        1.00
    Exercised...........................................          0        0.00
                                                          ---------
   Options outstanding at December 31, 1995.............  1,774,000        1.00
    Granted.............................................  1,625,750   1.00-7.00
    Canceled............................................    (64,000)  1.00-4.50
    Exercised...........................................          0        0.00
                                                          ---------  ----------
   Options outstanding at December 31, 1996.............  3,335,750  $1.00-7.00
                                                          =========  ==========
   Exercisable December 31, 1996........................
                                                            337,500
                                                          =========

                             RADIANT SYSTEMS, INC.

  During 1995, the Financial Accounting Standards Board issued SFAS No. 123 ("Accounting for Stock-Based Compensation") which defines a fair value-based method of accounting for an employee stock option plan or similar equity instrument. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value-based method of accounting defined in the statement had been applied.

  The Company has elected to account for its stock-based compensation plan under APB No. 25; however, the Company has computed for pro forma disclosure purposes the value of all options granted during 1995 and 1996 using the Black Scholes option pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions used for grants in 1995 and 1996:

      Risk free interest rate...........................................    5.8%
      Expected dividend yield...........................................    0.0%
      Expected lives.................................................... 4 years
      Expected volatility...............................................   56.0%

  The total value of the options granted during the years ended December 31, 1995 and 1996 were computed as approximately $867,000 and $3,527,000, respectively, which would be amortized over the vesting period of the options. If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's reported pro forma net loss and pro forma net loss per share for the years ended December 31, 1995 and 1996 would have increased to the following pro forma amounts:

                                                      DECEMBER 31,  DECEMBER 31,
                                                          1995          1996
                                                      ------------  ------------
   Net loss:
    As reported...................................... $(1,151,591)  $(2,155,564)
    Pro forma........................................  (1,202,028)   (2,984,410)
   Primary EPS:
    As reported......................................         --    $     (0.19)
    Pro forma........................................         --          (0.27)

 Warrants

  Customer Warrants

  In May 1994, the Company and one of its major customers (the "Customer") entered into an agreement (the "Agreement") whereby the Customer was granted the right (the "Customer Warrant") to acquire 10% of the Company's outstanding Class A Common Stock for $800,000, provided the Customer meets certain purchase criteria. The Customer Warrant may be exercised at any time on or after May 27, 1999 or at the earlier of (i) the closing time of an initial public offering or (ii) the closing time of a change in control of the Company. The Customer Warrant terminates on the earlier of (i) May 27, 1999 in the event the specified purchase criteria are not met, (ii) the closing time of an initial public offering by the Company, or (iii) 5:00 p.m. eastern time on May 27, 2014, the twentieth anniversary of the Agreement. A deferred sales discount of $240,000 was charged on the date of grant, which represented the fair market value of the Customer Warrant on such date, and is being amortized as a reduction of sales as the Customer makes purchases under the Agreement.

                             RADIANT SYSTEMS, INC.

  In February 1996, the Company amended the Agreement such that the Customer Warrant was increased to 12% of the Company's outstanding common shares. An additional deferred sales discount of $79,000 was charged on the date of grant, which represented the fair market value on the date of the increase of the Customer Warrant. The Company has the option to repurchase one-sixth of the shares issuable under the Customer Warrant at a price midway between the Customer's exercise price and the fair market value of the shares. The Company is accreting to the expected redemption value of the shares, subject to the call option. For the year ended December 31, 1996, accretion of $826,000 was recorded.

  Put Warrants

  In connection with issuance of the Sirrom Notes (Note 5), the Company issued Put Warrants to purchase 1.5% of the Company's outstanding Common Stock at an exercise price of $.01. In the event that the notes remain outstanding on March 31, 1997, Sirrom receives an additional warrant to purchase .5% of the Company's shares, and if the notes remain outstanding on July 1, 1997, Sirrom receives an additional warrant to purchase 1.5% of the Company's Common Stock. Beginning July 1, 1998, warrants to purchase additional shares of Common Stock accrue at 2% per year until prepayment or maturity of the notes.

  Sirrom also has the option to require the Company to redeem the warrants beginning in 2001 for fair value, as defined. The excess of the redemption value over the carrying value is being accrued by periodic charges to retained earnings in the absence of additional paid-in capital over the redemption period. This accretion amounted to $45,200 for the year ended December 31, 1996.

 Loan Origination Warrant

  In 1996, the Company issued warrants to purchase 20,000 shares of Class A Common Stock at an exercise price of $.01 for payment of loan origination fees ("Loan Origination Warrant"). The fair value of the warrant was determined to be $40,000 and has been capitalized as loan origination fees.

  A summary of the warrants to purchase shares of Class A Common Stock which remain outstanding (and for which shares of Common Stock and Class A Common Stock are reserved for issuance) is as follows as of December 31, 1996:

                                                              PRICE
                                                   SHARES   PER SHARE EXPIRATION
                                                  --------- --------- ----------
   Customer warrants............................. 1,158,360   $.83       2014
   Put warrants..................................   174,642    .01       2001
   Loan origination warrant......................    20,000    .01       2001

8. COMMITMENTS

 Leases

  The Company leases office space, equipment, and certain vehicles under noncancelable operating lease agreements expiring on various dates through 2000. At December 31, 1996, future minimum rental payments for noncancelable leases with terms in excess of one year were as follows:

            1997................................ $490,242
            1998................................  466,883
            1999................................  460,979
            2000................................  201,589

                             RADIANT SYSTEMS, INC.

  Total rent expense under operating leases was $227,267, $374,206, and $503,530 for the years ended December 31, 1994, 1995, and 1996, respectively.

 Benefit Plan

  The Company has a 401(k) profit-sharing plan (the "Plan") available to all employees of the company who have completed six months of service and have attained age 21. The Plan includes a salary deferral arrangement pursuant to which employees may contribute a minimum of 3% and a maximum of 15% of their salary on a pretax basis. The Company may make both matching and additional contributions at the discretion of the board of directors. The Company made no such contributions during 1994, 1995, or 1996.

 Employment Agreements

  The Company has entered into employment agreements with two employees. Under each agreement, in the event employment is terminated (other than voluntarily by the employee or by the Company for cause or upon the death of the employee), the Company is committed to pay certain benefits, including $16,666 per month from the date of termination to December 31, 2000.

9. RELATED-PARTY TRANSACTIONS

  In October 1994, the Company repurchased 3,085,700 shares of Common Stock for a note in the amount of $473,086. The note is unsecured, bears interest at 8% per annum, and is payable in monthly installments of $14,825 through December 31, 1997.

  In connection with the share repurchase, the Company entered into an agreement with the shareholder whereby the Company would pay the shareholder an initial payment of $150,000 and a monthly payment of $14,000 for five years in return for certain consulting services, as defined. In October 1995, this agreement was amended in order to reduce the quantity of services and related monthly payment. Fees paid under the consulting agreement were $131,000 and $27,500 in 1995 and 1996, respectively.

  In May 1995, the Company entered into an agreement with a shareholder to transfer certain assets and technology to the shareholder in a tax-free exchange in return for 2,628,523 shares of Common Stock. A gain of $374,018, included in other income, was recorded in connection with the transaction which represents the excess of the fair market value of the stock acquired over the net assets distributed. As part of the transaction, the Company recorded a note receivable in the amount of $61,171, which is payable in monthly installments of $2,966 through May 1997.

  In June 1996, a shareholder sold 200,000 shares of Class A Common Stock for $1.875 per share. The shareholder also issued to one of the Company's principal shareholders an option to repurchase the remaining 600,033 shares of Class A Common Stock for $1.875 per share through June 1997. The principal shareholder intends to assign this option to the Company prior to the initial public offering.

  In connection with the acquisition of Billmart's interest in PrysmTech, the Company issued notes in the amount of $3,150,000 to the former owners of Billmart (Note 4). These notes are secured by the assets of PrysmTech, bear interest at 8.5% per annum, and are payable on the earlier of December 31, 1998 or the tenth day following the closing of a stock offering, as defined.

                             RADIANT SYSTEMS, INC.

10. SUBSEQUENT EVENTS

 Initial Public Offering

  In February 1997, the Company completed an initial public offering of its Common Stock. The Company issued 2,825,000 shares, including the underwriters over-allotment of 325,000 shares, at an initial public offering price of $9.50. The total proceeds of the initial public offering, net of underwriting discounts and offering expenses, were approximately $24.3 million. Subsequent to the public offering of Common Stock, the Company repaid outstanding debt of $8.7 million and repurchased and subsequently retired 793,093 shares of common stock from two shareholders for a total of $2.1 million.

 Pro Forma Shareholders' Equity (Deficit)

  The pro forma shareholders' equity (deficit) at December 31, 1996, gives effect to the conversion of 1,442,889 shares of Class A Common Stock and 1,158,360 shares issuable under Customer Warrants into Common Stock upon the close of the Company's initial public offering.

 Preferred Stock

  In January 1997, the Company authorized 5,000,000 shares of preferred stock with no par value. The Board of Directors has the authority to issue these shares and to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions.

11. ACQUISITIONS AND POTENTIAL STOCK OFFERING SUBSEQUENT TO MARCH 31, 1997 (UNAUDITED)

  On May 23, 1997, the Company purchased all of the outstanding common stock of Restaurant Management and Control Systems, Inc. ("ReMACS") for 627,500 shares of Common Stock, $3.3 million in cash $3.3 million in notes and assumption of net liabilities of $4.5 million. Total consideration (subject to adjustment), including transaction costs of approximately $150,000, was $18.5 million. The transaction was accounted for as a purchase. Based on the preliminary purchase price allocation, intangibles of $3.1 million were recorded, after adjusting for purchased research and development costs of $15.4 million, which are being amortized over four to ten years. In connection with the acquisition, the Company entered into employment agreements with five employees for terms expiring June 2002. The agreements provide for severance, up to the longer of the remaining term of the agreement or two years, for termination of employment for any reason other than good cause. Immediately following the effectiveness of the merger, the Company granted options to purchase 360,000 shares of the Company's Common Stock to employees of ReMACS at an exercise price equal to the fair market value of the Company's Common Stock on the date of such grant.

  On May 30, 1997, the Company purchased all of the outstanding common stock of RSI Merger Corporation (d.b.a. Twenty/20 Visual Systems) for 199,074 shares of Common Stock and $1.3 million in cash. Total consideration (subject to adjustment), including transaction costs of approximately $100,000, was $3.7 million. The transaction was accounted for as a purchase. Based on the preliminary purchase price allocation, intangibles of $400,000 were recorded, after adjusting for purchased research and development costs of $3.3 million, which are being amortized over four to ten years. In connection with the acquisition, the Company entered into employment agreements with two employees for terms expiring May 2001. The agreements provide for severance, for the remaining term of the agreement, for termination of employment for any reason other than good cause. Immediately following the effectiveness of the merger, the Company granted the two employees options to purchase 140,000 shares of the Company's Common Stock of which 40,000 where issued at an exercise price equal to the fair market

                             RADIANT SYSTEMS, INC.

value of the Company's Common Stock on the date of such grant and which 100,000 were issued at an exercise price of $5.50. In connection with the issuance of the 100,000 options, the Company will record a nonrecurring compensation charge of $1,214,000 for 80,000 options that vested immediately and $303,500 as deferred compensation for 20,000 options, for the excess of the fair market value of the Company's Common Stock on the date of grant over the aggregate exercise price of such options. The deferred compensation will be amortized ratably over a four year vesting period.

  In June 1997, the Company is planning an offering of its Common Stock to finance the ReMACS acquisition and meet general expansion and working capital requirements (the "Offering"). The Company plans to issue 2,500,000 shares in the Offering. There can, however, be no assurance that the Offering will be completed.

  In June 1997, the Company's 1995 Stock Option Plan (the "Plan") was amended by the Board of Directors, subject to shareholder approval, to increase the number of shares of Common Stock reserved for issuance under the Plan to 5,000,000 shares.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Restaurant Management and Controls Systems, Inc.:

  We have audited the accompanying balance sheets of RESTAURANT MANAGEMENT AND CONTROL SYSTEMS, INC. (a California corporation) as of October 31, 1995 and 1996 and the related statements of operations, shareholders' deficit, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Restaurant Management and Control Systems, Inc. as of October 31, 1995 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
June 20, 1997

                RESTAURANT MANAGEMENT AND CONTROL SYSTEMS, INC.

                                 BALANCE SHEETS

                                               OCTOBER 31,
                                         ------------------------
                                                                    APRIL 30,
                                            1995         1996         1997
                                         -----------  -----------  -----------
                                                                   (UNAUDITED)
                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............. $   819,329  $ 1,192,288  $   391,404
  Accounts receivable, net of allowances
   for doubtful accounts of $112,500,
   $125,000, and $125,000 in 1995, 1996,
   and 1997, respectively...............   1,080,140    1,172,632      864,735
  Inventories...........................      61,045      222,714      172,099
  Other.................................      16,221       42,790       45,942
                                         -----------  -----------  -----------
    Total current assets................   1,976,735    2,630,424    1,474,990
PROPERTY AND EQUIPMENT, net of
 accumulated depreciation of $347,293,
 $435,482, and $506,323 in 1995, 1996,
 and 1997, respectively.................     340,586      411,345      430,555
SOFTWARE DEVELOPMENT COSTS, net of
 accumulated amortization of $104,053,
 $321,433, and $442,886 in 1995, 1996,
 and 1997, respectively.................     164,451      363,840      358,734
OTHER ASSETS............................      16,001            0            0
                                         -----------  -----------  -----------
                                         $ 2,497,773  $ 3,405,609  $ 2,263,469
                                         ===========  ===========  ===========
 LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable...................... $   207,299  $   378,825  $   122,418
  Accrued liabilities...................     848,412    1,689,333      718,222
  Customer deposits and deferred
   revenue..............................   2,465,086    4,582,064    5,706,064
  Current portion of long-term debt.....      66,364      124,500      128,288
                                         -----------  -----------  -----------
    Total current liabilities...........   3,587,161    6,774,722    6,674,992
  Long-term debt, less current portion..     102,288      171,288       71,641
                                         -----------  -----------  -----------
    Total liabilities...................   3,689,449    6,946,010    6,746,633
                                         -----------  -----------  -----------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' DEFICIT:
  Common stock, no par value; 100,000
   shares authorized; 1,050 shares
   issued and outstanding in 1995 and
   1996.................................       1,050        1,050        1,050
  Accumulated deficit...................  (1,192,726)  (3,541,451)  (4,484,214)
                                         -----------  -----------  -----------
                                          (1,191,676)  (3,540,401)  (4,483,164)
                                         -----------  -----------  -----------
                                         $ 2,497,773  $ 3,405,609  $ 2,263,469
                                         ===========  ===========  ===========

      The accompanying notes are an integral part of these balance sheets.

                RESTAURANT MANAGEMENT AND CONTROL SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS

                                   FOR THE YEARS         FOR THE SIX MONTHS
                                 ENDED OCTOBER 31,         ENDED APRIL 30,
                               -----------------------  ----------------------
                                  1995        1996         1996        1997
                               ----------  -----------  ----------  ----------
                                                             (UNAUDITED)
REVENUES:
 Software sales............... $1,955,898  $ 3,032,431  $1,502,629  $1,080,206
 Customer support,
  maintenance, and other
  services....................  2,325,772    2,615,307   1,581,688     907,991
                               ----------  -----------  ----------  ----------
   Total revenues.............  4,281,670    5,647,738   3,084,317   1,988,197
                               ----------  -----------  ----------  ----------
COST OF REVENUES:
 Software sales...............    250,801      638,264     372,113     114,283
 Customer support,
  maintenance, and other
  services....................  1,508,779    1,407,517     794,696     657,288
                               ----------  -----------  ----------  ----------
   Total cost of revenues.....  1,759,580    2,045,781   1,166,809     771,571
                               ----------  -----------  ----------  ----------
GROSS PROFIT..................  2,522,090    3,601,957   1,917,508   1,216,626
                               ----------  -----------  ----------  ----------
OPERATING EXPENSES:
 Product development..........  1,052,186    2,057,998     958,172     699,345
 Sales and marketing..........  1,202,452    1,196,403     515,790     685,108
 Depreciation and
  amortization................    154,145      392,228     186,527     185,262
 General and administrative...  1,019,130    2,323,180     638,566     591,903
                               ----------  -----------  ----------  ----------
   Total operating expenses...  3,427,913    5,969,809   2,299,055   2,161,618
                               ----------  -----------  ----------  ----------
LOSS FROM OPERATIONS..........   (905,823)  (2,367,852)   (381,547)   (944,992)
INTEREST EXPENSE (INCOME),
 NET..........................     22,763      (19,127)    (14,462)     (2,229)
                               ----------  -----------  ----------  ----------
NET LOSS...................... $ (928,586) $(2,348,725) $ (367,085) $ (942,763)
                               ==========  ===========  ==========  ==========

        The accompanying notes are an integral part of these statements.

                RESTAURANT MANAGEMENT AND CONTROL SYSTEMS, INC.

                      STATEMENTS OF SHAREHOLDERS' DEFICIT

                                        COMMON STOCK
                                        ------------- ACCUMULATED
                                        SHARES AMOUNT   DEFICIT       TOTAL
                                        ------ ------ -----------  -----------
BALANCE, October 31, 1994.............. 1,050  $1,050 $  (264,140) $  (263,090)
 Net loss..............................     0       0    (928,586)    (928,586)
                                        -----  ------ -----------  -----------
BALANCE, October 31, 1995.............. 1,050   1,050  (1,192,726)  (1,191,676)
 Net loss..............................     0       0  (2,348,725)  (2,348,725)
                                        -----  ------ -----------  -----------
BALANCE, October 31, 1996.............. 1,050   1,050  (3,541,451)  (3,540,401)
 Net loss..............................     0       0    (942,763)    (942,763)
                                        -----  ------ -----------  -----------
BALANCE, April 30, 1997 (Unaudited).... 1,050  $1,050 $(4,484,214) $(4,483,164)
                                        =====  ====== ===========  ===========

        The accompanying notes are an integral part of these statements.

                RESTAURANT MANAGEMENT AND CONTROL SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS

                            FOR THE YEARS ENDED     FOR THE SIX MONTHS ENDED
                                 OCTOBER 31                 APRIL 30
                           -----------------------  --------------------------
                              1995        1996          1996          1997
                           ----------  -----------  ------------  ------------
                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net loss................  $ (928,586) $(2,348,725) $   (367,085) $   (942,763)
 Adjustments to reconcile
  net loss to net cash
  provided by (used in)
  operating activities:
  Depreciation and
   amortization..........     154,145      392,228       186,527       185,262
  Changes in assets and
   liabilities:
   Accounts receivable...    (892,243)     (84,054)     (188,228)      307,897
   Inventories...........     (37,455)      45,797        10,565        50,615
   Other assets..........      (8,844)     (19,006)      (29,678)       (3,152)
   Accounts payable......     117,806      171,526        41,889      (212,796)
   Accrued liabilities...     677,990      840,921      (500,554)     (971,113)
   Customer deposits and
    deferred revenue.....   1,996,787    2,116,978     1,129,253     1,124,002
                           ----------  -----------  ------------  ------------
    Net cash provided by
     (used in) operating
     activities..........   1,079,600    1,115,665       282,689      (462,048)
                           ----------  -----------  ------------  ------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchases of property
  and equipment..........    (247,910)    (245,326)      (58,537)      (86,051)
 Capitalized software
  development costs......     (23,098)    (417,050)     (253,294)     (113,315)
                           ----------  -----------  ------------  ------------
    Net cash used in
     investing
     activities..........    (271,008)    (662,376)     (311,831)     (199,366)
                           ----------  -----------  ------------  ------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Borrowings under long-
  term debt..............       4,482            0             0             0
 Repayments of long-term
  debt...................     (53,400)     (80,330)      (31,447)     (139,470)
                           ----------  -----------  ------------  ------------
    Net cash used in
     financing
     activities..........     (48,918)     (80,330)      (31,447)     (139,470)
                           ----------  -----------  ------------  ------------
INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS.............     759,674      372,959       (60,589)     (800,884)
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD...............      59,655      819,329       819,329     1,192,288
                           ----------  -----------  ------------  ------------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD..................  $  819,329  $ 1,192,288  $    758,740  $    391,404
                           ==========  ===========  ============  ============
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
 Cash paid during the
  period for interest....  $   22,763  $    12,908  $      6,454  $     11,382
                           ==========  ===========  ============  ============
 Cash paid during the
  period for income
  taxes..................  $        0  $         0  $          0  $          0
                           ==========  ===========  ============  ============
NONCASH INVESTING AND
 FINANCING ACTIVITIES:
 Inventory purchase under
  note payable
  obligation.............  $        0  $   207,466  $          0  $          0
                           ==========  ===========  ============  ============

        The accompanying notes are an integral part of these statements.

                RESTAURANT MANAGEMENT AND CONTROL SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                 OCTOBER 31, 1995 AND 1996 AND APRIL 30, 1997

1. ORGANIZATION AND BACKGROUND

  Restaurant Management and Control Systems, Inc. ("ReMACS") provides a full suite of management and control technology solutions to the restaurant industry throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Presentation

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

  ReMACS's revenue is generated primarily through software, support and maintenance, and installation and training:

  . Software Sales. Revenue from software licenses sales is generally recognized as products are shipped, provided that no significant vendor and postcontract support obligations remain, and the collection of the related receivable is probable.

  . Support and Maintenance. ReMACS offers to its customers postcontract support in the form of maintenance, telephone support, and unspecified software enhancements. Revenue from support and maintenance is generally recognized as the service is performed.

  . Installation and Training. ReMACS offers installation and training services to its customers. Revenue from installation and training is generally recognized at the time the service is performed.

  As discussed in Note 6, the Company entered into a custom development arrangement during fiscal 1995. Revenue under the arrangement is being recognized based on percentage-of-completion method using cost-to-cost measures. Payments received in advance are recorded as customer deposits and deferred revenue in the accompanying balance sheets and are recognized as revenue when the related product is shipped or related revenue is earned.

 Inventories

  Inventories consist principally of software media and are stated at the lower of cost (first-in, first-out method) or market.

 Property and Equipment

  Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives of three to five years.

                RESTAURANT MANAGEMENT AND CONTROL SYSTEMS, INC.

  Property and equipment at October 31, 1995 and 1996 are summarized as follows:

                                                             1995       1996
                                                           ---------  ---------
   Computers and office equipment......................... $ 600,644  $ 750,740
   Furniture and fixtures.................................    87,235     96,087
                                                           ---------  ---------
                                                             687,879    846,827
   Less accumulated depreciation and amortization.........  (347,293)  (435,482)
                                                           ---------  ---------
                                                           $ 340,586  $ 411,345
                                                           =========  =========

 Software Development Costs

  Capitalized software development costs consist principally of salaries and certain other expenses directly related to development and modification of software products. Capitalization of such costs begins when a working model has been produced as evidenced by the completion of design, planning, coding, and testing such that the product meets its design specifications and has thereby established technological feasibility. Capitalization of such costs ends when the resulting product is available for general release to the public. Amortization of capitalized software development costs is provided at the greater of the ratio of current product revenue to the total of current and anticipated product revenue or on a straight-line basis over the estimated economic life of the software, which ReMACS has determined is not more than three years.

 Fair Value of Financial Instruments

  The book values of cash, trade accounts receivable, trade accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of ReMACS's long-term debt is estimated based on the current rates offered to ReMACS for debt of similar terms and maturities. Under this method, ReMACS's fair value of long-term debt was not significantly different than the stated value at October 31, 1996.

 Statement of Cash Flows

  ReMACS considers all highly liquid investments purchased with a maturity of three months or less to be cash.

 Significant Customer Concentration

  A majority of ReMACS's customers operate within the food service industry, and a significant portion of the net sales of ReMACS is made to a limited number of customers. During the years ended October 31, 1995 and 1996, the following clients individually accounted for more than 10% of the ReMAC's revenue:

                                                                   OCTOBER 31,
                                                                   ------------
                                                                   1995   1996
                                                                   -----  -----
   Customer A.....................................................  24.8%  44.0%
   Customer B.....................................................  12.4%   *

*  Accounted for less than 10% of total revenues for the period indicated.

  At October 31, 1996, 15.1% of ReMAC's accounts receivable related to
Customer A.

                RESTAURANT MANAGEMENT AND CONTROL SYSTEMS, INC.

 Long-Lived Assets

  ReMACS periodically reviews the values assigned to long-lived assets, such as property and equipment and software development costs, to determine if any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

 Interim Financial Information

  The accompanying financial statements as of April 30, 1997 and for the six-month periods ended April 30, 1996 and 1997 are unaudited. In the opinion of the management of ReMACS, these financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the financial statements. The results of operations for the six-month period ended April 30, 1997 are not necessarily indicative of the results that may be expected for the full year.

3. PRODUCT DEVELOPMENT EXPENDITURES

  Product development expenditures for the years ended October 31, 1995 and 1996 are summarized as follows:

                                                          1995        1996
                                                       ----------  ----------
   Total development expenditures..................... $1,075,284  $2,475,048
   Less additions to capitalized software development
    costs prior to amortization.......................    (23,098)   (417,050)
                                                       ----------  ----------
   Product development expense........................ $1,052,186  $2,057,998
                                                       ==========  ==========

  The activity in the capitalized software development account during 1995 and 1996 is summarized as follows:

                                                          1995        1996
                                                       ----------  ----------
   Balance at beginning of period, net................ $  196,006  $  164,451
   Additions..........................................     23,098     417,050
   Amortization expense...............................    (54,653)   (217,661)
                                                       ----------  ----------
   Balance at end of period, net...................... $  164,451  $  363,840
                                                       ==========  ==========

  All capitalized software development costs at October 31, 1996, were subject to amortization as products were available for general release.

4. LONG-TERM DEBT

  Long-term debt, including obligations under capital leases, consists of the following:

                                                            OCTOBER 31,
                                                       ----------------------
                                                          1995        1996
                                                       ----------  ----------
   Note payable to vendor, interest at 7%, due in
    quarterly installments of $5,000 to $21,500
    through January 1999, secured by certain
    inventory......................................... $        0  $  193,500
   Capital lease obligations, interest at 10.25%,
    payable monthly through 1998, secured by
    equipment.........................................    168,652     102,288
                                                       ----------  ----------
                                                          168,652     295,788
   Less current portion...............................     66,364     124,500
                                                       ----------  ----------
                                                       $  102,288  $  171,288
                                                       ==========  ==========

                RESTAURANT MANAGEMENT AND CONTROL SYSTEMS, INC.

  ReMACS has a $500,000 line of credit that bears interest at the prime rate plus 1% (8.25% at October 31, 1996). The line of credit expires in July 1997 and is secured by substantially all of ReMACS's assets and is personally guaranteed by ReMACS's shareholders. At October 31, 1996, $0 was outstanding and $500,000 was available under the facility.

  At October 31, 1996, aggregate maturities of long-term debt are as follows:

      1997....................................................   $   124,500
      1998....................................................       128,288
      1999....................................................        43,000
                                                                 -----------
                                                                 $   295,788
                                                                 ===========

5. INCOME TAXES

  The sources of the difference between the financial accounting and the tax bases of ReMACS's assets and liabilities which give rise to the deferred tax assets and liabilities and the tax effects of each are as follows as of October 31, 1995 and 1996:

                                                       1995         1996
                                                     ---------   -----------
      Deferred tax asset (liability):
        Net operating loss ("NOL") carryforwards.... $ 455,457   $ 1,222,429
        Accrued liabilities.........................    89,600       215,600
        Allowance for doubtful accounts.............    45,000        60,000
        Capitalized software........................   (65,780)     (145,536)
                                                     ---------   -----------
          Net deferred tax assets...................   524,277     1,352,493
      Valuation allowance...........................  (524,277)   (1,352,493)
                                                     ---------   -----------
                                                     $       0   $         0
                                                     =========   ===========

  ReMACS's NOL carryforwards expire beginning 2007. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets at October 31, 1995 and 1996, as realization of these assets is uncertain. Utilization of existing NOL carryforwards may be limited in future years, if significant ownership changes occur (see Note 7). The following summarizes the components of the income tax provision (benefit):

                                                      FOR THE YEARS ENDED
                                                          OCTOBER 31,
                                                     -----------------------
                                                       1995         1996
                                                     ---------   -----------
        Current..................................... $       0   $         0
        Deferred....................................  (355,112)     (828,216)
        Valuation allowance.........................   355,112       828,216
                                                     ---------   -----------
        Income tax provision (benefit).............. $       0   $         0
                                                     =========   ===========

  A reconciliation from the federal statutory rate to the tax provision
(benefit) is as follows:

                                                       1995         1996
                                                     ---------   -----------
      Statutory federal tax rate....................     (34.0)%       (34.0)%
      State income taxes, net of federal tax bene-
       fit..........................................      (6.1)         (6.1)
      Other.........................................        .5            .3
      Valuation allowance...........................      39.6          39.8
                                                     ---------   -----------
                                                             0%            0%
                                                     =========   ===========

                RESTAURANT MANAGEMENT AND CONTROL SYSTEMS, INC.

6. COMMITMENTS AND CONTINGENCIES

 Leases

  ReMACS leases office space, equipment, and certain vehicles under noncancelable operating lease agreements expiring on various dates through July 2001. At October 31, 1996, future minimum rental payments for noncancelable leases with terms in excess of one year were as follows:

      1997............................................................. $144,678
      1998.............................................................  100,806
      1999.............................................................   21,568
      2000.............................................................   15,048
      2001.............................................................    9,232

  Total rent expense under operating leases was $119,026 and $95,122 for the years ended October 31, 1995 and 1996, respectively.

 Benefit Plan

  ReMACS has a 401(k) profit-sharing Plan (the "Plan") available to all employees of ReMACS who have completed three months of service and have attained age 21. The Plan includes a salary deferral arrangement pursuant to which employees may contribute a minimum of 2% and a maximum of 15% of their salary on a pretax basis. ReMACS may make both matching and additional contributions at the discretion of the board of directors. During 1995 and 1996, ReMACS made contributions of $5,839 and $24,664, respectively.

 Legal Proceedings

  ReMACS is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, there are no such claims outstanding that would have a material adverse effect on ReMACS's financial position or results of operations.

 Long Term Contract

  In 1995, ReMACS entered into an agreement whereby ReMACS was advanced approximately $3.0 million during fiscal years 1995 and 1996 in custom development fees. The Company is using the percentage-of-completion method of accounting to recognize revenue under this agreement. At October 31, 1996, ReMACS has deferred approximately $1.7 million based on its estimates of total costs to complete the contract development.

7. SUBSEQUENT EVENT

  On May 23, 1997, Radiant Systems, Inc. ("Radiant") purchased all of the outstanding common stock of ReMACS for 627,500 shares of Radiant common stock, $3.25 million in cash and $3.25 million in notes.

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

  The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 1997, gives effect to the ReMACS acquisition as if it had occurred on that date. The accompanying unaudited pro forma combined statements of operations for the years ended December 31, 1996 and the three months ended March 31, 1997 have been prepared to reflect adjustments to the Company's historical results of operations to give effect to the acquisitions of PrsymTech and ReMACS as if it they had occurred at the beginning of the respective periods. The accompanying pro forma combined balance sheet as of March 31, 1997 has been prepared as if the ReMACS acquisition had occurred as of that date. The pro forma adjustments are based upon available information and certain assumptions that management believes to be reasonable. Final purchase adjustments may differ from the pro forma adjustments herein.

  The accompanying pro forma statements are not necessarily indicative of the results of operations which would have been attained had the acquisitions been consummated on the dates indicated or which may be attained in the future. These pro forma statements should be read in conjunction with the historical combined financial statements of the Company and related notes thereto, which are included elsewhere in this Prospectus.

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                             AS OF MARCH 31, 1997

                                                    PRO FORMA        PRO FORMA
                          RADIANT(A)   REMACS(B)   ADJUSTMENTS        COMBINED
                          ----------- -----------  ------------     ------------
         ASSETS
Current assets
 Cash and cash equiva-
  lents.................  $12,487,487 $   391,404  $ (3,250,000)(2) $  9,628,891
 Accounts receivable,
  net of allowance for
  doubtful accounts ....    7,141,465     864,735           --         8,006,200
 Inventories............    4,767,021     172,099           --         4,939,120
 Other short-term as-
  sets..................      445,311      45,942           --           491,253
                          ----------- -----------  ------------     ------------
 Total current assets...   24,841,284   1,474,180    (3,250,000)      23,065,464
Property and equipment,
 net....................    1,821,225     430,555           --         2,251,780
Software development
 costs, net.............      852,261     358,734      (358,734)(1)      852,261
Intangibles, net........      957,255         --            --           957,255
                                                     18,547,757 (1)   18,547,757
                                                    (15,450,282)(1)  (15,450,282)
Deferred income tax as-
 sets...................      397,180         --            --           397,180
Other assets............      561,306         --            --           561,306
                          ----------- -----------  ------------     ------------
                          $29,430,511 $ 2,263,469  $   (511,259)    $ 31,182,721
                          =========== ===========  ============     ============
 LIABILITIES AND SHARE-
 HOLDERS' EQUITY (DEFI-
          CIT)
Current liabilities
 Accounts payable and
  accrued liabilities...  $ 6,807,842 $   840,640  $    150,000 (2)    7,798,482
 Customer deposits and
  unearned revenue......    2,516,295   5,706,064      (180,000)(1)    8,042,359
 Current portion of
  shareholder loans.....          --          --            --               --
 Current portion of long
  term debt.............      528,231     128,288           --           656,519
                          ----------- -----------  ------------     ------------
 Total current liabili-
  ties..................    9,852,368   6,674,992       150,000       16,497,360
Shareholder loans, less
 current portion........          --          --      3,250,000 (2)    3,250,000
Long term debt, less
 current portion........      231,601      71,641           --           303,242
                          ----------- -----------  ------------     ------------
 Total liabilities......   10,083,969   6,746,633     3,400,000       20,050,602
                          ----------- -----------  ------------     ------------
Shareholders' equity
 (deficit)..............   19,346,542  (4,483,164)          --        14,863,378
                                                    (15,450,282)(3)  (15,450,282)
                                                      4,483,164 (3)    4,483,164
                                                      7,235,859 (2)    7,235,859
                          ----------- -----------  ------------     ------------
                          $29,430,511 $ 2,263,469  $   (511,259)    $ 31,182,721
                          =========== ===========  ============     ============

--------
(A) Derived from the March 31, 1997 unaudited financial statements of the Company appearing elsewhere in this Prospectus.
(B) Derived from the April 30, 1997 unaudited financial statements of ReMACS appearing elsewhere in this Prospectus.

          NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET--REMACS

(1) Reflects adjustments to record the fair market value of the identifiable intangible assets acquired plus the resulting goodwill related to the excess purchase price over the fair value of net assets acquired. The value associated with the purchased research and development costs is written-off immediately (in thousands).

     Total consideration and transaction costs........................ $13,886
     Fair value of net liabilities assumed............................   4,662
                                                                       -------
     Excess of purchase price over fair value of net liabilities as-
      sumed...........................................................  18,548
     Value associated with purchased research and development costs...  15,450
                                                                       -------
     Adjustments to goodwill.......................................... $ 3,098
                                                                       =======

   Reflects deferred maintenance revenue of $300,000 at its cost (the cost to service remaining commitment) of $120,000. Remaining amounts in customer deposits and unearned revenue primarily relate to deposits and other payments received in advance for products under development.

(2) Reflects (i) issuance of 627,500 shares of Common Stock with an estimated fair value of approximately $7.2 million as of the acquisition date of May 23, 1997, adjusted to reflect a discount from market value to account for restrictions common to large holdings of unregistered securities, (ii) issuance of $3.25 million in notes, (iii) issuance of $3.25 million in cash, and (iv) transaction related expenses of $150,000.

(3) Reflects the elimination of ReMAC's shareholder deficit of $4.5 million and the immediate write-off of purchased research and development costs of $15.4 million.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                   FOR THE FIRST QUARTER ENDED MARCH 31, 1997

                                                    PRO FORMA        PRO FORMA
                          RADIANT (A)  REMACS (B)  ADJUSTMENTS       COMBINED
                          -----------  ----------  -----------      -----------
REVENUES:
 Systems sales..........  $10,742,270  $  548,838          --       $11,291,108
 Customer support,
  maintenance and other
  services..............    1,818,057     468,227          --         2,286,284
                          -----------  ----------  -----------      -----------
 Total revenues.........   12,560,327   1,017,065          --        13,577,392
COST OF REVENUES:
 Systems sales..........    6,278,136      47,117          --         6,325,253
 Customer support,
  maintenance and other
  services..............    1,748,773     324,369          --         2,073,142
                          -----------  ----------  -----------      -----------
 Total cost of
  revenues..............    8,026,909     371,486          --         8,398,395
GROSS PROFIT............    4,533,418     645,579          --         5,178,997
OPERATING EXPENSES:
 Product development....    1,153,155     252,590          --         1,405,745
 Purchased research and           --          --   (15,450,282)(10) (15,450,282)
  development costs.....                            15,450,282 (9)   15,450,282
 Sales and marketing....      871,334     384,409          --         1,255,743
 Depreciation and
  amortization..........      367,211     101,115      110,624 (8)      578,950
 General and
  administrative........    1,689,318     312,554          --         2,001,872
                          -----------  ----------  -----------      -----------
 Total operating
  expenses..............    4,081,018   1,050,668      110,624        5,242,310
INCOME (LOSS) FROM
 OPERATIONS.............      452,400    (405,089)    (110,624)         (63,313)
Interest expense, net...      209,165       2,752       69,063 (7)      280,980
                          -----------  ----------  -----------      -----------
INCOME (LOSS) BEFORE
 EXTRAORDINARY ITEM AND
 PROVISION (BENEFIT) FOR
 INCOME TAXES...........      243,236    (407,841)    (179,687)        (344,293)
Pro forma income tax
 benefit................     (211,750)        --       211,750 (11)         --
                          -----------  ----------  -----------      -----------
PRO FORMA INCOME (LOSS)
 BEFORE EXTRAORDINARY
 ITEM...................      454,986    (407,841)    (391,437)        (344,293)
                          ===========  ==========  ===========      ===========
PRO FORMA NET INCOME
 (LOSS) PER COMMON AND
 COMMON EQUIVALENT SHARE
 BEFORE EXTRAORDINARY
 ITEM...................  $      0.03                               $     (0.03)
                          ===========                               ===========
WEIGHTED AVERAGE COMMON
 AND COMMON EQUIVALENT
 SHARES OUTSTANDING.....   13,125,239                                13,752,739(12)
                          ===========                               ===========

--------
(A) Derived from March 31, 1997 unaudited financial statements of the Company appearing elsewhere in this Prospectus.
(B) Derived from the three months ended April 30, 1997 unaudited financial statements of ReMACS. For purposes of the above presentation, the results for the three months ended January 31, 1997 have been omitted. Revenues and net loss for the three months ended January 31, 1997 were approximately $971,000 and $535,000, respectively.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                        PRYSMTECH                      REMACS
                                        PRO FORMA                    PRO FORMA         PRO FORMA
                          RADIANT(A)   ADJUSTMENTS      REMACS(B)   ADJUSTMENTS         COMBINED
                          -----------  -----------     -----------  ------------      ------------
REVENUES:
Systems sales...........  $35,888,342  $       --      $ 3,032,431  $        --       $ 38,920,773
Customer support,
 maintenance and other
 services...............    5,054,979          --        2,615,307           --          7,670,286
                          -----------  -----------     -----------  ------------      ------------
 Total revenues.........   40,943,321          --        5,647,738           --         46,591,059
COST OF REVENUES:
Systems sales...........   22,270,161          --          638,264           --         22,908,425
Customer support,
 maintenance and other
 services...............    5,464,533          --        1,407,517           --          6,872,050
                          -----------  -----------     -----------  ------------      ------------
 Total cost of
  revenues..............   27,734,694          --        2,045,781           --         29,780,475
GROSS PROFIT............   13,208,627          --        3,601,957           --         16,810,584
OPERATING EXPENSES:
Product development.....    3,327,630          --        2,057,998           --          5,385,628
Purchased research and
 development costs......    3,930,000   (3,900,000)(4)         --            --             30,000
                                                                     (15,450,282)(10)  (15,450,282)
                                                                      15,450,282 (9)    15,450,282
                                                                                               --
Sales and marketing.....    1,487,087          --        1,196,403           --          2,683,490
Depreciation and
 amortization...........      948,385      173,800 (2)     392,228       442,496 (8)     1,956,909
General and
 administrative.........    5,664,246          --        2,323,180           --          7,987,426
                          -----------  -----------     -----------  ------------      ------------
 Total operating
  expenses..............   15,357,348   (3,726,200)      5,969,809       442,496        18,043,453
                          -----------  -----------     -----------  ------------      ------------
INCOME (LOSS) FROM
 OPERATIONS.............   (2,148,721)   3,726,200      (2,367,852)     (442,496)       (1,232,869)
Interest expense, net...      711,848      267,750 (1)     (19,127)      276,250 (7)     1,236,721
Minority interest in
 earnings of PrysmTech..      628,137     (628,137)(3)         --            --                --
                          -----------  -----------     -----------  ------------      ------------
INCOME (LOSS) BEFORE
 PROVISION (BENEFIT) FOR
 INCOME TAXES...........   (3,488,706)   4,086,587      (2,348,725)     (718,746)       (2,469,590)
Pro forma income tax
 (benefit) provision ...   (1,333,142)   1,566,278(5)          --       (233,136)(11)          --
                          -----------  -----------     -----------  ------------      ------------
PRO FORMA NET INCOME
 (LOSS).................  $(2,155,564) $ 2,520,309     $(2,348,725) $   (485,610)     $ (2,469,590)
                          ===========  ===========     ===========  ============      ============
PRO FORMA NET INCOME
 (LOSS) PER COMMON AND
 COMMON EQUIVALENT
 SHARE..................  $    (0.19)                                                 $      (0.21)
                          ===========                                                 ============
WEIGHTED AVERAGE COMMON
 AND COMMON EQUIVALENT
 SHARES OUTSTANDING.....   11,099,532                                                   11,727,032 (6)(12)
                          ===========                                                 ============

(A) Derived from the December 31, 1996 financial statements of the Company appearing elsewhere in this Prospectus.

(B) Derived from the October 31, 1996 financial statements of ReMACS appearing elsewhere in this Prospectus.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS--PRYSMTECH LLC

 (1) Reflects interest expense on the $3.15 million in notes at an annual rate of 8.5%

 (2) Reflects additional amortization of goodwill of $869,000 over 5 years.

 (3) Reflects elimination of minority interest in earnings of PrysmTech.

 (4) Reflects elimination from the pro forma information of one-time, non-recurring charges for purchased research and development costs of $3.9 million.

 (5) Reflects provision for income taxes for the tax effect of the pro forma adjustments.

 (6) Weighted average common shares outstanding assumes that the 300,000 shares of Common Stock issued occurred January 1, 1996. In addition, the weighted average common shares outstanding include the dilutive effect of options to purchase 275,000 shares of Common Stock granted to certain employees of PrysmTech below the initial public offering price.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS--REMACS

 (7) Reflects interest expense on the $3.25 million in notes at an annual rate of 8.5%

 (8) Reflects additional amortization of goodwill of $3.1 million over 7 years.

 (9) Reflects charge of $15.4 million related to the write-off of purchased research and development costs. The allocation to purchased research and development costs represents the estimated fair value related to incomplete projects, determined by an independent appraisal. The development of these projects had not yet reached technology feasibility and the technology has no alternative future use. The technology acquired in the acquisition will require substantial additional development by the Company.

(10) Reflects elimination from the pro forma information of one-time, non-recurring charges for purchased research and development costs of $15.4 million which will be recorded by the Company when the acquisition is consummated.

(11) Reflects adjustment to provision (benefit) for income taxes, to eliminate any pro forma income tax benefit related to the combined pro forma loss due to the uncertainty regarding realization of deferred tax assets created by the loss.

(12) Weighted average common shares outstanding assumes that the 627,500 shares of Common Stock issued occurred at the beginning of the respective periods.

                          INSIDE BACK COVER GRAPHICS

Graphic: A picture of one of the Company's Order Point point of sale terminals designed for use in the cinema market. The terminal shows a screen for ordering popcorn, with touch screen "buttons" for "Large," "Medium," "Small," and "Collector Tub."

          A second picture shows one of the Company's BoxMan point of sale terminals in use in the ticketing booth of a movie theater. The terminal screen shows a series of touch screen "buttons" including buttons for movie titles offered and a number key pad, as well as a display of the customer's movie order. The touch screen capability of the terminal is demonstrated by a human hand shown touching a "button" for a specific movie in response to an order from a customer shown through the booth's glass front.

          A third picture shows one of the Company's Order Point point of sale terminals designed for use in the quick service restaurant industry. The terminal shows a series of "buttons" ranging from "Entrees," "Salads," "Drinks," and "Deserts" to "Cancel Item" and "Complete Order," as well as a display of a customer's order by item and price.

Supporting
Text:     "Order Point/Cinema. BoxMan Ticketing System. Order
          Point/Quick Service Restaurant.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  13
Price Range of Common Stock..............................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Dilution.................................................................  15
Selected Combined Historical Financial Data..............................  16
Selected Pro Forma Financial Data........................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  30
Management...............................................................  46
Certain Transactions.....................................................  51
Principal and Selling Shareholders.......................................  53
Description of Capital Stock.............................................  54
Shares Eligible for Future Sale..........................................  55
Underwriting.............................................................  57
Legal Matters............................................................  58
Experts..................................................................  59
Additional Information...................................................  59
Index to Financial Statements............................................ F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,075,000 Shares


                    [LOGO OF RADIANT SYSTEMS APPEARS HERE]

                                  Common Stock

                                  -----------

                                   PROSPECTUS

                                  -----------

                               Alex. Brown & Sons
                                  INCORPORATED

                            Deutsche Morgan Grenfell

                             The Robinson-Humphrey
                                 Company, Inc.

                                        , 1997

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--------------------------------------------------------------------------------